SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                  SCHEDULE 13D
                  (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                AMENDMENT NO. 12

                              INLAND RESOURCES INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    90336P100
            ---------------------------------------------------------
                                 (CUSIP Number)


                                Thomas X. Fritsch
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 888-5500
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 30, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No.90336P100                     13D                   Page 2 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HAMPTON INVESTMENTS LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,318,186

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,318,186

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          OO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 3 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JWA INVESTMENTS IV LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,318,186

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,318,186

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 4 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SOLVATION INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO***
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
   NUMBER      7    SOLE VOTING POWER

     OF             7,147,300****

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
   OWNED
               _________________________________________________________________
    BY         9    SOLE DISPOSITIVE POWER

   EACH             7,147,300

 REPORTING     _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
  PERSON
                    0
   WITH
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 5 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SDR GROUP HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
   NUMBER      7    SOLE VOTING POWER

     OF             7,147,300****

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
   OWNED
               _________________________________________________________________
    BY         9    SOLE DISPOSITIVE POWER

   EACH             7,147,300

 REPORTING     _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
  PERSON
                    0
   WITH
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 6 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PENGO INDUSTRIES, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
   NUMBER      7    SOLE VOTING POWER

     OF             7,147,300****

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
   OWNED
               _________________________________________________________________
    BY         9    SOLE DISPOSITIVE POWER

   EACH             7,147,300

 REPORTING     _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
  PERSON
                    0
   WITH
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 7 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PENGO CAPITAL LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
   NUMBER      7    SOLE VOTING POWER

     OF             7,147,300****

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
   OWNED
               _________________________________________________________________
    BY         9    SOLE DISPOSITIVE POWER

   EACH             7,147,300

 REPORTING     _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
  PERSON
                    0
   WITH
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 8 of 27 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOHN W. ADAMS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
   NUMBER      7    SOLE VOTING POWER

     OF             9,465,486*****

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
   OWNED
               _________________________________________________________________
    BY         9    SOLE DISPOSITIVE POWER

   EACH             9,465,486

 REPORTING     _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
  PERSON
                    0
   WITH
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,465,486*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

CUSIP No.90336P100                     13D                   Page 9 of 27 Pages
________________________________________________________________________________

*Represents the sum of (i) 2,318,186, which is the number of shares of Common Stock held by Hampton Investments LLC at the time of filing and (ii) 7,147,300, which is the number of shares of Common Stock that may be deemed to be beneficially owned by SOLVation Inc. pursuant to the Exchange and Stock Issuance Agreement by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation Inc. dated as of January 30, 2003 ("the Exchange Agreement"), assuming that the transactions contemplated by the Exchange Agreement are consummated as currently anticipated on March 7, 2003. Pursuant to the Exchange Agreement, (x) Inland Holdings, LLC will exchange a subordinated note of Inland Resources, Inc. held by it in the principal amount of $98,968,964 and all accumulated interest thereon for (1) 22,053,000 shares of newly issued Common Stock and (2) 911,588 shares of the issuer's Series F Preferred Stock, plus 338 shares per day for each day after November 30, 2002 to and including the closing date of the transactions contemplated by the Exchange Agreement (the "Exchange Closing Date") and (y) SOLVation Inc. will exchange a junior subordinated note of Inland Resources Inc. held by it in the principal amount of $5,000,000 and all accumulated interest thereon for 68,854 shares of the issuer's Series F Preferred Stock, plus 27 shares per day for each day after November 30, 2002 to and including the Exchange Closing Date. Each share of Series F Preferred Stock shall be automatically converted into 100 shares of Common Stock when a sufficient number of shares of Common Stock has been authorized pursuant to an appropriate amendment to the Articles of Incorporation of Inland Resources Inc. The obligations of Inland Holdings, LLC to effect the exchange of its subordinated note on the Exchange Closing Date are conditioned upon, among other things, the concurrent exchange of the junior subordinated note held by SOLVation Inc. pursuant to the Exchange Agreement and similarly, the obligations of SOLVation Inc. to effect the exchange of its junior subordinated note on the Exchange Closing Date are conditioned upon, among other things, the concurrent exchange of the subordinated note held by Inland Holdings, LLC pursuant to the Exchange Agreement.

**Because the issuance of shares of the issuer's Series F Preferred Stock to SOLVation Inc. pursuant to the Exchange Agreement will occur only if additional shares of Common Stock and shares of Series F Preferred Stock are concurrently issued to Inland Holdings, LLC, the shares of Common Stock issuable to Inland Holdings, LLC at the Exchange Closing Date, and the shares of Common Stock into which the shares of Series F Preferred Stock issuable to Inland Holdings, LLC at the Exchange Closing Date are automatically convertible (assuming that the Exchange Closing Date occurs on March 7, 2003, as currently anticipated), are considered to be outstanding for purposes of this calculation. If such share issuances to Inland Holdings, LLC are not taken into account, the percentage of Common Stock share ownership attributable to the Reporting Persons in the aggregate would be 94.2%.

*** Exchange of a $5,000,000 principal amount junior subordinated note No. R-3001, due March 31, 2010, and accumulated interest thereon, previously issued by Inland Resources Inc. to SOLVation Inc.

**** Represents the number of shares of Common Stock into which 71,473 shares of the issuer's Series F Preferred Stock is convertible, which shares of preferred stock are to be issued to SOLvation Inc. in exchange for a junior subordinated note of the issuer held by SOLVation Inc. assuming such exchange occurs as anticipated on March 7, 2003.

***** Represents the sum of 2,318,186, which is the number of shares of Common Stock held by Hampton Investments LLC at the time of filing, and 7,147,300, which is the number of shares of Common Stock into which 71,473 shares of the issuer's Series F Preferred Stock is convertible, which shares of preferred stock are to be issued to SOLVation Inc. in exchange for a junior subordinated note of the issuer held by SOLVation Inc. assuming such exchange occurs as anticipated on March 7, 2003.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 12 ("Amendment No. 12") to Schedule 13D relates to shares of Common Stock, $.001 par value per share (the "Common Stock") of Inland Resources Inc., a Delaware corporation ("Inland" or the "Company"). This Amendment No. 12 is being filed by Hampton Investments LLC, JWA Investments IV LLC, SOLVation Inc., SDR Group Holdings, Inc., Pengo Industries, Inc., Pengo Capital LLC and John W. Adams, and amends Amendment No. 11, which was filed on August 2, 2001, by Hampton Investments, JWA Investments IV LLC, John W. Adams, Pengo Industries, Inc., Pengo Securities Corp., Randall D. Smith and Jeffrey A. Smith.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) - (c)

     Amendment No. 12 is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)  Hampton Investments LLC

     (ii) JWA Investments IV LLC

     (iii) SOLVation Inc.

     (iv) SDR Group Holdings, Inc.

     (v)  Pengo Industries, Inc.

     (vi) Pengo Capital LLC

     (vii) John W. Adams

     This Amendment No. 12 relates to 2,318,186 shares of Common Stock held for the account of Hampton Investments LLC and 7,147,300 shares of Common Stock of which SOLVation Inc. may be deemed the beneficial owner within the meaning of Rule 13d-3(d)(1)(i) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Act").

     Hampton Investments LLC ("Hampton") is a Delaware limited liability company. Hampton does not have officers or directors. JWA Investments IV LLC, a Delaware limited liability company ("JWA Investments") may be deemed to be the beneficial owner of securities held for the account of Hampton. SOLVation Inc. ("SOLVation") is a Delaware corporation. Information with respect to the identity and background to the executive officers and directors of SOLVation is provided below. Each of SDR Group Holdings, Inc., a New York corporation ("SDR"), Pengo Industries, Inc., a Texas corporation ("Pengo Industries") and Pengo Capital LLC, a Delaware limited liability company ("Pengo Capital") may be deemed to be the beneficial owner of securities held for the account of SOLVation. Because JWA Investments may be deemed to be the beneficial owner of securities held for the account of Hampton, and because each of SDR and Pengo Industries may be deemed to be the beneficial owner of securities held for the account of SOLVation, information with respect to the identity and background to the executive officers and directors of such person, where applicable, is provided below. JWA Investments does not have directors and Pengo Capital does not have officers or directors. John W. Adams is the sole member of JWA Investments and the Managing Member of Pengo Capital. The principal business of each of Hampton, JWA Investments, SOLVation, SDR, Pengo Industries and Pengo Capital is investments and the principal address of each such person is 885 Third Avenue, 34th Floor, New York, New York 10022.

     John W. Adams is the sole member and President of JWA Investments and, as such, may be deemed to be the beneficial owner of securities held for the account of Hampton. Mr. Adams is the Managing Member of Pengo Capital and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of SOLVation. Mr. Adams' present principal occupation is to serve as President of Smith Management LLC, a private investment firm, and affiliated entities, 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Adams' business address is 885 Third Avenue, 34th Floor, New York, New York 10022. Also as a principal occupation, Mr. Adams serves as Chairman of the Board of Directors and Chief Executive Officer of Hawaiian Holdings, Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819, a holding company for a publicly traded airline, and on such Board's Executive Committee. Mr. Adams is also a member of the Board of Directors of Sun Healthcare Group, Inc., 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109, a healthcare company, and he also serves as Chairman of its Executive Committee.

     The name of each director and executive officer of each of the Reporting Persons, where applicable, and the principal occupation or employment of each such officer or director is set forth in the table below. The business address of each such individual is 885 Third Avenue, 34th Floor, New York, New York 10022, which is also the address of Smith Management LLC, a private investment firm.


         NAME                POSITION(S) WITH REPORTING        PRINCIPAL OCCUPATION OR
                                       PERSONS                        EMPLOYMENT

   John W. Adams             Director of SOLVation, SDR      President of Smith Management
                             and Pengo Industries;           LLC; Chief Executive Officer
                             President of JWA Investments,   of Hawaiian Holdings, Inc.
                             SOLVation, SDR and Pengo
                             Industries

   Bruce M. Schnelwar        Director of SOLVation, SDR      Executive Vice President and
                             and Pengo Industries;           Chief Financial Officer of
                             Executive Vice President of     Smith Management LLC
                             JWA Investments, SOLVation,
                             SDR and Pengo Industries



                                    Page 12



   Jeffrey A. Smith          Director of SOLVation, SDR      Executive Vice President of
                             and Pengo Industries;           Smith Management LLC
                             Executive Vice President of
                             JWA Investments, SOLVation,
                             SDR and Pengo Industries

   Thomas X. Fritsch         Vice President of JWA           Vice President and General
                             Investments, SOLVation, SDR     Counsel of Smith Management
                             and Pengo Industries            LLC

   James B. Healy            Vice President of JWA           Vice President and Tax
                             Investments, SOLVation, SDR     Director of Smith Management
                             and Pengo Industries            LLC

   Susan E. O'Donovan        Vice President of JWA           Vice President and Controller
                             Investments, SOLVation, SDR     of Smith Management LLC
                             and Pengo Industries


     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     SOLVation acquired the shares of Common Stock that may be deemed beneficially owned by it by virtue of the Exchange and Stock Issuance Agreement (the "Exchange Agreement") by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation Inc. dated as of January 30, 2003, pursuant to which SOLVation agreed to exchange the Company's $5,000,000 principal amount junior subordinated note No. R-3001 due March 31, 2010, together with all accumulated interest thereon, in consideration of the issuance by Inland to SOLVation of shares of the Company's Series F Preferred Stock, which shares will automatically convert into shares of the Company's Common Stock upon authorization of a sufficient number of shares of Common Stock.

     The information with respect to the Exchange Agreement, the transactions contemplated thereby and related transactions set forth in Item 4 is hereby incorporated by reference into this Item 3.

     The information with respect to the original issuance by the Company to SOLVation of the Company's $5,000,000 junior subordinated note and the terms thereof set forth in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION

     On January 30, 2003 the Company and its wholly owned subsidiary, Inland Production Company, entered into the Exchange Agreement with Inland Holdings, LLC ("Holdings"), an entity managed by an affiliate of Trust Company of the West, holder of the Company's $98,968,964 principal amount subordinated note, and SOLVation, holder of the Company's $5,000,000 principal amount junior subordinated note, both of which notes are in default. Pursuant to the Exchange Agreement, (i) Holdings will exchange a subordinated note of the Company held by it in the principal amount of $98,968,964, and all accumulated interest thereon, for (A) 22,053,000 shares if newly issued Common Stock and (B) 911,588 shares of the Company's Series F Preferred Stock, plus 338 shares per day for each day after November 30, 2002 to and including the closing date of the transactions contemplated by the Exchange Agreement (the "Exchange Closing Date") and (ii) SOLVation will exchange a junior subordinated note of the Company held by it in the principal amount of $5,000,000 and all accumulated interest thereon for 68,854 shares of the Company's Series F Preferred Stock, plus 27 shares per day for each day after November 30, 2002 to and including the Exchange Closing Date. Because the issuance of shares of the Company's Series F Preferred Stock to SOLVation pursuant to the Exchange Agreement will occur only if additional shares of Common Stock and shares of Series F Preferred Stock are concurrently issued to Holdings, the shares of Common Stock issuable to Holdings at the Exchange Closing Date, and the shares of Common Stock into which the shares of Series F Preferred Stock issuable to Holdings at the Exchange Closing Date are automatically convertible (assuming that the Exchange Closing Date occurs on March 7, 2003, as currently anticipated), are considered to be outstanding for purposes of this filing. Upon closing of the transactions contemplated by the Exchange Agreement (the "Exchange"), Holdings, Hampton and SOLVation will own in the aggregate over 99% of the Company's Common Stock. The Exchange was unanimously approved by the Company's Board of Directors and is not required to be voted on by the Company shareholders. A copy of the Exchange Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

     On February 3, 2003 the Company entered into an amendment to its bank credit agreement pursuant to which the banks consented to the Exchange and waived an existing default arising from the Company's failure to comply with a financial covenant relating to a leverage ratio. Upon completion of the Exchange, certain modifications to the financial and other covenants will become effective. The Company has also agreed with SOLVation to amend, at closing of the Exchange, the note purchase agreement pursuant to which the Company previously issued to SOLVation a senior subordinated note in the principal amount of $5,000,000, and which will remain outstanding following the Exchange. This amendment will conform certain covenants and other provisions of the note purchase agreement to parallel provisions in the bank credit agreement, as amended through the closing date of the Exchange.

The form of the amendment to the SOLVation senior subordinated note purchase agreement is attached as Exhibit C to the Exchange Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

     Immediately following completion of the Exchange, Holdings, Hampton and SOLVation (together, the "Affiliated Shareholders") will contribute all of the Inland capital stock held by them to a new Delaware corporation to be formed on or after the Exchange Closing Date ("Newco"), 92.5% of the outstanding capital stock of which will be owned by Holdings and 7.5% of which will be owned in the aggregate by Hampton and SOLVation. Immediately following its formation and capitalization, Newco will effect a "short form" merger of the Company with and into Newco pursuant to the Washington Business Corporation Act and the Delaware General Corporation Law (the "Merger"). In the Merger, shareholders of Inland other than the Affiliated Shareholders will be entitled to receive a cash payment of $1.00 per share of Common Stock or they may exercise dissenters' rights, as provided by the Washington Business Corporation Act. Upon consummation of the Merger, the Company's Common Stock will be deregistered under the Act and Inland will no longer exist as a publicly traded company. The Merger will not require any vote, approval or other action by any of the Company, its shareholders or the Company's Board of Directors.

     Pursuant to Rule 13e-3 promulgated by the Commission under the Act, which applies to "going private" transactions such as the Merger, at least 20 days prior to completing the Exchange, Inland and the Affiliated Shareholders are required to disseminate to Inland's unaffiliated minority shareholders a statement (the "Transaction Statement") describing in more detail the Exchange and the Merger and related transactions and, among other things, the factors considered by the Inland Board of Directors and the Affiliated Shareholders in deciding to pursue these transactions. On February 5, 2003, such persons filed with the Commission a Schedule 13E-3 Transaction Statement containing prescribed disclosures with respect to the "going private" transaction to be effected pursuant to the Exchange and Merger. Hampton and SOLVation expect that the Transaction Statement will be mailed to Company shareholders on or before February 12, 2003. The Exchange and Merger are expected to close in early to mid-March (approximately 30 days following the filing of the Transaction Statement with the SEC), subject to satisfaction of customary closing conditions. For purposes of this filing, the Reporting Persons have assumed that the closing date will be March 7, 2003. Upon consummation of the Merger, the Common Stock will be deregistered under the Exchange Act and Inland will no longer exist as a publicly traded company.

     The primary purpose of the Exchange is to restructure an aggregate of approximately $120 million of subordinated debt owed to Holdings and SOLVation into non-interest bearing equity, resulting in an improvement in shareholders' equity as of September 30, 2002 on a pro forma basis from a negative ($40.9 million) to a positive $77 million, and savings of approximately $13 million in annual interest expense. Consummation of the Exchange is also a condition precedent to the effectiveness of the amendment to the Company's bank credit agreement described above. The Company has been in default on its bank debt and all of its subordinated debt since April 1, 2002 and as a result, it has received an opinion from its auditors on its Amended and Restated 2001 Financial Statements that is qualified as to the Company's ability to continue as a going concern. Absent a comprehensive financial restructuring such as that represented by the Exchange and related transactions, it is probable that the banks will accelerate the indebtedness held by them and commence the exercise of collection remedies, including foreclosure on the Company's oil and gas properties, which would likely force the Company to seek bankruptcy protection.

     The purpose of the Merger is to enable the Company to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to eliminate public ownership of its shares. As a result of the Exchange, shareholders other than the Affiliated Shareholders will own in the aggregate less than 0.2% of the Company's outstanding Common Stock, and as a result, any trading market for the Company's shares will be even less liquid than it is at present. Giving effect to the Exchange, any benefit preserved by maintaining the Company's status as a public company with shares registered under the Act is greatly outweighed by the expense and other burdens imposed upon the Company and its management in maintaining such status. The Company expects to save approximately $150,000 in direct annual expense associated with maintaining public company status as well as relieve the administrative burden on the Company's management and employees associated with the preparation of periodic reports and other information required to be prepared by public companies and filed with the SEC and/or furnished to shareholders.

     Further information with respect to the Exchange and Merger is set forth below:

STEP 1: EXCHANGE OF SUBORDINATED NOTES FOR COMMON STOCK AND SERIES F
        PREFERRED STOCK

Exchange:                       In the Exchange, Holdings will exchange a
                                subordinated note in the principal amount of $98,968,964, plus all accrued and unpaid interest thereon, for 22,053,000 shares of the Common Stock and 911,588 shares of the Company's
                                Series F Preferred Stock plus 338 such shares per day for each day from and after November 30, 2002 until the closing. SOLVation will exchange its junior subordinated note in the principal amount of $5,000,000, plus all accrued and unpaid interest thereon, for 68,854 shares of the Company's Series F Preferred Stock plus 27 such shares per day for each day from and after November 30, 2002 until the closing.

TERMS OF SERIES F PREFERRED STOCK:

Securities:                     20,000,000 shares of the Company's Class A
                                Preferred Stock are authorized. 1,100,000 shares of the Company's Class A Preferred Stock will be designated Series F Preferred Stock, and the
                                Company contemplates issuing approximately
                                1,000,000 shares of Series F Preferred Stock, in the aggregate, pursuant to the Exchange.

Voting Rights:                  Votes with the Common Stock on an "as converted"
                                basis and separately as a class to approve certain major decisions that could alter the rights of the holders.

Liquidation Preference:         In the event of a voluntary or involuntary
                                liquidation, dissolution or winding up of the Company, the holders of the Series F Preferred
                                Stock are entitled to receive, in preference to the holders of the Common Stock but only after payment in full of all senior indebtedness, a per share amount equal to $100, as adjusted for any stock dividends, combinations or splits with respect to such share.

Automatic Conversion:           Each share of Series F Preferred Stock will be
                                automatically converted into 100 shares of Common Stock (representing a conversion price of $1.00 per share of Common Stock) when a sufficient number of shares of Common Stock have been authorized.

Effect of Merger:               The Series F Preferred Stock will be cancelled
                                in the Merger along with all other Inland securities.

STEP 2: MODIFICATION OF THE COMPANY'S SENIOR BANK CREDIT FACILITY

                                The Company's bank lenders have agreed to the modifications outlined below, subject in part to the closing of the Exchange:

                                The banks will consent to all transactions contemplated by the Exchange Agreement.

                                The banks will extend the Company's borrowing base of $83.5 million through July 31, 2003 and provide an additional credit commitment of $5 million for letters of credit to support commodity pricing hedging and secure certain EPA bonding obligations. The banks will extend the maturity date on which the revolving facility converts to a term loan to September 30, 2004 and permit the term loan to be paid in installments with a final maturity date of December 31, 2008, if the Company obtains a capital contribution of $15 million of equity, debt or other property approved by the banks by December 31, 2003.

                                The banks will modify certain financial
                                covenants.

                                The banks will grant a 10-day notice and grace period with respect to violations of negative covenants (before acceleration can commence) not including defaults in the payment of obligations to the banks. All existing defaults will be waived. The Company will agree to hedge specified percentages of its net oil and gas production by specified dates.

STEP 3: MODIFICATION OF THE SENIOR SUBORDINATED NOTE

                                The terms of the Senior Subordinated Note
                                Purchase Agreement dated as of August 2, 2001 (regarding the senior subordinated note held by SOLVation in the principal amount of $5,000,000) will be amended to extend the maturity date to be six months after the banks' maturity date (or earlier repayment in full) but no later than July 1, 2009; provided that if the Company enters into any additional borrowings during the term period of the bank credit facility, the senior subordinated note must be repaid in full; and to amend and conform affirmative and negative covenants to the bank credit agreement.

STEP 4: GOING PRIVATE TRANSACTION

Formation of Newco:             The Affiliated Shareholders will form a new
                                Delaware corporation to be named Inland
                                Resources Inc. ("Newco"). Immediately following completion of Steps 1, 2 and 3 above, Holdings will contribute to Newco all of its holdings of the Common Stock and Series F Preferred Stock in exchange for 92.5% of the common stock of Newco, and each of Hampton and SOLVation will contribute to Newco all of their holdings of Common Stock and Series F Preferred Stock, respectively, in exchange for an aggregate of 7.5% of the common stock of Newco. Newco will then own approximately 99.8% of the Company's
                                Common Stock and Common Stock equivalents.

Short-Form Merger:              Upon the closing of the Exchange, the Company
                                will be merged with and into Newco, with Newco surviving as a Delaware corporation. No action is required by Inland's shareholders or Board of Directors under the relevant provisions of Washington and Delaware law with respect to a merger of a subsidiary owned more than 90% by its parent corporation. All outstanding shares and options to purchase shares of the Company will be cancelled in the

                                Merger, and shareholders of the Company other than Newco and unaffiliated shareholders who exercise their statutory dissenters' rights will receive $1.00 per share in cash in payment of their cancelled shares.

Appraisal Rights:               Shareholders of Inland have the right to dissent
                                from the Merger and have a court appraise the value of their shares. Shareholders electing this remedy must comply with the procedures of
                                Section 23B.13 of the Washington Business
                                Corporation Act. Shareholders electing to exercise their right of appraisal will not receive the $1.00 per share paid to all other public shareholders, but will instead receive the appraised value, which may be more or less than $1.00 per share.

Effect of the Merger:           The Merger will result in the Company
                                terminating its status as a reporting company under the 1934 Act and its stock ceasing to be traded on the OTCBB. Its successor, Newco, will be a private company owned by three shareholders. Newco will assume all obligations of the Company as a result of the Merger.

Management Options:             Marc MacAluso and Bill I. Pennington, executive
                                officers of the Company, will each receive an amendment to their existing Employment
                                Agreements with the Company, which will survive and be assumed by Newco. Such agreements will provide that Mr. MacAluso and Mr. Pennington will receive new, fully vested options to purchase 4% and 3%, respectively, of the common stock of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company in the Merger and the outstanding number of shares of Common Stock and Common Stock equivalents immediately prior to the Merger. Similar options were contained in their employment agreements with the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)

               (i) Each of John W. Adams and JWA Investments may be deemed to be the beneficial owner of the 2,318,186 shares of Common Stock held for the account of Hampton (approximately 1.8% of the total number of shares outstanding assuming consummation on March 7, 2003 of the transactions contemplated by the Exchange Agreement).

               (ii) Each of John W. Adams, Pengo Capital, Pengo Industries and SDR may be deemed to be the beneficial owner of the 7,147,300 shares of Common Stock that may be deemed to be beneficially owned by SOLVation (approximately 5.7% of the total number of shares outstanding assuming consummation on March 7, 2003 of the transactions contemplated by the Exchange Agreement).

               (iii) The Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act in that Hampton, JWA Investments, SOLVation, Pengo Capital, Pengo Industries and SDR are under common control by John W. Adams. As such, the Reporting Persons as a group may be deemed to be the beneficial owner of 9,465,486 shares of Common Stock, which includes the 2,318,186 shares currently held for the account of Hampton and the 7,147,300 shares that may be deemed to be beneficially owned by SOLVation (in the aggregate, approximately 7.5% of the total number of shares outstanding assuming consummation on March 7, 2003 of the transactions contemplated by the Exchange Agreement).

     (b)

               (i) Each of John W. Adams and JWA Investments may be deemed to have sole power to direct the voting and disposition of the 2,318,186 shares of Common Stock held for the account of Hampton.

               (ii) Each of John W. Adams, Pengo Capital, Pengo Industries and SDR may be deemed to have sole power to direct the voting and disposition of the 7,147,400 shares of Common Stock that may be deemed to be beneficially owned by SOLVation (assuming consummation on March 7, 2003 of the transactions contemplated by the Exchange Agreement).

               (iii) Pursuant to an Amended and Restated Shareholders Agreement dated as of August 2, 2001 by and among Inland, Holdings and Hampton (the "Shareholders Agreement"), each of Holdings and Hampton agreed for themselves and on behalf of their respective affiliates to vote all shares of Common Stock (or other Company voting stock) held by them, and to take all other actions in their respective capacities as Inland shareholders necessary to ensure that (A) the Company Board of Directors would consist of six (6) directors (or such greater number as would be required to accommodate the rights of Holdings as a holder of the Company's subordinated note to designate an agreed number of additional members of the Company's Board of Directors following the occurrence and during the continuance of certain events of default under the agreement pursuant to which the note was issued); (B) for so long as Hampton and its affiliates hold not less than a majority of the Common Stock, they would have the right to designate one-third of the members of the Company's Board of Directors; and (C) so long as any debt represented by the Company's subordinated note issued to Holdings remains outstanding, Holdings (or subsequent holder(s)) would have the right to have an individual designated for election to the Company's Board of Directors, and more than one designee upon the occurrence of an event of default arising from the Company's failure to make quarterly interest payments on the note that continue unremedied for a period of 90 days; and for each additional 90 days that such default continues unremedied, one additional director. The Shareholders Agreement will be terminated upon consummation of the transactions contemplated by the Exchange Agreement. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by Holdings or its affiliates, and the filing of this Amendment No. 12 shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any share of Common Stock held beneficially or of record by Holdings or any affiliate hereof.

     (c) Except for the transactions contemplated by the Exchange Agreement, which are described in Item 4 of this Amendment No. 12 and hereby incorporated by reference into this Item 5, there have been no transactions effected by any Reporting Person with respect to any shares of Common Stock since December 2, 2002 (60 days prior to the date hereof).

     (d) The members of Hampton have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Hampton in accordance with their respective ownership interests in Hampton. The sole shareholder of SOLVation has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by SOLVation in accordance with its ownership interest in SOLVation.

     (e) Pursuant to the Exchange Agreement, the Company will issue to Holdings
(i) 22,053,000 shares of Common Stock and (ii) a number of shares of Series F Preferred Stock, each share being automatically convertible into 100 shares of Common Stock, equal to the sum of (A) 911,588 plus (B) 338 shares per day for each day after November 30, 2002 to and including the closing date of the exchange transactions contemplated thereby (the "Exchange Closing Date"). Also pursuant to the Exchange Agreement, the Company will issue to SOLVation a number of shares of Series F Preferred Stock equal to the sum of (i) 68,854 plus (ii) 27 shares per day for each day after November 30, 2002 to and including the Exchange Closing Date. The Exchange Closing Date is anticipated to be March 7, 2003 and all calculations of beneficial share ownership and the percentages of share ownership represented thereby are based on the assumption that the transactions contemplated by the Exchange Agreement will close on that date, with the result that, to the extent that Holdings and SOLVation may be deemed to be beneficial owners of the shares of Common Stock, or Common Stock issuable upon conversion of the shares of Series F Preferred Stock by virtue of the execution of the Exchange Agreement, Holdings would be deemed to be the beneficial owner of 116,787,596 shares of Common Stock (or 92.3% of the total shares) and SOLVation would be deemed to be the beneficial owner of 7,147,300 shares of Common Stock (or 5.7% of the total shares). Giving effect to the issuance of Common Stock to be effected pursuant to the Exchange Agreement, the 2,318,186 shares of Common Stock held for the account of Hampton and which may be deemed beneficially owned by John W. Adams and JWA Investments would represent only 1.8% of the total shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (a) The information with respect to the Exchange Agreement, the transactions contemplated thereby and related transactions set forth in Item 4, to the extent relevant to this Item 6, is hereby incorporated by reference herein.

     (b) The information with respect to the Shareholders Agreement set forth in
Item 5 is hereby incorporated by reference into this Item 6.

     (c) On August 2, 2001, the Company closed two subordinated debt transactions totaling $10 million in the aggregate with SOLVation, and entered into other restructuring transactions as described below. The first of the two debt transactions with SOLVation was the issuance of a $5,000,000 unsecured senior subordinated note to SOLVation due July 1, 2007 at par for cash. The interest rate is 11% per annum compounded quarterly. The interest payment is payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. Accrued interest at September 30, 2002 was $672,000, and the note will continue to accrue interest at the stated rate to maturity, giving effect to the transactions contemplated by the Exchange Agreement. The Company is not required to make any principal payments prior to the July 1, 2007 maturity date. However, the Company is required to make payments of principal and interest in the same amounts as any principal payment or interest payments on the Holdings subordinated debt (described below). Prior to the July 1, 2007 maturity date, subject to compliance with the restrictions thereon contained in a subordination agreement with the Company's bank lenders, the Company may prepay the senior subordinated note in whole or in part with no penalty.

     The Company also issued a second $5,000,000 unsecured junior subordinated note to SOLVation also at per for cash. The interest rate is 11% per annum compounded quarterly. The maturity date is the earlier of (i) 120 days after payment in full of the Holdings subordinated debt (described below) or (ii) March 31, 2010. Interest is payable in arrears in cash subject to the approval from the Company's bank lenders and accumulates if not paid in cash. The Company is not required to make any principal payments prior to the March 31, 2010 maturity date. Prior to the March 31, 2010 maturity date, subject to compliance with the restrictions thereon contained in subordination agreements with the Company's bank lenders and with Holdings, the Company may prepay the junior subordinated note in whole or in part with no penalty. A portion of the proceeds from the senior and junior subordinated notes was used to fund a $2,000,000 cash payment to Holdings and to finance Company working capital needs.

     In conjunction with the issuance of the two subordinated notes to SOLVation, shares of preferred stock held by Holdings were exchanged for an unsecured subordinated note due September 30, 2009 and $2,000,000 in cash from the Company. The note amount was for $98,968,964, which represented the face value plus accrued dividends of the exchanged preferred stock as of August 2, 2001. The interest rate is 11% per annum compounded quarterly. Interest is payable in arrears in cash subject to the approval from the Company's bank lenders and accumulates if not paid in cash. Interest is payable quarterly in arrears, commencing on the earlier of September 30, 2005 or the end of the first calendar quarter after the bank debt has been reduced to $40,000,000 or less, subject to compliance with the restrictions thereon contained in separate subordination agreements with the Company's bank lenders and with SOLVation, as holder of the Company's $5,000,000 senior subordinated note. Beginning the earlier of two years prior to the maturity date or the first December 30 after the repayment in full of the Company's bank debt, subject to both such agreements, the Company will make equal annual principal payments of one third of the original principal amount of the Holdings subordinated note. All unpaid principal or interest is due in full on the September 30, 2009 maturity date. Prior to the September 30, 2009 maturity date, subject to compliance with the restrictions thereon contained in separate subordination agreements with the Company's bank lenders and SOLVation, as holder of the Company's $5,000,000 senior subordinated note, the Company may prepay the Holdings subordinated note in whole or in part with no penalty. As a result of the August 2001 exchange transaction, the Company retired both the Series D and Series E Preferred Stock. Due to the related party nature of this transaction, the difference between the aggregate subordinated note balance and the $2,000,000 cash payment to Holdings and the aggregate liquidation value of the preferred stock plus accrued dividends of $13,083,000 was recorded as an increase to additional paid-in capital.

        As part of this restructuring, Holdings also sold to Hampton 1,455,390 shares of Common Stock which Holdings then held. Consequently, Hampton now owns approximately 80% of the issued and outstanding shares of the Common Stock. Holdings also terminated certain option rights to purchase the Company's Common Stock, and relinquished the right to elect four persons to the Company's Board of Directors to Hampton, which it previously held as an incident to its ownership of the Company's Series D Preferred Stock. However, pursuant to the August 2001 exchange transaction, Holdings has the right to nominate one person to the Company's Board of Directors. In connection with this series of transactions, Inland, Holdings and Hampton also executed the Shareholders Agreement.

     In connection with the August 2001 exchange transaction, pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated August 2, 2001, by and among the Company, Holdings and Hampton, the Company granted certain demand and piggyback registration rights to Hampton and Holdings in respect of Common Stock held by them. Under the Registration Rights Agreement, Hampton may require the Company to effect three demand registrations and Holdings may require the Company to effect one demand registration. Each of Holdings and Hampton is entitled to include their shares in any registration statement filed by the Company under the Securities Act of 1933, subject to standard underwriters' "kick-out" clauses and other customary conditions. The Company is responsible for paying the costs and expenses associated with all registration statements in which shares of Hampton or Holdings are included, including the fees of one law firm acting as counsel to the holders requesting registration but excluding underwriting discounts and commissions and any other expenses of the party requesting registration.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The summaries of the transactions and agreements in this Schedule are not intended to be complete and are qualified in their entirety by reference to the Exhibits hereto which are incorporated herein by reference.

     A. Exchange and Stock Issuance Agreement, dated as of January 30, 2003, by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation Inc.

     B.   Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of such person's or entity's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2003.

                                    HAMPTON INVESTMENTS LLC
                                    By    JWA Investments IV LLC,
                                          Managing Member

                                    By:   /S/ THOMAS X. FRITSCH
                                          -------------------------------------
                                          Thomas X. Fritsch
                                          Vice President


                                    JWA INVESTMENTS IV LLC


                                    By:   /S/ THOMAS X. FRITSCH
                                          -------------------------------------
                                          Thomas X. Fritsch
                                          Vice President



                                    SOLVATION INC.


                                    By:   /S/ THOMAS X. FRITSCH
                                          -------------------------------------
                                          Thomas X. Fritsch
                                          Vice President


                                    SDR GROUP HOLDINGS, INC.


                                    By:   /S/ THOMAS X. FRITSCH
                                          -------------------------------------
                                           Thomas X. Fritsch
                                           Vice President

                                    PENGO INDUSTRIES, INC.


                                    By:   /S/ THOMAS X. FRITSCH
                                          -------------------------------------
                                          Thomas X. Fritsch
                                          Vice President


                                    PENGO CAPITAL LLC


                                    By:   /S/ JOHN W. ADAMS
                                          -------------------------------------
                                           John W. Adams
                                           Managing Member



                                    /S/ JOHN W. ADAMS
                                    -------------------------------------------
                                    JOHN W. ADAMS

                                  EXHIBIT INDEX


A. Exchange and Stock Issuance Agreement, dated as of January 30, 2003, by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation Inc.

B. Joint Filing Agreement, dated as of February 13, 2003, by and among Hampton Investments LLC, JWA Investments IV LLC, SOLVation Inc., SDR Group Holdings, Inc., Pengo Industries, Inc., Pengo Capital LLC, and John W. Adams

                                                                      EXHIBIT A




                      EXCHANGE AND STOCK ISSUANCE AGREEMENT

                                  by and among

                             INLAND RESOURCES INC.,
                            a Washington corporation

                           INLAND PRODUCTION COMPANY,
                               a Texas corporation

                              INLAND HOLDINGS, LLC,
                     a California limited liability company

                                       and

                                 SOLVation INC.,
                             a Delaware corporation

                          Dated as of January 30, 2003

                                TABLE OF CONTENTS

SECTION 1.     DEFINITIONS.................................................................1
        1.1    Definitions.................................................................1
        1.2    Accounting Terms and Determinations.........................................8
        1.3    Interpretation..............................................................9

SECTION 2.     EXCHANGE OF SECURITIES......................................................9
        2.1    Exchanges...................................................................9
        2.2    The Closing................................................................10
        2.3    Further Assurances.........................................................10

SECTION 3.     REPRESENTATIONS AND WARRANTIES OF THE COMPANIES............................10
        3.1    Organization and Authorization of the Companies............................10
        3.2    Capital Stock..............................................................11
        3.3    Financial Information......................................................12
        3.4    Independent Engineering Report.............................................12
        3.5    Litigation.................................................................13
        3.6    Absence of Undisclosed Liability...........................................13
        3.7    Governmental Consents......................................................13
        3.8    Compliance with Laws and Other Instruments of the Companies................13
        3.9    No Affiliate Ownership.....................................................14
        3.10   Compliance with Laws.......................................................14
        3.11   Licenses and Permits.......................................................14
        3.12   Taxes......................................................................14
        3.13   ERISA Plans and Liabilities................................................14
        3.14   Private Offering...........................................................15
        3.15   Investment Company Act and Public Utility Holding Company Act..............15
        3.16   Environmental Laws.........................................................15
        3.17   Labor Relations............................................................16
        3.18   No Broker's or Other Fees..................................................16
        3.19   Material Agreements........................................................17
        3.20   Title to Properties........................................................17

SECTION 4.     REPRESENTATIONS AND WARRANTIES OF HOLDERS..................................17
        4.1    Authority of Holder........................................................17
        4.2    Acquisition for Holders' Account...........................................18
        4.3    Investment Experience......................................................18
        4.4    Securities Not Registered..................................................18
        4.5    Accredited Investor........................................................18
        4.6    Acknowledgement of Risk....................................................18
        4.7    No Public Solicitation.....................................................18

SECTION 5.     CONDITIONS PRECEDENT TO OBLIGATIONS OF THE HOLDERs.........................19
        5.1    Representations and Warranties.............................................19
        5.2    Performance................................................................19

        5.3    Officers' Certificates.....................................................19
        5.4    Orders and Laws............................................................19
        5.5    Regulatory Consents and Approvals..........................................19
        5.6    Third Party Consents.......................................................20
        5.7    Fairness Opinion...........................................................20
        5.8    Resignation of Chairman of the Board and Director..........................20
        5.9    Amendment to Senior Subordinated Note Purchase Agreement...................20
        5.10   Amendment of the Option Agreement..........................................20
        5.11   Amended Registration Rights Agreement......................................20
        5.12   Development Agreement......................................................21
        5.13   Termination of Shareholders Agreement......................................21
        5.14   Transaction Documents......................................................21
        5.15   Fees and Expenses..........................................................21
        5.16   Simultaneous Exchange......................................................21
        5.17   Opinions of Counsel to the Companies.......................................21
        5.18   Filing and Dissemination of Information....................................21
        5.19   Amendment to Employment Agreements.........................................21
        5.20   Amendment of Articles of Incorporation.....................................21
        5.21   Fourth Senior Bank Amendment...............................................21

SECTION 6.     CONDITIONS PRECEDENT TO OBLIGATIONS OF INLAND..............................22
        6.1    Representations and Warranties.............................................22
        6.2    Performance................................................................22
        6.3    Filing and Dissemination of Information....................................22
        6.4    Fairness Opinion...........................................................22
        6.5    Orders and Laws............................................................22
        6.6    Simultaneous Exchange......................................................22
        6.7    Amendment to Employment Agreements.........................................22
        6.8    Transaction Documents......................................................23

SECTION 7.     COVENANTS..................................................................23
        7.1    Fulfillment of Conditions..................................................23
        7.2    Board of Directors Representation..........................................23
        7.3    Director Compensation......................................................23

SECTION 8.     TRANSFERABILITY............................................................23
        8.1    Restrictive Legend.........................................................23
        8.2    Rule 144 and 144A..........................................................24
        8.3    Transferability............................................................24

SECTION 9.     INDEMNITY..................................................................24

SECTION 10.    MISCELLANEOUS..............................................................25
        10.1   Waivers and Amendments; Acknowledgment.....................................25
        10.2   Survival of Agreements; Cumulative Nature..................................25
        10.3   Notices....................................................................26
        10.4   Governing Law; Submission to Process.......................................26

        10.5   Registration, Transfer, Exchange and Substitution of Stock.................26
        10.6   Waiver of Jury Trial, Punitive Damages, Etc................................27
        10.7   Exhibits and Disclosure Schedule; Additional Definitions...................28
        10.8   Confidentiality of Holders.................................................28
        10.9   Successors and Assigns.....................................................28
        10.10  Counterparts...............................................................28
        10.11  Severability...............................................................28
        10.12  Expenses...................................................................29
        10.13  Specific Performance.......................................................29


                         TABLE OF EXHIBITS AND SCHEDULES

Exhibit A             Form of Officer's Certificate
Exhibit B             Form of Secretary's Certificate
Exhibit C             Form of Amendment to Senior Subordinated Note Purchase Agreement
Exhibit D             Form of Amendment to Option Agreement
Exhibit E             Form of Amended Registration Rights Agreement
Exhibit F             Form of Development Agreement
Exhibit G             Form of Termination Agreement
Exhibit H             Form of Legal Opinion
Exhibit I-1           Form of MacAluso Amendment to Employment Agreement
Exhibit I-2           Form of Pennington Amendment to Employment Agreement
Exhibit J             Form of Amendment to Articles of Incorporation


Schedule 3.1          Subsidiaries
Schedule 3.2          Convertible Securities
Schedule 3.3          Financial Information
Schedule 3.5          Litigation
Schedule 3.6          Undisclosed Liabilities
Schedule 3.7          Consents/Approvals
Schedule 3.10         Compliance with Laws
Schedule 3.13         ERISA Plans
Schedule 3.16         Environmental

                      EXCHANGE AND STOCK ISSUANCE AGREEMENT

               This EXCHANGE AND STOCK ISSUANCE AGREEMENT (this "Agreement") is dated as of January 30, 2003, by and among INLAND RESOURCES INC., a Washington corporation ("Inland") and INLAND PRODUCTION COMPANY, a Texas corporation ("IPC" together with Inland, the "Companies"), on the one hand, and INLAND HOLDINGS, LLC, a California limited liability company ("TCW") and SOLVation Inc., a Delaware corporation ("Smith," together with TCW, the "Holders" and each, a "Holder"), on the other hand.

               WHEREAS, TCW is presently the holder of Inland's $98,968,964 in aggregate original principal amount unsecured Subordinated Note No. R-001, due September 30, 2009 (the "Exchanged Sub Note") issued pursuant to that certain Exchange and Note Issuance Agreement dated as of August 2, 2001 among Inland, IPC and TCW;

               WHEREAS, Smith is presently the holder of Inland's $5,000,000 in aggregate original principal amount unsecured Junior Subordinated Note No. R-3001, due March 31, 2010 (the "Exchanged Junior Note") issued pursuant to that certain Junior Subordinated Note Purchase Agreement dated as of August 2, 2001 among Inland, IPC and Smith;

               WHEREAS, TCW desires to exchange its entire interest in the Exchanged Sub Note and accumulated interest thereon (together, the "Exchanged Sub Debt") for (A) 911,588 shares of Series F Preferred Stock, plus 338 shares per day for each day after November 30, 2002 to and including the Closing Date and (B) 22,053,000 shares of Common Stock, subject to the terms and conditions set forth herein;

               WHEREAS, Smith desires to exchange its entire interest in the Exchanged Junior Note and accumulated interest thereon (together, the "Exchanged Junior Debt") for 68,854, plus 27 shares per day for each day after November 30, 2002 to and including the Closing Date shares of Series F Preferred Stock, subject to the terms and conditions set forth herein; and

               WHEREAS, Inland desires to cancel the Exchanged Sub Debt and Exchanged Junior Debt.

               NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, agree as follows:


               SECTION 1. DEFINITIONS.

               1.1 Definitions. As used in this Agreement, each capitalized term has the meaning ascribed to it in this Section 1.1.


               "10-Q Filing Date" shall have the meaning set forth in Section
3.3.

               "1935 Act" shall have the meaning set forth in Section 3.15.

               "Affiliate" of a specified Person means:

         (i) any other Person directly or indirectly owning, controlling or holding with power to vote 50% or more of the outstanding voting securities of the specified Person;

         (ii) any other Person 50% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the specified Person;

         (iii) any other Person directly or indirectly controlling, controlled by or under common control with the specified Person; or

         (iv) any officer, director, partner or sanguineous or affined kin of the specified Person or of any other Person described in clause
               (iii) above.

For the avoidance of doubt and without limiting the generality of the foregoing, the following Persons shall be deemed to be Affiliates of Smith: (a) Randall D. Smith, Jeffrey A. Smith, Barbara Stovall Smith, Arthur J. Pasmas, John W. Adams,
(b) any immediate family member of any Person falling within (a) above, (c) any direct lineal descendant of any Person falling within (b) above, (d) any trust established for the benefit of any Person falling within (a) to (c) above, (e) Bruce Schnelwar, and (f) any Person controlling, controlled by or under common control with (a) to (e) above. For the further avoidance of doubt and without limiting the generality of the foregoing, any partner, member, shareholder, participant or beneficial interest owner of any TCW partner, member, shareholder, participant or beneficial interest owner of any of the foregoing shall be deemed to be an Affiliate of TCW.

               "Agreement" has the meaning set forth in the preamble hereto.

               "Amended Registration Rights Agreement" means that certain Second Amended and Restated Registration Rights Agreement dated as of the Closing Date by and among Inland, TCW, Smith and Hampton.

               "Amended Senior Bank Agreement" means the Third Amended and Restated Credit Agreement dated as of November 30, 2001, by and between IPC, Fortis Capital Corp., a Connecticut corporation, as agent, and various other Lenders (as such term is defined therein), as amended from time to time.

               "Amendment to Option Agreement" means that certain amendment to the Option Agreement dated as of the Closing Date.

               "Amendment to Senior Subordinated Note Purchase Agreement" means that certain amendment to the Senior Subordinated Note Purchase Agreement dated as of the Closing Date.

               "Banks" means Fortis Capital Corp. and U.S. Bank National Association.

               "Board of Directors" means the board of directors of Inland or IPC, as applicable.

               "Closing" has the meaning set forth in Section 2.2.

               "Closing Date" shall mean the date on which the Closing occurs.

               "Commission" has the meaning set forth in Section 3.3.

               "Common Stock" means the common stock, $.001 par value per share, of Inland.

               "Companies" has the meaning set forth in the preamble.

               "Disclosure Schedule" means the Disclosure Schedule attached hereto.

               "Debt" means, as to any Person, (i) all indebtedness of such Person for borrowed money (whether by loan or the issuance and sale of debt securities) or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument,
(iii) all obligations of such Person which are required by GAAP to be classified and accounted for as capital leases on the balance sheet of such Person, (iv) all obligations of such Person in respect of letters of credit, acceptances or similar instruments issued or created for the account of such Person, (v) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof and (vi) the net liability under all hedging obligations of such Person.

               "Development Agreement" means that certain agreement relating to the pace of development of the Monument Butte Field dated as of the Closing Date by and among the Companies and Smith Energy Partnership.

               "Environmental Laws" means any and all Laws relating to the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land.

               "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, together with all rules and regulations promulgated with respect thereto.

               "ERISA Affiliate" means each of the Companies and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control that, together with each of the Companies, are treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended.

               "ERISA Plan" means any pension benefit plan subject to Title IV of ERISA.

               "Evaluated Properties" has the meaning set forth in Section 3.4.

               "Exchange Act" has the meaning set forth in Section 3.3.

               "Exchanged Junior Debt" has shall have the meaning set forth in the recitals hereto.

               "Exchanged Junior Note" has the meaning set forth in the recitals hereto.

               "Exchanged Sub Debt" has the meaning set forth in the recitals hereto.

               "Exchanged Sub Note" has the meaning set forth in the recitals hereto.

               "Financial Statements" has the meaning set forth in Section 3.3.

               "Fiscal Year" means a twelve calendar month period ending on December 31 of any year.

               "Fourth Senior Bank Amendment" means the Fourth Amendment to the Amended Senior Bank Agreement dated on or after the date hereof, by and between IPC, Fortis Capital Corp., a Connecticut corporation, as agent, and various other Lenders (as such term is defined therein).

               "GAAP" means, with respect to Inland and any Related Person domiciled in the United States, those generally accepted accounting principles and practices which are recognized as such by the Financial Accounting Standards Board (or any generally recognized successor) in the United States on the Closing Date.

               "Governmental Person" means any national (Federal or foreign), state or local government, any political subdivision or any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, agency, body or entity.

               "Hampton" means Hampton Investments, LLC, a Delaware limited liability company.

               "Hazardous Materials" means any substances regulated under any Environmental Law, whether as pollutants, contaminants, or chemicals, or as industrial, toxic or hazardous substances or wastes, or otherwise.

               "Holders" and "Holder" shall have the meaning set forth in the preamble.

               "Indemnified Party" has the meaning set forth in Section 8.

               "Independent Engineer" means Ryder Scott Company Petroleum Engineers or any other independent engineering consultant firm reasonably acceptable to TCW.

               "Independent Engineering Report" means each engineering report prepared by an Independent Engineer, which shall be (i) effective as of January 1st of each year and (ii) prepared in accordance with the then existing standards of the Society of Petroleum Engineers.

               "Initial Independent Engineering Report" means the engineering report prepared by the Independent Engineer Ryder Scott Company Petroleum Engineers dated as of February 25, 2002.

               "Inland" has the meaning set forth in the preamble.

               "Investors' Agreement" means that certain Investors' Agreement dated as of the date hereof by and among TCW, Smith, Hampton and Inland.

               "IPC" has the meaning set forth in the preamble.

               "Law" means any applicable statute, law, regulation, ordinance, rule, treaty, judgment, order, decree, permit, concession, license or other governmental restriction of the United States or any state or political subdivision thereof or of any foreign country or any department, province or other political subdivision thereof.

               "Liability" has the meaning set forth in Section 3.6.

               "Lien" means, with respect to any property or assets, any right or interest therein of a creditor to secure Debt owed to him or any other arrangement with such creditor which provides for the payment of such Debt out of such property or assets or which allows him to have such Debt satisfied out of such property or assets prior to the general creditors of any owner thereof, including any lien, mortgage, security interest, pledge, deposit, production payment, rights of a vendor under any title retention or conditional sale agreement or lease substantially equivalent thereto, tax lien, mechanic's or materialman's lien, or any other charge or encumbrance for security purposes, whether arising by law or agreement or otherwise, but excluding any right of offset which arises without agreement in the ordinary course of business. "Lien" also means any filed financing statement, any registration of a pledge (such as with an issuer of unregistered securities), or any other arrangement or action which would serve to perfect a Lien described in the preceding sentence, regardless of whether such financing statement is filed, such registration is made, or such arrangement or action is undertaken before or after such Lien exists.

               "Material Adverse Effect" means, as to any Person, a material adverse effect on:

         (i) the Property, business, operations, financial condition, liabilities or capitalization of such Person taken as a whole; or

         (ii) the ability of such Person to timely perform its obligations under any of the Transaction Documents to which it is a party; or

         (iii) the validity or enforceability of any of the Transaction Documents; or

         (iv) the rights, remedies, powers and privileges of such Person under any of the Transaction Documents.

               "New TCW Common Stock" shall have the meaning set forth in
Section 2.1(a).

               "Option Agreement" means that certain Option Agreement by and between TCW and Smith dated as of August 2, 2001, with respect to the Smith Senior Subordinated Note.

               "Order" means any order, writ, injunction, decree, judgment, award, determination, direction or demand of any Governmental Person, court or arbitrator with competent jurisdiction..

               "Permitted Debt" means, without duplication: (i) liabilities for taxes, assessments, governmental charges or levies, (ii) tax liabilities arising as a result of the filing of the Companies' consolidated tax return; (iii) any obligations or liabilities of the Companies under the Senior Bank Debt up to a maximum principal amount of $90 million and the Transaction Documents, (iv) commodity hedging obligations, (v) Debt incurred in connection with capital leases of compressors, field, wellhead and other equipment or for the deferred purchase price of such equipment in each case, incurred in the ordinary course of business and in the aggregate not to exceed $1,000,000 outstanding at any time, (vi) Debt in respect of performance bonds, appeal bonds and surety bonds provided by the Companies in connection with operation or abandonment of the Companies' Properties, (vii) Debt owed by either Company to the other Company,
(viii) other unsecured Debt of the Companies on a consolidated basis not to exceed $1,000,000 outstanding at any time, (ix) indebtedness to Custom Energy Construction Inc., in the aggregate amount and all accrued interest thereon not to exceed $1.2 million, (x) the Smith Senior Subordinated Note and all accrued interest thereon and (xi) renewals of the foregoing.

               "Permitted Lien" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a Liability that is not yet due or delinquent, (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of Inland or any of its Subsidiaries, (iv) deposits or pledges (but not other Liens) to secure the payment of worker's compensation, unemployment insurance or other social security benefits or obligations, or public or statutory obligations of a like general nature incurred in the ordinary course of business, (v) Liens securing surety or appeal bonds, bid or performance bonds or other obligations of a like general nature incurred in the ordinary course of business, (vi) zoning restrictions, easements, licenses, or restrictions on the use of real property which do not materially impair the use of such Property in the operation of the business or the value of such Property, (vii) inchoate liens arising under ERISA to secure current service pension liabilities as they are incurred under the provisions of employee benefits plans from time to time in effect; (viii) the rights of any lessors under any leases capitalized in accordance with GAAP which constitute Permitted Debt, (ix) Liens arising by operation of law in connection with judgments, if stayed, (x) Liens securing obligations with respect to commodity hedging and (xi) Liens to secure Permitted Debt obligations (other than Permitted Debt referred to in clauses (viii), (ix) and (x) of the definition thereof) (including the Senior Bank Debt).

               "Person" means an individual, corporation, partnership, limited liability company, association, joint stock company, trust or trustee thereof, estate or executor thereof, unincorporated organization or joint venture, court or governmental unit or any agency or subdivision thereof, or any other legally recognizable entity.

               "Property" means any interest in any kind of property or asset, whether real, personal or mixed.

               "Register" has the meaning set forth in Section 10.5.

               "Registration Rights Agreement" means that certain Amended and Restated Registration Rights Agreement dated as of August 2, 2001 by and among Inland, TCW and Hampton.

               "Related Person" means any of the Companies or their respective Subsidiaries, whether now existing or hereafter formed or acquired.

               "Requisite Holders" means TCW and Smith, as long as such entities each continue to hold Series F Preferred Stock.

               "Reserves" means estimated volumes of crude oil, condensate, natural gas, natural gas liquids, and associated substances anticipated to be commercially recoverable from known accumulations from a given date forward, under then existing economic conditions, by established operating practices, and under current government regulations. Reserve estimates are based on interpretation of geologic or engineering data available at the time of the estimate. Reserves do not include volumes of crude oil, condensate, natural gas (including storage gas), or natural gas liquids being held in inventory. If required for financial reporting, reserve estimates or other purposes, Reserves may be reduced for on-site processing losses and on-site fuel.

               "Restricted Securities" has the meaning set forth under Rule 144 promulgated under the Securities Act.

               "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

               "Senior Bank Agreement" means that certain Third Amended and Restated Credit Agreement dated as of November 30, 2001 by and among Inland, IPC, Fortis Capital Corp. as agent and various other lenders referred to therein, as amended, or any replacement credit or loan agreement approved by the Requisite Holders with any Bank or Banks approved by Requisite Holders.

               "Senior Bank Debt" means Debt under the Senior Bank Agreement.

               "Series F Preferred Stock" means the Series F Preferred Stock, $.001 par value per share, of Inland.

               "Shareholders Agreement" means that certain Amended and Restated Shareholders Agreement dated as of August 2, 2001 by and among TCW, Hampton and Inland.

               "Smith" has the meaning set forth in the preamble.

               "Smith Exchange" has the meaning set forth in Section 2.1(b).

               "Smith Exchange" has the meaning set forth in Section 2.1(b).

               "Smith Senior Subordinated Note" has the meaning set forth in
Section 5.9.

               "Smith Series F Preferred Stock" has the meaning set forth in
Section 2.1(b).

               "Stock" means the TCW Series F Preferred Stock, the Smith Series F Preferred Stock and the New TCW Common Stock.

               "Subsidiary" means, with respect to any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity has or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

               "TCW" has the meaning set forth in the preamble.

               "TCW Exchange" has the meaning set forth in Section 2.1(a).

               "TCW Series F Preferred Stock" has the meaning set forth in
Section 2.1(a).

               "Termination Event" means (i) the occurrence with respect to any ERISA Plan of (a) a reportable event described in Sections 4043(c)(5) or (6) of ERISA or (b) any other reportable event described in Section 4043(c) of ERISA other than a reportable event not subject to the provision for 30 day notice to the Pension Benefit Guaranty Corporation pursuant to a waiver by the Pension Benefit Guaranty Corporation under Section 4043(a) of ERISA, or (ii) the withdrawal of any ERISA Affiliate from an ERISA Plan during a plan year in which it was a "substantial employer" as defined in Section 4001(a)(2) of ERISA, or
(iii) the filing of a notice of intent to terminate any ERISA Plan or the treatment of any ERISA Plan amendment as a termination under Section 4041 of ERISA, or (iv) the institution of proceedings to terminate any ERISA Plan by the Pension Benefit Guaranty Corporation under Section 4042 of ERISA, or (v) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any ERISA Plan.

               "Transaction Documents" means this Agreement, the Investors' Agreement, the Amended Registration Rights Agreement, the Amendment to Senior Subordinated Note Purchase Agreement, the Amendment to Option Agreement, the Development Agreement, the Fourth Senior Bank Amendment and any other agreement entered into in connection with, as a condition of, or pursuant to this Agreement, by and between Inland or any Subsidiary thereof, on the one hand, and Smith, Hampton or TCW, or any Affiliate of any of them, on the other hand.

               1.2 Accounting Terms and Determinations. Except as otherwise expressly provided for in this Agreement, all accounting terms used in this Agreement shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements and certificates and reports as to financial matters required to be delivered to the Holders under this Agreement shall be prepared in accordance with GAAP, applied on a basis consistent with those used in the preparation of the latest financial statements furnished to the Holders under this Agreement. To enable the ready and consistent determination of compliance with the covenants set forth herein, Inland will not change the last day of its fiscal year from December 31 of each year.

               1.3 Interpretation. In this Agreement, unless otherwise indicated, the singular includes the plural and conversely; words importing one gender include the others; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; references to "writing" include printing, typing, lithography and other means of reproducing words in a tangible visible form; the word "or" shall not be exclusive (i.e., shall be deemed to include "and/or"); the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules (including the Disclosure Schedule) without reference to a specific other document are to such parts of this Agreement; references to agreements and other contractual instruments shall be deemed to include all subsequent amendments, extensions and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement); and references to Persons include their respective permitted successors and assigns and, in the case of Governmental Persons, Persons succeeding to their respective functions and capacities.


               SECTION 2.EXCHANGE OF SECURITIES.

               2.1     Exchanges.

               (a)     TCW Exchange. TCW agrees to exchange (the "TCW
Exchange") with Inland on the Closing Date, the Exchanged Sub Note and all of TCW's right, title and interest in the Exchanged Sub Debt for (i) that number of shares of Series F Preferred Stock equal to 911,588 plus 338 shares per day for each day after November 30, 2002 to and including the Closing Date (the "TCW Series F Preferred Stock") and (ii) 22,053,000 shares of Common Stock (the "New TCW Common Stock"), subject to the terms and conditions set forth herein. Inland agrees and TCW acknowledges that upon consummation of the TCW Exchange the Exchanged Sub Note shall be cancelled. Inland agrees to issue and deliver to TCW the New TCW Common Stock and the TCW Series F Preferred Stock in exchange for the Exchanged Sub Debt in accordance with the foregoing.

               (b) Smith Exchange. Smith agrees to exchange (the "Smith Exchange") with Inland on the Closing Date, the Exchanged Junior Note and all of Smith's right, title and interest in the Exchanged Junior Debt for that number of shares of Series F Preferred Stock equal to 68,854 plus 27 shares per day for each day after November 30, 2002 until the Closing Date (the "Smith Series F Preferred Stock"), subject to the terms and conditions set forth herein. Inland agrees and Smith acknowledges that upon consummation of the Smith Exchange the Exchanged

Junior Note shall be cancelled. Inland agrees to issue and deliver to Smith the Smith Series F Preferred Stock in exchange for the Exchanged Junior Debt in accordance with the foregoing.

               2.2 The Closing. The Closing will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, or at such other place as the parties hereto mutually agree, at 10:00 a.m. local time, on the Closing Date. At the closing of the transactions described herein (the "Closing"): (i) TCW shall deliver to Inland the Exchanged Sub Note; (ii) Inland shall accept the Exchanged Sub Note;
(iii) Inland shall deliver to TCW the stock certificates evidencing the New TCW Common Stock and the TCW Series F Preferred Stock and cancel the Exchanged Sub Note; (iv) Smith shall deliver to Inland the Exchanged Junior Note; (v) Inland shall accept the Exchanged Junior Note; and (vi) Inland shall deliver to Smith the stock certificates evidencing the Smith Series F Preferred Stock and cancel the Exchanged Junior Note.


               2.3     Further Assurances.

               (a) At any time after the Closing, the Companies shall execute and deliver to each of the Holders such other documents and instruments, provide such materials and information and take such other actions as each of the Holders may reasonably request more effectively to vest title to the TCW Series F Preferred Stock, the New TCW Common Stock and the Smith Series F Preferred Stock, as the case may be, in the Holders.

               (b) Following the Closing, the Companies will afford each of the Holders, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the business or condition of Inland and the right to make copies and extracts therefrom.

               SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANIES.

               Each of the Companies hereby represents, warrants and covenants to each of the Holders, as of the date hereof and as of the Closing Date, that each of the representations and warranties set forth below is true and correct in all material respects except as shall be set forth in the Disclosure Schedule. 3.1 Organization and Authorization of the Companies.

               (a) Each of the Companies and each of its Subsidiaries (i) is a corporation duly organized or a limited liability company or other entity duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, (ii) has all requisite power and authority to own or hold under lease the property it purports to own or hold under lease and to transact the business in which it is presently engaged or presently proposes to engage and (iii) is duly qualified as a foreign corporation or other entity and is in good standing in each jurisdiction in which the character of the properties owned or held under lease by it, or the nature of the business transacted by it requires such qualification except where failure to so qualify could not reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole.

               (b) Each of the Companies has all requisite power and authority to execute and deliver this Agreement and any other documents or agreements contemplated hereby and to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. Inland has all requisite power and authority to issue the Stock. The execution and delivery of this Agreement and the issuance of Stock, the performance of this Agreement, and the execution, delivery and performance of any other documents or agreements to which any of the Companies is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by the Board of Directors of the respective Companies. Each of this Agreement and any other document or agreement contemplated hereby to which any of the Companies is a party has been (or on the Closing Date will have been) duly authorized, executed and delivered by, and each is (or, when duly executed and delivered on the Closing Date, will be) the valid and binding obligation of each such Company, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws or by legal or equitable principles relating to or limiting creditors' rights generally.

               (c) Schedule 3.1 contains a true and correct list of all Subsidiaries of Inland and any equity interests (whether stock, partnership interests or limited liability company interests) held or owned thereby. Neither Inland nor the Subsidiaries own, directly or indirectly, any capital stock, joint venture or partnership interests in or other equity interest in any other Person other than those Subsidiaries set forth on Schedule 3.1 hereto. Except as set forth on Schedule 3.1, each of the Companies has good and valid title to all the outstanding stock of each of its Subsidiaries, in each case, free and clear of all liens and encumbrances.

               3.2     Capital Stock.

               (a) The total number of shares of capital stock which Inland currently has authority to issue under its Articles of Incorporation is (i) 25,000,000 shares of Common Stock, of which 2,897,732 are issued and outstanding, all of which outstanding shares are duly and validly issued and fully paid and nonassessable, and (ii) 20,000,000 shares of Preferred Stock, none of which are issued and outstanding.

               (b) As of the date hereof and after giving effect to the transactions contemplated by the Transaction Documents and except for the Exchanged Sub Note, the Exchanged Junior Note and the Series F Preferred Stock issuable hereunder, Inland does not, and as of the Closing Date, Inland will not, have outstanding any capital stock or other securities convertible into or exchangeable for any of its capital stock or any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements (contingent or otherwise) providing for the issuance of, or any calls, commitments or claims of any character relating to, any of its capital stock or any securities convertible into or exchangeable for any of its capital stock, other than as set forth on Schedule 3.2 (which schedule shall include the exercise price and number of shares.

               (c) As of the date hereof, except as provided in this Agreement, Inland does not have any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its capital stock or obligation evidencing the right of the holder thereof to purchase any of its capital stock. Other than the Amended Registration Rights Agreement, there is not in effect on the date hereof any agreement by Inland (other than this Agreement) or any of its Subsidiaries pursuant to which any holders of securities of Inland or any of its Subsidiaries have a right to cause Inland to register such securities under the Securities Act.

               (d) As of the Closing and immediately thereafter, the authorized capital stock of Inland will consist solely of (i) 25,000,000 shares of Common Stock, of which 24,950,000 shares of will be issued and outstanding and (ii) 20,000,000 shares of Preferred Stock, of which only the TCW Series F Preferred Stock and Smith Series F Preferred Stock will be issued and outstanding. As of the Closing and immediately thereafter, all of the outstanding shares of Inland's capital stock shall be duly authorized, validly issued, fully paid and nonassessable.


               3.3     Financial Information.

               (a) The audited consolidated financial statements of Inland and its Subsidiaries as filed with the Securities and Exchange Commission ("Commission") in accordance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for fiscal years ended December 31, 1999, 2000 and 2001 (and the unaudited interim periods reported therein and through the date hereof) (collectively, the "Financial Statements") fairly present in all material respects the financial position of Inland and its Subsidiaries as of the respective dates of such balance sheets and the results of operations of Inland and its Subsidiaries for the respective periods covered by such statements of operations, stockholders' equity and cash flows, and have been prepared in accordance with GAAP consistently applied throughout the periods involved. There are no material liabilities, contingent or otherwise, of Inland and its Subsidiaries as of the date hereof and as of the Closing Date required to be reflected in a balance sheet prepared in accordance with GAAP which are not reflected in such balance sheets.

               (b) As of their respective dates, the Financial Statements did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the date of Inland's most recent quarterly report on Form 10-Q (the "10-Q Filing Date"), there has been no change in the business, properties, financial condition or operations which has had a Material Adverse Effect on the Companies taken as a whole.

               3.4 Independent Engineering Report. The Companies have delivered to TCW, in form satisfactory to TCW, results of the Initial Independent Engineering Report on the fields and properties listed therein or attached thereto (the "Evaluated Properties") in which the Companies will have interests as of the Closing Date. The Initial Independent Engineering Report is the latest engineering report available to the Companies relating to the Evaluated Properties. To the knowledge of the Companies, the Companies have provided no materially false or misleading information to and have not withheld from the engineer preparing or who prepared the Initial Independent Engineering Report any material information with respect to the preparation of the Initial Independent Engineering Report. The Companies are not aware of any facts or circumstances that should reasonably cause the Companies to conclude that (i) any of the information that was supplied by the Companies to the Independent Engineer in connection with its preparation of the Initial Independent Engineering Report was not correct or
(ii) the Initial Independent Engineering Report was incorrect in any material respect.

               3.5 Litigation. Except as set forth in Schedule 3.5, (i) there are no actions, suits, investigations or legal, equitable, arbitrative or administrative proceedings pending or, to the knowledge of any officer of the Companies, currently threatened against the Companies or the Subsidiaries before any Governmental Person which could cause a Material Adverse Effect on the Companies, either individually or in the aggregate; and (ii) there are no outstanding judgments, injunctions, writs, rulings or Orders by any Governmental Person against any of the Companies, their respective Subsidiaries or their respective directors or officers which could have a Material Adverse Effect on the Companies, either individually or in the aggregate.

               3.6 Absence of Undisclosed Liability. None of the Companies nor any of their respective Subsidiaries has any material direct or indirect liability, indebtedness, obligation, expense, claim, deficiency, guarantee or endorsement of or by any Person (other than endorsements of notes, bills and checks presented to banks for collection deposit in the ordinary course of business) of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise (a "Liability"), other than the Liabilities (i) that are reflected, accrued or reserved for in the most recent quarterly balance sheet of Inland filed pursuant to the Exchange Act with the Commission, or (ii) arising in the ordinary course of the Companies' or their respective Subsidiaries' businesses consistent with past practice which would not result in a Material Adverse Effect on the Companies taken as a whole or (iii) that are disclosed in Schedule
3.6. Except as shown in the notes to Inland's most recent annual and quarterly financial statements filed pursuant to the Exchange Act with the Commission or disclosed on Schedule 3.6, none of the Companies nor any of their respective Subsidiaries is subject to or restricted by any franchise, contract, deed, charter restriction or other instrument or restriction which could reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole.

               3.7 Governmental Consents. Other than filings required by applicable state securities laws and any other consents or approvals listed in
Schedule 3.7, which shall be made or obtained prior to Closing by the Companies, neither the nature of the Companies, their respective Subsidiaries, their respective businesses or Properties, nor any relationship between either Companies or any of its Subsidiaries and any other Person, nor (except as expressly provided for in this Agreement) any circumstance in connection with the offer, issue or sale of the Stock, is such as to require consent, approval or authorization of, or filing, registration or qualification with, any Governmental Person on the part of the Companies as a condition to the execution, delivery and performance of the Transaction Documents.

               3.8 Compliance with Laws and Other Instruments of the Companies. Assuming consent from the Banks and those Persons listed on Schedule 3.7, the consummation of the transactions contemplated by this Agreement and the execution, delivery and performance of the terms and provisions of the Transaction Documents will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any Property of the Companies or their respective Subsidiaries under, any corporate charter or bylaws, or material indenture, mortgage, deed of trust, bank loan or credit agreement, or other material agreement or instrument to which the Companies or the Subsidiaries are a party or by which the Companies or their respective Subsidiaries or any of their Properties may be bound or affected (taking into consideration the required consents set forth on Schedule 3.7), (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any Order applicable to the Companies, or (iii) violate any provision of Law applicable to the Companies or their respective Subsidiaries,
(iv) require the consent of any other contracting party to any material agreement to which the Companies or their respective Subsidiaries are a party, or (v) give rise to any right of termination or cancellation of any material agreement to which the Companies or their respective Subsidiaries are a party.

               3.9 No Affiliate Ownership. Except as set forth in Inland's most recent Annual Report on Form 10-K, as amended, its most recent proxy statement, or its most recent Quarterly Reports filed on Form 10-Q after such Annual Report on file with the Commission, no Person controlled by, controlling or under common control with any of the Companies (other than any of their respective wholly owned Subsidiaries) owns any interest in any of the Evaluated Properties or any other material asset of the Companies or their respective Subsidiaries.

               3.10 Compliance with Laws. Except as set forth in Schedule 3.10, to the knowledge of the Companies, the Companies and their respective Subsidiaries have complied with all Laws relating to the production of oil and gas from their Properties, leases or assets and any of their assets, rights or interests relating thereto, the conduct of drilling and production operations with respect to their oil and gas Properties, leases, or assets and any of their assets, rights or interests relating thereto and the regulation thereof, except where the failure to comply could not reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole.

               3.11 Licenses and Permits. The Companies and their respective Subsidiaries have obtained and hold in full force and effect all licenses, permits, franchises, certificates, authorizations, qualifications, accreditations, easements, rights of way and other rights, patents, copyrights, trademarks and trade names, or rights thereto, consents and approvals required to conduct their business substantially as it is now conducted and as it is currently proposed to be conducted, without known conflict with the rights of others, except as has been disclosed in Inland's filings with the Commission or except for such failures to obtain or hold or such conflicts as would not have a Material Adverse Effect on the Companies taken as a whole.

               3.12 Taxes. The Companies and their respective Subsidiaries have (i) filed all tax returns with all appropriate Federal, state, local and foreign taxing authorities that are required to have been filed by or with respect to the Companies and their respective Subsidiaries as of the date of this Agreement, and such tax returns are true, correct and complete in all material respects; and (ii) paid all taxes shown to be due and payable on such returns and all other taxes and assessments payable by the Companies and their respective Subsidiaries to the extent the same have become due and payable and before they have become delinquent, except for any taxes and assessments the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Companies have set aside on their respective books reserves (segregated to the extent required by GAAP) deemed by them to be adequate. The Companies know of no proposed material tax assessment against the Companies or their respective Subsidiaries and in the opinion of the Companies all tax liabilities are adequately provided for on the books of the Companies.

               3.13    ERISA Plans and Liabilities. All currently existing
ERISA Plans of the Companies are listed on Schedule 3.13. Except as disclosed in Inland's most recent annual and quarterly financial statements filed under the Exchange Act with the Commission or on Schedule 3.13, no Termination Event has occurred with respect to any ERISA Plan and all ERISA Plans are in compliance with ERISA in all material respects. No ERISA Affiliate is required to contribute to, or has any other absolute or contingent liability in respect of, any "multiemployer plan" as defined in Section 4001 of ERISA. Except as set forth in Schedule 3.13, (i) no "accumulated funding deficiency" (as defined in Section 412(a) of the Internal Revenue Code of 1986, as amended) exists with respect to any ERISA Plan, whether or not waived by the Secretary of the Treasury or his delegate, and (ii) the current value of each ERISA Plan's benefit obligations does not exceed the current value of such ERISA Plan's assets available for the payment of such benefits by more than $500,000.

               3.14 Private Offering. During the six months prior to the Closing Date, neither the Companies nor any other Person acting on behalf of the Companies has offered any securities of the Companies (excluding options or warrants to employees and shares issuable upon exercise or conversion of securities outstanding prior to the date hereof) for sale to, or solicited offers to buy any thereof from, or otherwise approached or negotiated with respect thereto with, any Person other than prospective holders of such securities who are "accredited investors", as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Companies agree that neither the Companies nor anyone acting on their behalf has offered or will offer securities for issue or sale to, or has solicited or will solicit any offer to acquire any of the same from, anyone so as to bring the issuance and sale of the Stock under
Section 5 of the Securities Act. Based in part on the representations of TCW and Smith set forth herein, the offer, sale and issuance of the Stock in conformity with the terms of this Agreement are exempt from the registration requirements of the Securities Act and any applicable state securities laws.

               3.15    Investment Company Act and Public Utility Holding
Company Act. None of the Companies or any of their respective Subsidiaries is considered an "investment company" or a Person directly or indirectly controlled by or acting on behalf of an "investment company" within the meaning of the Investment Company Act of 1940, as amended. None of the Companies or any of their respective Subsidiaries owns or operates any facility used for the generation, transmission or distribution for sale of electrical energy or any facility used for the retail distribution of natural or manufactured gas, each within the meaning of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). None of the Companies or any of their respective Subsidiaries is an "electrical utility company" within the meaning of the 1935 Act. None of the Companies or any of their respective Subsidiaries is (i) a "holding company," (ii) a "subsidiary company," an "affiliate" or "associate company" of a "holding company" or (iii) an "affiliate" of a "subsidiary company" of a "holding company," in each case within the meaning of the 1935 Act. None of the Companies or any of their respective Subsidiaries is subject to regulation as a public utility or public service company (or similar designation) by any Governmental Person.

               3.16 Environmental Laws. The sole representations of the Companies with respect to environmental matters are set forth in this Section
3.16. To the extent representations in other sections of this Agreement also could apply to environmental matters, including but not limited to Environmental Laws, such representations shall be construed to exclude environmental matters and to apply only to matters other than environmental matters. Except
(i) as to matters not within the Companies' knowledge, (ii) as could not reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole, or (iii) as set forth on Schedule 3.16:

               (a) The Companies and their respective Subsidiaries are conducting their businesses in compliance in all material respects with all applicable Environmental Laws, and have all permits, licenses and authorizations required under Environmental Laws in connection with the conduct of their businesses, and each of the Companies and its Subsidiaries is in compliance in all material respects with the terms and conditions of all such permits, licenses and authorizations, and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable Environmental Law.

               (b) No notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed, and no investigation or review is pending or to the knowledge of any of the Companies threatened, by any Governmental Person or any other Person with respect to (i) any actual or alleged treatment, storage, transportation, disposal, or release of any Hazardous Materials, either by any of the Companies or its Subsidiaries or on any property owned by any of the Companies or its Subsidiaries, (ii) any material remedial action which might be needed to respond to any such alleged treatment, storage, transportation, disposal, or release, or (iii) any alleged failure by any of the Companies or its Subsidiaries to have any permit, license or authorization required in connection with the conduct of its business or with respect to any such treatment, storage, transportation, disposal, or release.

               (c) There are no Liens existing under or pursuant to any Environmental Laws on any of the real Properties or other Properties owned or leased by any of the Companies or its Subsidiaries, and to the knowledge of the Companies no government actions have been taken or are in process which could subject any of such Properties to such Liens.

               3.17 Labor Relations. No material unfair labor practice complaint or sex, age, race or other discrimination claim has been brought during the one year prior to the Closing Date against the Companies or any of their respective Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Person. During that period, each of the Companies and its Subsidiaries has complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation, those relating to hiring, promotion, employment and pay practices, terms and conditions of employment, federal and state wages and hours laws, immigration, and collective bargaining. During the one year prior to the Closing Date, no strike, slowdown, picketing or work stoppage by any union or other group of employees against the Companies, any of their respective Subsidiaries or any of their Properties wherever located, and no secondary boycott with respect to their products, lockout by them of any of their employees or any other labor trouble or other occurrence, event or condition of a similar character, has occurred or, to the knowledge of any officer of any of the Companies, been threatened which has had or could be expected to have a Material Adverse Effect on the Companies taken as a whole.

               3.18 No Broker's or Other Fees. Other than with respect to the fairness opinion required pursuant to Section 5.7 hereof, no broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any of the Companies.

               3.19 Material Agreements. There is no contract, agreement or understanding required to be described in or filed as an exhibit to any form, report or statement required to be filed by Inland with the Commission that is not described in or filed as required by the Exchange Act or the rules and regulations promulgated by the Commission thereunder (including without limitation annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports on Form 8-K). Except as would not cause a Material Adverse Effect on the Companies, either individually or in aggregate, all such contracts, agreements and understandings are valid and binding and are in full force and effect and enforceable in accordance with their respective terms other than contracts, agreements or understandings which are by their terms no longer in force or effect. Except to the extent any of the following would not cause a Material Adverse Effect on the Companies, either individually or in aggregate, none of the Companies is in violation or breach of or default under any such contract, agreement or understanding, nor to the Companies' knowledge, is any other party to any such contract, agreement or understanding.

               3.20 Title to Properties. Each Company and each of its Subsidiaries has good and marketable title to its Properties, free and clear of all Liens other than Permitted Liens. Each Company and each of its Subsidiaries is in possession of each parcel or real Property owned by it, together with all buildings, structures, facilities, fixtures and other improvements thereon.

               SECTION 4. REPRESENTATIONS AND WARRANTIES OF HOLDERS.

               Each of TCW and Smith severally as to itself, and not jointly or jointly and severally with any other Holders, hereby represents, warrants and covenants to Inland as follows and IPC, as of the date hereof and as of the Closing Date, that each of the representations and warranties set forth below is true and correct in all material respects:

               4.1     Authority of Holder

               (a) Each Holder represents and warrants that it is a corporation duly organized or a limited liability company duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, as applicable.

               (b) Each has all requisite power and authority to execute and deliver this Agreement and any other documents or agreements contemplated hereby and to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. Each Holder represents and warrants that the execution and delivery by it of this Agreement, and the performance of its obligations hereunder, has been duly and validly authorized by the all necessary action of such Holder. This Agreement has been duly and validly executed and delivered by such Holder and constitutes the legal, valid and binding obligations of such Holder, enforceable against such Holder, in accordance with its terms, except to the extent such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally and (ii) is subject to general principles of equity.

               4.2 Acquisition for Holders' Account. Each Holder represents and warrants that it is acquiring and will acquire the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, and any Common Stock issued upon conversion of the Series F Preferred Stock for its own account, with no present intention of distributing or reselling such securities or any part thereof in violation of applicable securities laws.

               4.3 Investment Experience. Each Holder has such knowledge and experience in financial and business matters, including investing in securities of new and speculative companies, as to be able to evaluate the merits and risks of an investment in the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, and any Common Stock issued upon conversion of the Series F Preferred Stock.

               4.4 Securities Not Registered. Each Holder acknowledges that the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, has not been registered under the Securities Act or the securities laws of any state in the United States or any other jurisdiction and may not be offered or sold by Holder unless subsequently registered under the Securities Act (if applicable to the transaction) and any other securities laws or unless exemptions from the registration or other requirements thereof are available for the transaction.

               4.5 Accredited Investor. Each Holder represents that it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, as presently in effect.

               4.6 Acknowledgement of Risk. Each Holder acknowledges that an investment in the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, and any Common Stock issued upon conversion of the Series F Preferred Stock, involves a high degree of risk and represents that it understands the economic risk of such investment. Such Holder is prepared to bear the economic risk of retaining the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, and any Common Stock issued upon conversion of the Series F Preferred Stock, for an indefinite period, all without prejudice, however, to the rights of such Holder, in accordance with this Agreement, lawfully to sell or otherwise dispose of all or any part of the TCW Series F Preferred Stock and the New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, held by it.

               4.7 No Public Solicitation. To the best of each Holder's knowledge, the issuing of the TCW Series F Preferred Stock and New TCW Common Stock, or the Smith Series F Preferred Stock, as the case may be, to such Holder was made through direct, personal communication between such Holder and a representative of Inland and not through public solicitation and advertising.

               SECTION 5. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE HOLDERS.

               The obligations of each of the Holders hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by such Holder in its sole discretion):

               5.1 Representations and Warranties. Each of the representations and warranties made by the Companies and the other Holder in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date.

               5.2 Performance. The Companies shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Companies at or before the Closing.

               5.3 Officers' Certificates. Each of the Companies shall have delivered to each of the Holders (i) an officer's certificate, dated the Closing Date and executed in the name and on behalf of Inland or IPC, as the case may be, by the Chief Executive Officer and Chief Financial Officer of Inland or IPC, as the case may be, substantially in the form of Exhibit A attached hereto and
(ii) a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Inland or IPC, as the case may be, substantially in the form of Exhibit B attached hereto.

               5.4 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Transaction Documents or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement or any of the other Transaction Documents to such Holder, and there shall not be pending or threatened on the Closing Date any action, claim, lawsuit or proceeding in, before or by any Governmental Person or regulatory authority seeking the imposition of monetary damages, injunctive or other equitable relief against such Holder, which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability of any such Law to the Holders, any of the Companies, any Subsidiary thereof or the transactions contemplated by this Agreement or any of the other Transaction Documents of any such Law. For the avoidance of doubt, the "Merger" (as such term is defined in the Investors' Agreement) is a transaction contemplated thereby.

               5.5 Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Person or regulatory authority necessary to permit the Holders and Inland to perform their obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby (i) shall have been duly obtained, made or given, (ii) shall be in form and substance reasonably satisfactory to the Holders, (iii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iv) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Person or regulatory authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, shall have occurred.

               5.6 Third Party Consents. The consents (or in lieu thereof waivers) (i) listed in Section 6.7 of the Disclosure Schedule, (ii) of the Banks and (iii) of all other relevant Persons (or in lieu thereof waivers) to the performance by the Holders and Inland of their obligations under this Agreement or to the consummation of the transactions contemplated hereby as are required under any contract to which the Holders, Inland, the Companies or any of their respective Subsidiaries is a party or by which any of their respective assets and Properties are bound (a) shall have been obtained, (b) shall be in form and substance reasonably satisfactory to the Holders, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, except where the failure to obtain any such consent (or in lieu thereof waiver) could not reasonably be expected, individually or in the aggregate with other such failures, to materially adversely affect the Holders or the business, prospects, Properties or condition (financial or otherwise) of Inland or otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement to the Holders.

               5.7     Fairness Opinion. Prior to the filing required under
Section 5.18 and Section 6.3, Inland shall have received from First Albany Corporation a fairness opinion in form and substance acceptable to the Holders, with respect to the fairness of the TCW Exchange and the Smith Exchange to the unaffiliated public shareholders of Inland from a financial point of view.

               5.8 Resignation of Chairman of the Board and Director. Smith shall have caused (i) Art Pasmas to have tendered, effective at the Closing, his resignation as Chairman of the Board of Inland and (ii) Bruce Schnelwar to have tendered, effective at Closing, his resignation as a director of Inland.

               5.9     Amendment to Senior Subordinated Note Purchase
Agreement. The Senior Subordinated Note Purchase Agreement dated as of August 2, 2001 by and among Inland, IPC and Smith with respect to the Senior Subordinated Note No. R-1001, due July 1, 2007, in the principal amount of $5,000,000 (the "Smith Senior Subordinated Note"), shall be shall be executed and delivered, substantially in the form of Exhibit C attached hereto.

               5.10 Amendment of the Option Agreement. An amendment to the Option Agreement shall be shall be executed and delivered, substantially in the form of Exhibit D attached hereto.

               5.11 Amended Registration Rights Agreement. The Amended Registration Rights Agreement, substantially in the form of Exhibit E attached hereto, shall be executed and delivered.

                5.12 Development Agreement. The Development Agreement shall be executed and delivered, substantially in the form of Exhibit F attached hereto.

                5.13 Termination of Shareholders Agreement. The Shareholders Agreement shall have been terminated by executing and delivering a termination agreement substantially in the form of Exhibit G attached hereto and TCW, Hampton and Smith shall have entered into the Investors' Agreement.

                5.14 Transaction Documents. All Transaction Documents (other than those in form attached hereto) shall be in form and substance reasonably satisfactory to the Holders and their respective counsel.

                5.15 Fees and Expenses. All reasonable fees and expenses of the Holders and the Banks shall be paid by Inland.

                5.16 Simultaneous Exchange. In the case of Smith, the TCW Exchange shall occur and, in the case of TCW, the Smith Exchange shall occur.

                5.17 Opinions of Counsel to the Companies. Each Holder shall have received acceptable opinions of regular outside and special Washington counsel to the Companies dated as of the Closing Date, such opinions to be substantially in the form attached as Exhibit H, with such additions and qualifications as are acceptable to the Holders.

                5.18 Filing and Dissemination of Information. Inland, Hampton and the Holders shall have jointly (i) filed with the Commission a Schedule 13E-3 pursuant to Rule 13e-3 promulgated under the Exchange Act, and (ii) disseminated to the holders of Common Stock the information statement required under Rule 13e-3(e), all of which shall be in full compliance with the requirements therefor established by the Commission. The expiration of any waiting period imposed by the Commission necessary for the consummation of the transactions contemplated by TCW Exchange and the Smith Exchange shall have occurred.

                5.19 Amendment to Employment Agreements. The employment agreements by and between Inland and Marc MacAluso and Bill Pennington shall have been amended, substantially in the forms of Exhibit I-1 and Exhibit I-2, respectively, attached hereto.

                5.20 Amendment of Articles of Incorporation. Prior to the Closing Date, Inland shall have filed with the Secretary of State of Washington the Articles of Amendment to the Articles of Incorporation of Inland, substantially in the form of Exhibit J attached hereto.

                5.21 Fourth Senior Bank Amendment. The Fourth Senior Bank Amendment shall have been executed, delivered and shall be in full force and effect (or shall be effective concurrently with the Closing) and the Amended Senior Bank Agreement shall be in full force and effect.

                SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF INLAND.

                The obligations of Inland hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Inland in its sole discretion):

                6.1 Representations and Warranties. Each of the representations and warranties made by the Holders in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.

                6.2 Performance. The Holders shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Holders at or before the Closing.

                6.3 Filing and Dissemination of Information. Inland, Hampton and the Holders shall have jointly (i) filed with the Commission a Schedule 13E-3 pursuant to Rule 13e-3 promulgated under the Exchange Act, and (ii) disseminated to the holders of Common Stock the information statement required under Rule 13e-3(e), all of which shall be in full compliance with the requirements therefor established by the Commission. The expiration of any waiting period imposed by the Commission necessary for the consummation of the transactions contemplated by the TCW Exchange and Smith Exchange shall have occurred.

                6.4     Fairness Opinion. Prior to the filing required under
Section 5.18 and Section 6.3, Inland shall have received from First Albany Corporation a fairness opinion in form and substance acceptable to the Holders, with respect to the fairness of the TCW Exchange and the Smith Exchange to the unaffiliated public shareholders of Inland from a financial point of view.

                6.5 Orders and Laws. There shall not be in effect on the Closing Date any Order of Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Transaction Documents or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement or any of the other Transaction Documents to the Companies, and there shall not be pending or threatened on the Closing Date any action, claim, lawsuit or proceeding in, before or by any Governmental Person or regulatory authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to the Holders, Inland, any of Inland's Subsidiaries or the transactions contemplated by this Agreement or any of the other Transaction Documents of any such Law.

                6.6 Simultaneous Exchange. The TCW Exchange and the Smith Exchange shall occur.

                6.7 Amendment to Employment Agreements. Each of the employment agreements by and between Inland and Marc MacAluso and Bill Pennington shall have been amended, substantially in the form of Exhibit F attached hereto.

                6.8 Transaction Documents. All Transaction Documents (other than those in form attached hereto) shall be in form and substance reasonably acceptable to Inland and its counsel.

                SECTION 7. COVENANTS.

                7.1 Fulfillment of Conditions. Each party hereto will execute and deliver at the Closing each Transaction Document that it is required hereby to execute and deliver as a condition to the Closing, will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of the parties hereto contained in this Agreement and will not, and will not permit any of its Affiliates to, take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

                7.2 Board of Directors Representation. From and after the Closing Date and as long as the Smith Senior Subordinated Note is still outstanding and held by Smith or any Affiliate thereof or Smith or any Affiliate thereof continues to hold 50% of the voting capital stock it acquires in Inland in the Smith Exchange, then TCW and any of its Affiliates and successors who hold Common Stock and/or Series F Preferred Stock or any other voting capital stock of Inland shall in good faith take all necessary actions (including, where necessary, calling a special meeting of the shareholders and voting their respective shares of such stock including any shares of such stock hereafter acquired, owned or controlled by TCW or any such Affiliate or successor), at any regular or special meeting of shareholders of Inland called for the purpose of filling positions on the Board or in any written consent executed in lieu of such a meeting of shareholders, in such a manner that, and shall otherwise take all actions in their capacities as shareholders necessary to, ensure that (i) if the Board consists of between two and seven members, one member of the Board of Inland is an individual designated by Smith or (ii) if the Board consists of between eight and eleven members, two members of the Board of Inland are designated by Smith.

                7.3 Director Compensation. Any member of the Board designated by Smith and elected to the Board pursuant to Section 7.2 above shall be entitled to receive compensation equal to that paid by Inland to the independent member(s) of the Board.

                SECTION 8. TRANSFERABILITY.

                8.1 Restrictive Legend. Each certificate evidencing the Stock issued by Inland shall be stamped or otherwise imprinted with a legend in substantially the following form:

                "THE SECURITIES EVIDENCED BY THIS STOCK CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH

                TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

provided, that such restrictive legend shall not be required after the date on which the securities evidenced by a certificate bearing such a restrictive legend no longer constitute Restricted Securities, and upon the request of the holder of such certificate, Inland, without expense to the Holder, shall issue a new certificate not bearing the restrictive legend otherwise required to be borne thereby.

                8.2 Rule 144 and 144A. At any time when Inland is subject neither to Section 13 nor Section 15(d) of the Exchange Act, Inland will, with reasonable promptness upon the request of either Holder, in order to permit such Holder to transfer if it so desires, pursuant to Rule 144 or 144A promulgated under the Securities Act (or any successor to such rule), comply with all rules and regulations of the Commission applicable in connection with use of Rule 144 and 144A (or any successor rules thereto), including the provision of information concerning Inland to such Holder and the timely filing of all reports with the Commission in order to enable such Holder, if it so elects, to utilize Rule 144 or 144A, and Inland will cause any restrictive legends to be removed and any transfer restrictions to be rescinded (to the extent Inland is reasonably satisfied that such removal and rescission is in compliance with Law) with respect to any sale of Stock which is exempt from registration under the Securities Act pursuant to Rule 144 or 144A.

                8.3 Transferability. Each Holder agrees not to make any disposition of all or any portion of the Stock unless and until the transferee has agreed in writing for the benefit of Inland to be bound by this Agreement provided and to the extent it is then applicable, unless there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement, and if reasonably requested by Inland, such Holder shall have furnished Inland with an opinion of counsel, reasonably satisfactory to Inland, that such disposition will not require registration of such shares under the Securities Act. It is agreed that Inland will not require opinions of counsel for transactions made pursuant to Rule 144.

                SECTION 9. INDEMNITY.

               The Companies jointly and severally agree to indemnify each Indemnified Party, upon demand, from and against any and all liabilities, obligations, claims, losses, damages, penalties, fines, actions, judgments, suits, settlements, costs, expenses or disbursements (including reasonable fees of attorneys, accountants, experts and advisors) of any kind or nature whatsoever (in this section collectively called "liabilities and costs") which to any extent (in whole or in part) may be imposed on, incurred by, or asserted against such Indemnified Party arising out of, resulting from or in any other way associated with (i) the Transaction Documents or any transaction contemplated thereby, (ii) any matter, event or occurrence with respect to the Holders and their respective Affiliates as shareholders of Inland or (iii) this Agreement, or any of the transactions and events (including the enforcement or defense thereof) at any time associated herewith or contemplated herein (including any violation or noncompliance with any Environmental Laws by any Related Person or any liabilities or duties of any Related Person or of any Indemnified Party with respect to Hazardous Materials found in or released into the environment).

THE FOREGOING INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH LIABILITIES AND COSTS ARE IN ANY WAY OR TO ANY EXTENT OWED, IN WHOLE OR IN PART, UNDER ANY CLAIM OR THEORY OF STRICT LIABILITY OR ARE IN ANY EXTENT CAUSED, IN WHOLE OR IN PART, BY ANY NEGLIGENT ACT OR OMISSION OF ANY KIND BY ANY INDEMNIFIED PARTY,

provided only that no Indemnified Party shall be entitled under this section to receive indemnification for that portion, if any, of any liabilities and costs which is proximately caused by its own individual gross negligence or willful misconduct, as determined in a final judgment. As used in this section, the term "Indemnified Party" refers to each of TCW Asset Management Company, a California corporation, Trust Company of the West, a California trust company and the Holders (and each of their respective Affiliates, excluding the Companies) and each director, officer, agent, trustee, manager, member, partner, shareholder, principal, attorney, employee, representative and Affiliate of any such Person acting in such capacity.


                SECTION 10. MISCELLANEOUS.

                10.1 Waivers and Amendments; Acknowledgment. No failure or delay (whether by course of conduct or otherwise) by the Holders in exercising any right, power or remedy which either may have under any of the Transaction Documents shall operate as a waiver thereof or of any other right, power or remedy, nor shall any single or partial exercise by the Holders of any such right, power or remedy preclude any other or further exercise thereof or of any other right, power or remedy. No waiver of any provision of any Transaction Document and no consent to any departure therefrom shall ever be effective unless it is in writing and signed by the parties hereto, or, if so permitted to be effective, by TCW, if any, and may be given or withheld in their or its sole and absolute discretion and then such waiver or consent shall be effective only in the specific instances and for the purposes for which given and to the extent specified in such writing. This Agreement and the other Transaction Documents set forth the entire understanding and agreement of the parties hereto and thereto with respect to the transactions contemplated herein and therein and supersede all prior discussions and understandings with respect to the subject matter hereof and thereof, and no modification or amendment of or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced. THIS WRITTEN AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. This Agreement may be amended, but only with the written consent of each of the parties hereto. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Holders at Law or in equity or otherwise.

                10.2 Survival of Agreements; Cumulative Nature. The various representations and warranties in this Agreement shall not survive the Closing or the purchase of the Stock and the delivery of the Stock and the other Transaction Documents. All other covenants and agreements in this Agreement shall survive the Closing or the purchase of the Stock and the delivery of the Stock and the other Transaction Documents.

               10.3 Notices. All notices, requests, consents, demands and other communications required or permitted hereunder shall be in writing, unless otherwise specifically provided, and shall be deemed sufficiently given or furnished upon delivery, when delivered by personal delivery, by telecopy, by delivery service with proof of delivery, or three days after being deposited in the United States mail as registered or certified United States mail, postage prepaid, to Inland, IPC or the Holders at the addresses set forth on the signature pages hereto (unless changed by similar notice in writing given by the particular Person whose address is to be changed).

               10.4 Governing Law; Submission to Process. EXCEPT TO THE EXTENT THAT THE LAW OF ANOTHER JURISDICTION IS EXPRESSLY ELECTED IN A TRANSACTION DOCUMENT, THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. INLAND HEREBY IRREVOCABLY SUBMITS ITSELF AND EACH OTHER RELATED PERSON TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF NEW YORK AND THE COUNTY OF NEW YORK AND AGREES AND CONSENTS THAT SERVICE OF PROCESS MAY BE MADE UPON IT OR ANY OF ITS SUBSIDIARIES IN ANY LEGAL PROCEEDING RELATING TO THE TRANSACTION DOCUMENTS BY ANY MEANS ALLOWED UNDER NEW YORK OR FEDERAL LAW. INLAND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

               10.5 Registration, Transfer, Exchange and Substitution of Stock. Inland shall keep at its principal executive office a register for the registration and registration of transfers of the Series F Preferred Stock (the "Register"). The name and address of each holder of Series F Preferred Stock, each transfer thereof and the name and address of each transferee shall be registered in such Register. Prior to due presentment for registration of transfer, the Person in whose name any shares of Series F Preferred Stock shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and Inland shall not be affected by any notice or knowledge to the contrary. Inland shall give to any holder of Series F Preferred Stock, promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of the Series F Preferred Stock.

               (a) Transfer and Exchange of Stock. Upon surrender of any shares of Series F Preferred Stock at the principal executive office of Inland for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such shares of Series F Preferred Stock or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such shares of Series F Preferred Stock or part thereof), Inland shall execute and deliver, at Inland's expense, one or more new stock certificates (as requested by the holder thereof) of the same series in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered shares of Series F Preferred Stock; provided, however, that no transfer of the Series F Preferred Stock may be made (i) to a transferee who is not an institutional accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act) or a qualified institutional buyer (as defined in Rule 144A promulgated under the Securities Act) and (ii) unless such transfer is made pursuant to an exemption from registration under the securities laws of the United States including without limitation any resale of the Series F Preferred Stock under Rule 144A promulgated under the Securities Act. Any purported transfer of the Series F Preferred Stock or an interest therein which is prohibited hereby shall be null and void ab initio and of no force or effect whatever.

               (b)     Replacement of Stock Certificates. Upon receipt by
Inland of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any stock certificates evidencing the Series F Preferred Stock, Inland shall execute and deliver, in lieu thereof, new stock certificates.


               10.6 Waiver of Jury Trial, Punitive Damages, Etc. EACH OF THE COMPANIES AND THE HOLDERS HEREBY:


               (a) KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR THE PURCHASE AND SALE OF ANY STOCK CONTEMPLATED THEREBY OR ASSOCIATED THEREWITH;

               (b) IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES;

               (c) CERTIFY THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND

               (d) ACKNOWLEDGE THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION.

               10.7 Exhibits and Disclosure Schedule; Additional Definitions. All Exhibits and the Disclosure Schedule to this Agreement are a part hereof for all purposes.

               10.8    Confidentiality of Holders.

               (a) Notwithstanding the termination of this Agreement and except as otherwise required by Law or provided herein or in the subsections below, Inland shall maintain the confidentiality of the identities of the Holders and any owner of a beneficial interest in the Stock (collectively, "Confidential Information") and shall not, without the Requisite Holders' prior written consent, disclose any such information to another Person or use such information for purposes other than those contemplated herein.


               (b) Inland may disclose Confidential Information to its directors, officers, members, employees, and agents (including attorneys, accountants, and consultants) to whom such disclosure is reasonably necessary for the execution or effectuation hereof, provided Inland notifies all such Persons that the Confidential Information disclosed to them is subject to this section and requires them not to disclose or use such information in breach of this Section. Inland may also disclose Confidential Information in filings with the Commission to the extent required to be disclosed therein.


               (c) If Inland is requested or required by legal process (including law or regulation, oral questions, interrogatories, request for information or documents, subpoena, and civil investigative demand) to disclose any Confidential Information, Inland shall promptly notify the Holders of such request prior to complying with such process so that the Holders may seek an appropriate protective order or waive the respondent's compliance with this Section. If, after such notice and after providing the Holders a reasonable opportunity to obtain a protective order or to grant such waiver (so long as the granting of such time does not put Inland in breach of its obligations to disclose), Inland is nonetheless legally compelled to disclose such information, Inland may do so without liability under this Section.

               (d) Any Confidential Information which becomes publicly available through no breach by Inland of its obligations hereunder or no breach by a third party of a confidential obligation to the Holders shall no longer be deemed to be Confidential Information.

               10.9 Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties whether so expressed or not.

               10.10 Counterparts. Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

               10.11 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

               10.12 Expenses. Whether or not the Closing occurs, the Companies will pay all reasonable costs and expenses incurred by TCW, the Banks and Smith (i) relating to the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the issuance of the Stock (including, without limitation, reasonable fees, office charges and expenses of counsel to TCW, Milbank, Tweed, Hadley & McCloy LLP, and counsel to Smith, Akin Gump Strauss Hauer & Feld LLP), (ii) relating to printing the instruments evidencing the Stock, (iii) relating to any amendments, waivers or consents under this Agreement to the same extent as set forth in clause (i) and
(ii) above, (iv) incident to the enforcement by the Holders of, or the protection or preservation of any right or remedy of the Holders under this Agreement and the other Transaction Documents, or any other document or agreement furnished pursuant hereto or thereto or in connection herewith or therewith (including, without limitation, reasonable fees and expenses of counsel) and (v) relating to any bankruptcy, insolvency or other similar action or proceeding in any jurisdiction involving any of the Companies. The Companies shall pay such costs and expenses, to the extent then payable, on the date of issuance of the Stock or earlier termination of this Agreement (provided that if a Holder's breach is the cause of such termination the Companies shall have no obligation to pay any costs or expenses incurred by such Holder, notwithstanding anything else herein to the contrary) or, with respect to those matters described in clauses (ii) through (v) above, thereafter from time to time upon demand by TCW or Smith, as the case may be, upon presentation, in each such case, of a reasonably detailed statement thereof.


               10.13 Specific Performance. The Companies recognize that money damages may be inadequate to compensate the Holders for a breach by the Companies of their obligations hereunder, and the Companies irrevocably agree that the Holders shall be entitled to the remedy of specific performance or the granting of such other equitable remedies as may be awarded by a court of competent jurisdiction in order to afford the Holders the benefits of this Agreement and that the Companies shall not object and hereby waive any right to object to such remedy or such granting of other equitable remedies on the grounds that money damages will be sufficient to compensate the Holders.

               IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


                                INLAND RESOURCES INC.,
                                a Washington corporation


                                By:
                                   -------------------------------------------
                                   Marc MacAluso
                                   Chief Executive Officer

                                410 17th Street, Suite 700
                                Denver, Colorado 80202
                                Attention: Marc MacAluso
                                Telephone: (303) 893-0102
                                Facsimile: (303) 893-0103

                                With a copy to:
                                Andrews & Kurth LLP
                                1717 Main Street, Suite 3700
                                Dallas, Texas 75201
                                Attention: Ronald L. Brown
                                Telephone:  (214) 659-4469
                                Facsimile:   (214) 659-4819

                                INLAND PRODUCTION COMPANY,
                                a Texas corporation

                                By:
                                   -------------------------------------------
                                   Marc MacAluso
                                   Chief Executive Officer

                                Address for Notices:

                                410 17th Street, Suite 700
                                Denver, Colorado 80202
                                Attention: Marc MacAluso
                                Telephone:  (303) 893-0102
                                Facsimile:   (303) 893-0103

                                With a copy to:
                                Andrews & Kurth LLP
                                1717 Main Street, Suite 3700
                                Dallas, Texas 75201
                                Attention: Ronald L. Brown
                                Telephone:  (214) 659-4469
                                Facsimile:   (214) 659-4819

                                SOLVATION INC.,
                                a Delaware corporation



                                By:
                                    ------------------------------------
                                    Thomas X. Fritsch
                                    Vice President

                                Address for Notices:

                                SOLVation, Inc.
                                c/o Smith Management LLC
                                885 Third Avenue, 34th Floor
                                New York, NY  10022
                                Attention:  General Counsel
                                Fax:  (212) 702-0145

                                With a copy to:

                                Akin Gump Strauss Hauer & Feld LLP
                                711 Louisiana, Suite 1900
                                Houston, Texas  77002
                                Attention:  James L. Rice III
                                Telephone:  (713) 220-8116
                                Facsimile:  (713) 236-0822

                                INLAND HOLDINGS, LLC,
                                a California limited liability company

                                By:  TRUST COMPANY OF THE WEST, a
                                California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member


                                By:
                                    --------------------------------------
                                    Arthur R. Carlson
                                    Managing Director


                                By:
                                    --------------------------------------
                                    Thomas F. Mehlberg
                                    Managing Director

                                By:  TCW PORTFOLIO NO. 1555 DR V SUB-
                                CUSTODY PARTNERSHIP, L.P.,
                                a California limited partnership, Member

                                By:    TCW ROYALTY COMPANY, a California
                                corporation, Managing General Partner


                                By:
                                    --------------------------------------
                                    Thomas F. Mehlberg
                                    Vice President

                                Address for Notices:

                                865 S. Figueroa Street
                                Los Angeles, California  90017
                                Attention:    Arthur R. Carlson
                                              Thomas F. Mehlberg
                                Telephone:  (213) 244-0053
                                Facsimile:   (213) 244-0604

                                With a copy to:

                                Milbank, Tweed, Hadley & McCloy LLP
                                601 S. Figueroa Street
                                Los Angeles, California  90017
                                Attention:  David A. Lamb, Esq.
                                Telephone:  (213) 892-4000
                                Facsimile:   (213) 629-5063

                                                                       EXHIBIT A



                              Officer's Certificate


               ___________________, a __________ corporation (the "Company"), pursuant to Section 5.3 of the Exchange And Stock Issuance Agreement dated as of ____________, 2003 (the "Exchange Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Exchange Agreement), HEREBY CERTIFIES that:

               (1) Each of the representations and warranties made by the Company in the Exchange Agreement (other than those made as of a specified date earlier than the date hereof) is true and correct in all material respects on and as of the date hereof as though made on and as of the date hereof, and each of the representations and warranties made by the Company as of a specified date earlier than the date hereof was true and correct in all material respects as of such earlier date.

               (2) Each of the agreements, covenants and obligations required by the Exchange Agreement to be performed or complied with by the Company at or before the Closing has been duly performed or complied with in all material respects.

               IN WITNESS WHEREOF, the Company has caused this Certificate to be executed on its behalf by the undersigned on and as of the ___ day of ____________, 2003.

                                              [COMPANY]



                                              By:
                                                 ----------------------------
                                                 Marc MacAluso
                                                 Chief Executive Officer


                                              By:
                                                 ----------------------------
                                                 Bill I. Pennington
                                                 Chief Financial Officer

                                                                      EXHIBIT B


                            Secretary's Certificate


               I, Bill I. Pennington, Secretary of ______________, a __________ corporation (the "Company"), pursuant to Section 5.3 of the Exchange and Stock Issuance Agreement dated as of ____________, 2003 (the "Exchange Agreement"), DO HEREBY CERTIFY on behalf of the Company as follows:

               (1) Attached hereto as Exhibit A is a true, complete and correct copy of the Articles of Incorporation of the Company and all amendments thereto (as so amended, the Articles of Incorporation"), and no amendment to the Articles of Incorporation has been authorized or become effective since the date of the last of such amendments, no amendment or other document relating to or affecting the Articles of Incorporation has been filed in the office of the Secretary of State of the State of [Washington/Texas] since such date and no action has been taken by the Company, its shareholders, directors or officers in contemplation of the filing of any such amendment or other document or in contemplation of the liquidation or dissolution of the Company.

               (2) Attached hereto as Exhibit B is a true, complete and correct copy of the By-Laws of the Company as in full force and effect on the date hereof and at all times since [date of last amendment].

               (3) Attached hereto as Exhibit C is a true, complete and correct copy of resolutions adopted by the Board of Directors of the Company with respect to the Exchange Agreement and the transactions contemplated thereby, which resolutions were duly and validly adopted at a meeting of the Board of Directors of the Company on __________, 2003, at which a quorum was present and acting throughout. All such resolutions are in full force and effect on the date hereof in the form in which adopted and no other resolutions have been adopted by the Board of Directors of the Company or any committee thereof relating to the Exchange Agreement and the transactions contemplated thereby.

               (4) Each of the following named individuals is a duly elected or appointed, qualified and acting officer of the Company who holds, and at all times since [date of execution of the Exchange Agreement] has held, the offices set opposite such individual's name, and the signature written opposite the name and title of such officer is such officer's genuine signature:


Marc MacAluso         Chief Executive Officer
                      and Chief Operating Officer
                                                           --------------------------

Bill I. Pennington    President, Chief Financial Officer
                      and Secretary
                                                           --------------------------

William T. War        Vice President
                                                           --------------------------

               IN WITNESS WHEREOF, the Company has caused this Certificate to be executed on its behalf by the undersigned on and as of the ____ day of ______________, 2003.


                                              [COMPANY]


                                              By:
                                                 ------------------------------
                                                 Bill I. Pennington
                                                 Secretary


               I, Marc MacAluso, Chief Executive Officer of the Company, DO HEREBY CERTIFY on behalf of the Company that Bill I. Pennington is the duly elected or appointed, qualified and acting Secretary of the Company, and the signature set forth above is the genuine signature of such officer.

                                              By:
                                                 ------------------------------
                                                 Marc MacAluso
                                                 Chief Executive Officer

               , 2003
---------------

                                                                       EXHIBIT C

                                     FORM OF
                   FIRST AMENDMENT TO SENIOR SUBORDINATED NOTE
                               PURCHASE AGREEMENT


        This FIRST AMENDMENT TO SENIOR SUBORDINATED NOTE PURCHASE AGREEMENT (this "Amendment") is dated as of ___________ __, 2003, by and among Inland Resources Inc., a Washington corporation ("Inland"), Inland Production Company, a Texas corporation ("IPC") and SOLVation Inc., a Delaware corporation ("Smith").

                                    RECITALS

        A. The parties hereto entered into that certain Senior Subordinated Note Purchase Agreement (the "Agreement") dated as of August 2, 2001, with respect to the issuance by Inland of Senior Sub Notes (as defined in the Agreement) to Smith, which notes are unconditionally and irrevocably guaranteed by IPC. Unless a particular word or phrase is otherwise defined or the context otherwise requires, capitalized words and phrases used in this Amendment and defined in the Agreement have the meanings set forth in the Agreement.

        B. The parties hereto desire to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.      AMENDMENTS.

        1.1     Section 1.1 Amendments.

                (a) The parties hereby amend Section 1.1 of the Agreement by amending and restating in their entirety each of the following definitions to read as follows:

                        "AGREEMENT" means the Senior Sub Note Purchase
                Agreement.

                        "MATURITY DATE" means the first to occur of : (i) the
                date that is six (6) months after the Senior Bank Debt Maturity Date, (ii) the date at which the Senior Bank Debt is repaid in full or otherwise no longer outstanding; provided, however, if such date occurs prior to the otherwise applicable Revolving Termination Date (as defined in the Senior Bank Agreement), the Banks' commitments under the Senior Bank Agreement to make Revolving Loans (as defined in the Senior Bank Agreement) shall have been permanently reduced to zero at such date; and (iii) July 1, 2009, or in each case the immediately succeeding Business Day.

                (b) The parties further amend Section 1.1 of the Agreement by adding the following new definition in proper alphabetical order:

                        "SENIOR BANK DEBT MATURITY DATE" means the applicable
                maturity date of the Term Loan (as defined in the Senior Bank Agreement) set forth in Section 2.3 of the Senior Bank Agreement.

        1.2 Section 2.10(a) Amendment. The parties hereby amend Section 2.10(a) of the Agreement by changing the date "July 1, 2007" to "July 1, 2009" in the first line thereof.

        1.3 Section 2.12 Amendment. The parties hereby amend Section 2.12 of the Agreement by deleting the phrase "are senior to the TCW Sub Notes and the Junior Sub Notes pursuant to the TCW Subordination Agreement and the Junior Sub [sic] Subordination Agreement, and" from the first sentence thereof.

        1.4 Section 4.1 Amendment. The parties hereby amend Section 4.1 of the Agreement by deleting "(i)" from the first paragraph thereof and placing a period after the word "observed" in such paragraph, and deleting all of the text that follows in Section 4.1 of the Agreement.

        1.5     Section 4.2 Amendments.

                (a) The parties hereby amend Section 4.2(a) by adding the following proviso after "Maturity Date" in the last line thereof: "provided, however, the Companies may not borrow any additional principal amounts under the Senior Bank Agreement in excess of the aggregate principal balance of the Debt outstanding thereunder (including in the calculation thereof the amount of any outstanding reimbursement obligations to the Banks with respect to Letters of Credit (as such term is defined in the Senior Bank Agreement) and the aggregate amount of undrawn Letters of Credit) at the first to occur of (i) the Revolving Termination Date (as defined in the Senior Bank Agreement) and (ii) December 31, 2004, and thereafter in excess of such principal balance as reduced from time to time pursuant to Section 2.3 of the Senior Bank Agreement, by the repayment of Letter of Credit reimbursement obligations or the expiration of Letters of Credit or by other prepayments of such Debt unless the Senior Sub Notes shall first or concurrently be paid in full".

                (b) The parties hereby further amend Section 4.2 of the Agreement by deleting in its entirety subsection (g) therefrom.

        1.6     Annex A Amendments.

                (a) The parties hereby amend Annex A to the Agreement by deleting therefrom the definitions of "BOARD OF DIRECTORS", "JUNIOR SUB DEBT," "JUNIOR SUB NOTE PURCHASE Agreement," "JUNIOR SUB NOTE PURCHASE DOCUMENTS," "JUNIOR SUB NOTES," "PORTFOLIO", "SHAREHOLDERS AGREEMENT," "TCW SUB DEBT," "TCW SUB NOTE ISSUANCE DOCUMENTS," "TCW SUB NOTES," and "TCW SUBORDINATION AGREEMENT". The parties hereby amend the Agreement by deleting therefrom all references to such definitions.

                (b) The parties hereby further amend Annex A to the Agreement by amending and restating in their entirety each of the following definitions to read as follows:

                        "OPTION AGREEMENT" means that certain Option Agreement
                by and between TCW and Smith with respect to the Senior Sub Notes, as amended by a

                First Amendment to Option Agreement dated as of the Exchange Closing Date by and between TCW and Smith.

                        "REGISTRATION RIGHTS AGREEMENT" means that certain
                Second Amended and Restated Registration Rights Agreement dated as of the Exchange Closing Date by and among Issuer, TCW and Smith.

                        "SENIOR BANK AGREEMENT" means that certain Third Amended
                and Restated Credit Agreement dated as of November 30, 2001 by and among Issuer, IPC, Fortis Capital Corp., as agent and various other lenders referred to therein, as amended through the Exchange Closing Date, or any replacement credit or loan agreement approved by the Requisite Holders with any Bank or Banks approved by the Requisite Holders.

                        "SENIOR BANK DEBT" means Debt under the Senior Bank
                Agreement.

                        "SENIOR SUB NOTE PURCHASE AGREEMENT" means that certain
                Senior Subordinated Note Purchase Agreement dated as of August 2, 2001 and entered into by and among the Companies and Smith, as amended by a First Amendment to Senior Subordinated Note Purchase Agreement dated as of the Exchange Closing Date entered into among the Companies and Smith.

                        "SUBORDINATION AGREEMENTS" means the Bank Subordination
                Agreement.

                        "SUB NOTES" means the Senior Sub Notes.

                        "TRANSACTION DOCUMENTS" means the Senior Sub Notes
                Purchase Documents, the Exchange Agreement and the Transaction Documents, as such term is defined in the Exchange Agreement, and any other agreement entered into pursuant to the foregoing by and between the Issuer or any Subsidiary thereof, on the one hand, and Smith, on the other hand.

                (c) The parties hereby further amend Annex A by adding a new clause (viii) to the definition of "Permitted Debt" and renumbering existing clauses (viii) and (ix) as clauses (ix) and (x), respectively, which new clause
(viii) shall read as follows: "(viii) unsecured Debt (A) the incurrence of which is not prohibited under the Senior Bank Agreement, (B) that has a maturity date no earlier than six months after the Maturity Date and requires no principal amortization prior to such maturity date and (C) is subordinated and junior to the Senior Sub Notes in right of payment and on other terms approved by the Requisite Holders in their reasonable discretion".

                (d) The parties hereby further amend Annex A by deleting all of the text in the definition of "PERMITTED DISTRIBUTIONS" following the word "Operator" in the twelfth line thereof.

                (e) The parties hereby further amend Annex A by adding each of the following new definitions in proper alphabetical order:

                        "EXCHANGE AGREEMENT" means the Exchange and Stock
                Issuance Agreement dated as of ________, 2003 by and among the Companies, TCW and Smith.

                        "EXCHANGE CLOSING DATE" means the closing Date, as such
                term is defined in the Exchange Agreement.

                        "MERGER" means the "Merger," as such term is defined in
                the Investors' Agreement referred to in the Exchange Agreement.


        1.7     Annex C Amendments.

                (a) The parties hereby amend Annex C to the Agreement by amending and restating Section C-1.9 thereof to read as follows:

                        "Section C-1.9. Working Capital. Inland's consolidated
                Working Capital Ratio will not be less than .9 to 1.0 for the fiscal quarter ending March 31, 2003 and 1.0 to 1.0 for all fiscal quarters thereafter. As used herein, "Working Capital Ratio" means the ratio of Inland's consolidated current assets to consolidated current liabilities, provided that for purposes of determining the Working Capital Ratio: (a) consolidated current assets and consolidated current liabilities will be calculated without including any amounts resulting from the application of FASB Statement 133, (b) consolidated current liabilities will be calculated without including any amounts relating to the Senior Sub Notes and any current amounts of the Senior Bank Debt, (c) the unused portion of the commitment under the Senior Bank Agreement shall be treated as a consolidated current asset and (d) crude oil inventory (net to the Companies' interest) will be included in consolidated current assets. Crude oil inventory will be calculated by using the net well head oil price per barrel at the end of each respective fiscal quarter times the Companies' net crude oil barrels in inventory". [NOTE
                - TO BE CONFORMED TO FINAL LANGUAGE OF THE ANALOGOUS PROVISION IN THE FOURTH SENIOR BANK AMENDMENT (AS DEFINED IN THE EXCHANGE AGREEMENT)].

                (b) The parties hereby amend Section C-2.1 of Annex C to the Agreement by amending and restating Section C-2.1 to read as follows:

                        "Section 2.1. Limitation on Sales of Property. Without
                the express written consent of the Requisite Holders, Inland will not sell, transfer, lease, exchange, discount, assign, abandon, surrender, alienate or dispose of any material Property, or any material interest therein, that reduces the Asset Coverage Ratio below 150%, except (a) equipment which is worthless or obsolete or which is replaced by equipment of equal suitability and value; (b) personal property inventory (including oil and gas sold as produced and seismic data) which is sold in the ordinary course of business; (c) specific Properties not subject to the Mortgages (as defined in the Senior Bank Agreement) (or specific portions thereof), provided the same are abandoned and not otherwise disposed of and further provided that no well situated on the property to be abandoned, or located on any unit containing all or any part thereof, is capable (or is subject to being made capable through commercially feasible operations) of producing oil, gas or other hydrocarbons or minerals in paying quantities (with such determination of paying quantities being made taking into account the prudent operation of any unit in which such property is located); (d) farmouts on terms and conditions consistent with general industry standards; and (e) sales, transfers, leases, exchanges, discounts, assignments, abandonments, surrenders, alienations or dispositions permitted by the Agent (as defined in the Senior Bank Agreement) and/or otherwise under the Senior Bank Agreement or the Loan Documents (as defined in the Senior Bank Agreement). Neither Inland nor any of Inland's Subsidiaries will sell, transfer or otherwise dispose of capital stock of any of Inland's Subsidiaries except that any Subsidiary of Inland may sell or issue its own capital stock to the extent not otherwise prohibited hereunder."

                (c) The parties hereby amend Section C-2.2 of Annex C to the Agreement by deleting the heading and all of the existing text thereof and replacing the same with "Intentionally Omitted".

2.      APPROVALS.

        2.1 Approval of the Exchange Transactions. For all purposes of the Agreement, as amended hereby, including specifically but without limitation
Section 4.2(d) thereof, Smith, as Holder of all of the issued and outstanding Senior Sub Notes, hereby approves the execution and delivery by the Companies of the Exchange Agreement; the performance by the Companies of their obligations thereunder; and the consummation of the transactions contemplated thereby.

        2.2 Approval of the Merger. For all purposes of the Agreement, as amended hereby, including specifically but without limitation Section 4.2(c) thereof, Smith, as Holder of all of the issued and outstanding Senior Sub Notes, hereby approves the Merger.

3.      MISCELLANEOUS.

        3.1 Replacement Note(s). In furtherance of this Amendment and the transactions contemplated hereby, Inland will deliver to Smith its replacement senior subordinated note(s) in the form of Exhibit A hereto in the aggregate principal amount of $5,000,000, in denominations of at least $500,000, each dated the Exchange Closing Date and registered in the name of Smith (or in the name of a nominee of Smith as designated in writing by Smith), against delivery by Smith to Inland on the Exchange Closing Date of the Senior Sub Notes currently issued and outstanding, marked "Renewed and Extended". Such replacement note(s) shall, upon acceptance by Smith, constitute replacements and substitutions for the Senior Sub Notes and all references in the Agreement, as amended by this Amendment, to the "Senior Sub Notes" and the "Sub Notes" shall, from and after the date hereof, be deemed to refer to such replacement note(s), the same as if such replacement note(s) were the Senior Sub Notes defined, described and referred to in the Agreement.

        3.2 Ratification of Agreement. The parties hereby ratify and confirm the Agreement heretofore executed and delivered and it shall remain in full force and effect as amended hereby.

        3.3 IPC Guaranty. The guaranty by IPC of the Obligations set forth in Section 5 of the Agreement is hereby amended to reflect that the Agreement has been amended and modified by this Amendment and that as so amended and modified, the Agreement and the guaranty of IPC set forth in such Section 5 are hereby ratified, confirmed and adopted by IPC, as Guarantor; and to induce Smith to execute this Amendment, effective as of the date hereof, IPC hereby unconditionally and irrevocably guarantees to Smith and each future Holder of the Senior Sub Notes at any time outstanding (i) the prompt and indefeasible payment in full in dollars when due (whether its stated maturity by acceleration, by prepayment or otherwise) of the Obligations and (ii) the prompt performance and observance by Inland of all covenants, agreements and conditions on its part to be performed and observed under the Agreement, as amended by this Amendment, in each case strictly in accordance with the terms thereof, all in accordance with the terms of such Section 5 as if such payments and Obligations were originally described therein and guaranteed thereunder as the "Guaranteed Obligations".

        3.4 No Default. Inland represents and warrants that as of the Closing (as defined in the Exchange Agreement) no Default has occurred and is continuing at the date hereof.

        3.5 Counterparts. This Amendment may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.


                            [SIGNATURE PAGES FOLLOW]

This Amendment is executed as of the date above written.

                              INLAND RESOURCES INC.

                              By:
                                  ------------------------------------
                                  Name:
                                         -----------------------------
                                  Title:
                                         -----------------------------

                              410 17th Street, Suite 700
                              Denver, Colorado 80202
                              Attention:  Marc MacAluso
                              Fax: (303) 893-0103


                              INLAND PRODUCTION COMPANY

                              By:
                                  ------------------------------------
                                  Name:
                                         -----------------------------
                                  Title:
                                         -----------------------------

                              410 17th Street, Suite 700
                              Denver, Colorado 80202
                              Attention:  Marc MacAluso
                              Fax: (303) 893-0103


                              SOLVATION INC.

                              By:
                                  ------------------------------------
                                  Name:
                                         -----------------------------
                                  Title:
                                         -----------------------------

                              Address for Notices:

                              c/o Smith Management LLC
                              885 Third Avenue, 34th Floor
                              New York, NY 10022
                              Attention:  General Counsel
                              Fax: (212) 702-0145

                                                                       EXHIBIT D


                       FIRST AMENDMENT TO OPTION AGREEMENT


        This FIRST AMENDMENT TO OPTION AGREEMENT (this "Amendment") is dated as of ___________ __, 2003, by and between Inland Holdings, LLC, a California limited liability company ("TCW") and SOLVation Inc., a Delaware corporation ("Smith").

                                    RECITALS

        A. The parties hereto entered into that certain Option Agreement (the "Agreement") dated as of August 2, 2001, with respect to an exclusive option to purchase all, but not less than all, of the Senior Sub Notes (as defined in the Agreement). Unless a particular word or phrase is otherwise defined or the context otherwise requires, capitalized words and phrases used in this Amendment and defined in the Agreement have the meanings set forth in the Agreement.

        B. The parties hereto desire to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.      AMENDMENT TO SECTIONS 1.2 AND 1.3 OF THE AGREEMENT.

        1.1 Section 1.2 Amendment. The parties hereby amend Section 1.2 of the Agreement to delete the phrase "when TCW shall hold any TCW Sub Notes (as defined in the Senior Subordinated Note Purchase Agreement)" from the end of the first sentence thereof.

        1.2 Section 1.3 Amendment. The parties hereby amend Section 1.3 of the Agreement to delete the phrase "in connection with the transfer to such Affiliate of TCW Sub Notes then outstanding representing 50% or more of the outstanding principal balance thereof" from the end of the first sentence thereof and replacing it with "in connection with the transfer to such Affiliate of beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of shares of voting stock of Inland representing more than 50% of the total number of shares of such stock then owned by TCW".

2.      MISCELLANEOUS.

        2.1 Ratification of Agreement. The parties hereby ratify and confirm the Agreement heretofore executed and delivered and it shall remain in full force and effect as amended hereby.

        2.2 Counterparts. This Amendment may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

                            [SIGNATURES PAGES FOLLOW]

This Amendment is executed as of the date above written.

                        INLAND HOLDINGS LLC, a California limited liability company

                        By: TRUST COMPANY OF THE WEST, a California
                        trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member

                        By:
                            -----------------------------------
                            Arthur R. Carlson
                            Managing Director

                        By:
                            -----------------------------------
                            Thomas F. Mehlberg
                            Managing Director

                        By: TCW PORTFOLIO NO. 1555 DR V SUB-CUSTODY
                        PARTNERSHIP, L.P., a California limited partnership, Member

                        By: TCW ROYALTY COMPANY, a California
                        corporation, Managing General Partner

                        By:
                            -----------------------------------
                            Thomas F. Mehlberg
                            Vice President

                        Address for Notices:
                        865 South Figueroa Street
                        Los Angeles, California 90017
                        Attention:  Arthur R. Carlson
                        Attention:  Thomas F. Mehlberg
                        Telephone:  (213) 244-0053
                        Facsimile:  (213) 244-0604

                        With a Copy To:
                        Milbank, Tweed, Hadley & McCloy LLP
                        601 South Figueroa Street, 30th Floor
                        Los Angeles, CA  90017
                        Attention:  David A. Lamb, Esq.
                        Telephone:  (213) 892-4000
                        Facsimile:  (213) 629-5063

                        SOLVation INC., a Delaware Corporation


                        By:
                            -----------------------------------
                            Name:
                            Title:

                        Address for Notices:

                        SOLVation, Inc.
                        885 Third Avenue, 34th Floor
                        New York, NY  10022
                        Attention:  General Counsel
                        Fax:  (212) 702-0145

                        With a copy to:

                        Akin Gump Strauss Hauer & Feld LLP
                        711 Louisiana, Suite 1900
                        Houston, Texas  77002
                        Attention:  James L. Rice III
                        Telephone:  (713) 220-8116
                        Facsimile:  (713) 236-0822

                                                                       EXHIBIT E



                           SECOND AMENDED AND RESTATED

                          REGISTRATION RIGHTS AGREEMENT

                       DATED AS OF ________________, 2003

                                  BY AND AMONG

                             INLAND RESOURCES INC.,


                              INLAND HOLDINGS, LLC,


                                 SOLVation INC.,

                                       AND

                             HAMPTON INVESTMENTS LLC

                                TABLE OF CONTENTS

                                                                       Page

Section 1.     Definitions...............................................1

Section 2.     Piggyback Registration....................................2

Section 3.     Registration Procedures...................................3

Section 4.     Registration Expenses.....................................7

Section 5.     Preemptive Rights.........................................7

Section 6.     Indemnification; Contribution.............................8

Section 7.     Rule 144.................................................11

Section 8.     Remedies.................................................11

Section 9.     Binding Effect; Transferees; Termination.................11

Section 10.    Amendments and Waivers...................................12

Section 11.    Notices..................................................12

Section 12.    Entire Agreement.........................................12

Section 13.    Counterparts.............................................12

Section 14.    Headings.................................................12

Section 15.    Governing Law............................................13

Section 16.    Severability.............................................13

            SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

               This Second Amended and Restated Registration Rights Agreement (this "Agreement") is made and entered into as of the __ day of __________, 2003, by and among Inland Resources Inc., a Washington corporation ("Inland-Washington"), Inland Holdings, LLC, a California limited liability company ("TCW"), SOLVation Inc., a Delaware corporation ("SOLVation"), and Hampton Investments LLC, a Delaware limited liability company ("Hampton", and, together with SOLVation, "Smith").

                                    RECITALS

               WHEREAS, Inland-Washington, Holdings, TCW Portfolio No. 1555 DRV Sub-Custody Partnership, L.P., a California limited partnership, Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership, Pengo Securities Corporation, Smith Energy Partnership, Randall D. Smith, Jeffrey A. Smith, Barbara Stovall Smith, John W. Adams and Arthur J. Pasmas entered into that certain Registration Rights Agreement dated September 21, 1999 (the "Original Agreement");

               WHEREAS Inland-Washington, TCW and Hampton entered into that certain Amended and Restated Registration Rights Agreement dated August 2, 2001 (the "First Amended and Restated Agreement");

               WHEREAS, TCW and SOLVation, simultaneously herewith, will acquire shares of the Series F Preferred Stock pursuant to that certain Exchange and Stock Issuance Agreement dated as of even date herewith among Inland-Washington, Inland Production Company, TCW and SOLVation Inc.(the "Exchange Agreement"); and

               WHEREAS, it is a condition of the Exchange Agreement that the parties hereto amend and restate the First Amended and Restated Agreement.

               The parties hereby agree that the First Amended and Restated Agreement is amended and restated in its entirety as follows and is fully superseded by this Agreement:


               Section 1. Definitions.

               As used in this Agreement, the following terms have the meanings indicated below:

               "Commission" means the Securities and Exchange Commission or any similar agency having jurisdiction to enforce the Securities Act.

               "Common Stock" means the common stock, par value $.001 per share, of the Company.

               "Company" means Inland-Washington, prior to the merger of Inland-Washington with and into Inland-Delaware, and, after such merger, the term "Company" means Inland-Delaware.

               "Exchange Act" means the Securities Exchange Act of 1934, as amended.

               "Inland-Delaware" means Inland Resources Inc., a Delaware corporation.

               "Merger" means the merger of Inland-Washington with and into Inland-Delaware.

               "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or governmental or political subdivision, agency or instrumentality thereof or other entity or organization of any kind.

               "Piggyback Registration" has the meaning ascribed to such term in
Section 2.

               "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement.

               "Registrable Stock" means, collectively, (a) the shares of Common Stock held by TCW before, as of, and after the date hereof, (b) the shares of Common Stock held by Smith before, as of, and after the date hereof, (c) any shares of Common Stock or other securities issued with respect to the Common Stock described in clauses (a) and (b) of this definition whether by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, share exchange, reorganization or otherwise held by TCW or Smith, and (d) any shares of Series F Preferred Stock held by TCW and Smith; provided, however, such securities shall cease to be Registrable Stock when (i) a registration statement with respect to the disposition of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with the plan of distribution set forth in such registration statement, (ii) such securities shall have been sold pursuant to Rule 144 (or any successor provision) under the Securities Act, (iii) such securities shall have ceased to be outstanding or
(iv) all of such securities held by a Person may be sold pursuant to Rule 144 (or a successor provision) under the Securities Act without being restricted by the volume limitations or method of sale restrictions thereof.

               "Securities Act" means the Securities Act of 1933, as amended.

               "Series F Preferred Stock" means the Series F Preferred Stock, par value $.001 per share, of Inland-Washington.

               Section 2. Piggyback Registration.

               (a) If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders) any of its capital stock or other securities under the Securities Act (other than pursuant to a registration statement on Forms S-4 or S-8 (or successor forms) or in connection with an exchange offer), then, subject to the following sentences of this Section 2(a), the Company shall, in each case, give written notice of such proposed filing to the holders of Registrable Stock (which notice shall indicate, to the extent then known, the proposed managing underwriter or underwriters, if such offering is to be underwritten, and such other terms of the proposed offering that the Company reasonably believes to be material to the holders of

Registrable Stock) and shall include in such registration statement all or a portion of the Registrable Stock, of the same class as the stock being offered by the Company and/or selling shareholders, as applicable, owned by such holders which such holders shall request to be so included by written notice given by such holders to the Company within 10 business days after such holders' receipt of such notice from the Company (a "Piggyback Registration"). The Company shall use its best efforts to effect the registration of all Registrable Stock requested to be so registered in such offering on the same terms and conditions as any securities of the Company and/or the selling shareholders, as applicable, of the same class included therein. If the managing underwriter or underwriters of an underwritten offering, if any, advise the holders of Registrable Stock in writing that in its or their reasonable opinion or, in the case of a Piggyback Registration not being underwritten, the Company shall reasonably determine (and notify the holders of Registrable Stock of such determination), after consultation with an investment banker of nationally recognized standing, that the number of shares or securities proposed to be sold in such registration will adversely affect the success of such offering, the Company will include in such registration the number of securities, if any, which, in the opinion of such underwriter or underwriters, or the Company, and/or the selling shareholders, as applicable, as the case may be, can be sold as follows: (i) first, the shares the Company and/or the selling shareholders, as applicable, proposed to sell,
(ii) second, the Registrable Stock and other shares of stock requested to be included in such registration by the holders thereof entitled to participate in such registration under any registration rights agreement in effect on the date hereof and (iii) third, any Common Stock requested to be included in such registration by the holders thereof entitled to participate in such registration under a registration rights agreement effective after the date hereof. Notwithstanding the above, if the managing underwriter or underwriters of an underwritten offering, if any, advise the Company that it or they intend to sell, as an over-allotment option, a number of shares or securities in excess of the number of shares of stock requested to be sold by the parties pursuant to this Section 2(a) (the "Excess Stock"), the Excess Stock to be sold shall be sold by the holders of the Registrable Stock and shall be allocated among them pro rata based upon the number of shares of Registrable Stock that each such holder holds in excess of the stock requested to be sold pursuant to this
Section 2(a).

               (b) The holders of Registrable Stock shall be parties to the underwriting agreement between the Company, the selling shareholders (if applicable) and such underwriters. The representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of the holders of Registrable Stock to be distributed by such underwriters, and the conditions precedent to the obligations of such holders of Registrable Stock under such underwriting agreement shall be reasonably satisfactory to such holders. Such holders shall not be required to make any representations or warranties to the Company or its underwriters other than representations or warranties regarding such holders' interest in the shares to be distributed and such holders' intended method of distribution. The Company shall have the right to discontinue any Piggyback Registration under this Section 2 at any time prior to the effective date of such registration if the registration of the securities giving rise to such Piggyback Registration under this Section 2 is discontinued by the Company.

               (c) Section 2(a) hereof shall not be applicable if the Company proposes to file a registration statement and the Company has gone private since the date hereof and such proposed registration statement is the first registered primary offering of the Company's securities to the general public since that time.

               Section 3.  Registration Procedures.


                (a) Certain Company Obligations. Whenever Registrable Stock is to be registered pursuant to Sections 2 of this Agreement, the Company will use its best efforts to effect the registration of such Registrable Stock in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request and with the Piggyback Registration, the Company will as expeditiously as possible:


                        (i) prepare and file with the Commission a registration statement which includes the Registrable Stock requested to be included and use its best efforts to cause such registration statement to become effective; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the holders of the Registrable Stock covered by such registration statement and the underwriters, if any, draft copies of all such documents proposed to be filed at least five (5) business days prior thereto (or, in the case of any amendments to documents that have previously been filed with the Commission, such shorter period of time if the Company reasonably believes it is necessary in order to effect the registration on a timely basis so long as such period is not less than 24 hours), which documents will be subject to the reasonable review of such holders and underwriters, and provided further that if such registration statement refers to any holder of Registrable Stock by name or otherwise as the holder of any securities of the Company, then such holder shall have the right to require (A) the insertion therein of language, in form and substance satisfactory to such holder, to the effect that the holding by such holder and the Company of such securities does not necessarily make such holder a "controlling person" of the Company within the meaning of the Securities Act and is not to be construed as a recommendation by such holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (B) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any rules and regulations promulgated thereunder, the deletion of the reference to such holder;


                        (ii) prepare and file as soon as reasonably practicable with the Commission such amendments and post-effective amendments to the registration statement as may be necessary to keep the registration statement effective for 90 days (or such shorter period which will terminate when all Registrable Stock covered by such registration statement has been sold or withdrawn); cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the holders thereof set forth in such registration statement or supplement to the prospectus;

                        (iii) furnish to any holder of Registrable Stock included in such registration statement and to the managing underwriter or underwriters, if any, without charge, at least one signed copy of the registration statement and any post-effective amendment thereto, upon request, and such number of conformed copies thereof and such number of copies of the prospectus (including each preliminary prospectus) and any amendments or supplements thereto, and any documents incorporated by reference therein, as such holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Stock being sold by such holder;

                        (iv) notify in writing each holder of Registrable Stock included in such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, when the Company becomes aware of the happening of any event as a result of which the prospectus included in such registration statement (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of the prospectus or any preliminary prospectus, in light of the circumstances under which they were made) not misleading and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                        (v) use reasonable diligence to cause all Registrable Stock included in such registration statement to be listed, by the date of the first sale of Registrable Stock pursuant to such registration statement, on each securities exchange on which the Common Stock of the Company is then listed or proposed to be listed, if any, and use reasonable diligence to cause all Registrable Stock included in such Registration Statement to be quoted on The Nasdaq Stock Market (or other national or small-cap market), if the Common Stock of the Company is then quoted thereon;

                        (vi) make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act as soon as practicable, which earnings statement shall cover the requisite 12-month period, which requirements will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act as soon as feasible;

                        (vii) if requested by the managing underwriter or underwriters or any holder of Registrable Stock covered by the registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or underwriters or such holder reasonably requests to be included therein, including, without limitation, with respect to the Registrable Stock being sold by such holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of the underwritten offering of the Registrable Stock to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

                        (viii)  on or prior to the date on which the
                registration statement is declared effective, use reasonable diligence to register or qualify, and cooperate with the holders of Registrable Stock included in such registration statement, the underwriter or underwriters, if any, and their counsel, in connection with the registration or qualification of the Registrable Stock covered by the registration statement for offer and sale under the securities or blue sky laws of each state and other jurisdiction of the United States as any such holder or underwriter reasonably requests in writing, and use reasonable diligence to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the period such registration statement is required to be kept effective and to do any and all other acts or things necessary or advisable to enable the disposition in all such jurisdictions of the Registrable Stock covered by the applicable registration statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

                        (ix) cooperate with the holders of Registrable Stock covered by the registration statement and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such holders may request;

                        (x) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the holders of the Registrable Stock being sold or the underwriters retained by holders participating in an underwritten public offering, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Stock;

                        (xi) make available for inspection by the holders, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by the holders or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information, reasonably requested by the holders or any such seller, underwriter, attorney, accountant or agent in connection with such registration statement. In that connection, the Company may require the holders, such underwriter and such other persons to conduct their investigation in a manner which does not disrupt the operations of the Company and to execute such confidentiality agreements as the Company may reasonably determine to be advisable;





                        (xii) notify each holder of Registrable Stock of any stop order issued or threatened by the Commission in connection with any registration statement covering Registrable Stock and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered; and

                        (xiii) if such sale is pursuant to an underwritten offering, obtain "cold comfort" letters dated the effective date of the registration statement and the date of the closing under the underwriting agreement from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the counsel of the holders of Registrable Stock may reasonably request or the managing underwriter reasonably requests.

                (b) Certain Obligations of Holders of Registrable Stock. Each holder of Registrable Stock shall provide the Company in writing such information as the Company reasonably requests in order to effectuate the registration and disposition of such holder's Registrable Stock pursuant to this Agreement and such holder shall execute all consents, powers of attorney, registration statements and other documents reasonably required to be signed by such holder in order to effectuate the registration or disposition of Registrable Stock by such holder.

                Section 4. Registration Expenses. The Company shall pay all expenses incident to the Company's performance of or compliance with its obligations hereunder, including, without limitation, all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, and the reasonable fees and disbursements of the Company's independent public accountants, the Company's counsel and reasonable fees and expenses of one law firm acting as counsel to the holders requesting registration of all or a portion of their Registrable Stock. Holders of Registrable Stock requesting registration will be responsible for any other expenses incurred by them, including for their own accountants and representatives, as well as any underwriting discounts and commissions on the sale of the Registrable Stock.

                Section 5. Preemptive Rights.

                (a) The Company hereby grants (i) prior to the Merger, to each holder of Series F Preferred Stock of Inland-Washington and (ii) after the Merger, to TCW, SOLVation and Smith, each as a holder of the Common Stock of Inland-Delaware, the right to purchase up to its respective pro rata share of New Securities (as defined in this Section 5) which the Company may, from time to time, propose to sell and issue. Each holder of Series F Preferred Stock's or Common Stock's pro rata share, for purposes of this right, is the ratio of the number of shares of Common Stock (on a fully diluted basis and assuming full conversion of the Series F Preferred Stock) owned by such holder immediately prior to the issuance of the New Securities, to the total number of shares of Common Stock (on a fully diluted basis and assuming full conversion of the Series F Preferred Stock) held by all holders immediately prior to the issuance of the New Securities. This right shall be subject to the following provisions:

                (b) "New Securities" shall mean any capital stock of the Company whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, convertible into capital stock; provided that the term "New Securities" does not include (i) securities issued in connection with a merger, acquisition, reorganization or other similar transaction undertaken by the Company; (ii) any borrowings, direct or indirect, from financial institutions or other persons by the Company, whether or not presently authorized, including any type of loan or payment evidenced by any type of debt instrument, even if such borrowings have equity features including warrants, options or other rights to purchase capital stock and are not convertible into capital stock of the Company; (iii) securities issued to employees, consultants, officers or directors of the Company and pursuant to any stock option, stock purchase bonus plan, warrant, agreement or arrangement approved by the Company's Board of Directors; (iv) securities issued in connection with obtaining lease financing, whether issued to a lessor, guarantor or other person and such issuance is undertaken for purposes primarily other than equity financing; (v) securities issued in connection with any stock split, stock dividend or recapitalization of the Company; and (vi) any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (v) above.

                (c) In the event the Company proposes to undertake an issuance of New Securities, it shall give TCW and SOLVation (and their respective Affiliate transferees of which the Company has received notice of the name and address of such transferee) written notice of its intention, describing the type of New Securities, their price and the general terms upon which the Company proposes to issue same. TCW or SOLVation (or their respective Affiliates) shall have ten (10) business days after any such notice is received to agree to purchase up to their pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

                (d) In the event TCW or SOLVation (or their respective Affiliates) fail to exercise fully the right within said ten (10) business day period, the Company shall have one hundred and twenty (120) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within ninety (90) days from the date of said agreement) to sell the New Securities respecting TCW's or SOLVation's (or their respective Affiliate's) preemptive right option set forth in this Section 5, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to TCW and SOLVation pursuant to
Section 5(c). In the event the Company has not sold the New Securities within such one hundred and twenty (120) day period or entered into an agreement in accordance with the foregoing to sell the New Securities within ninety (90) days from the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to TCW and SOLVation (and their respective Affiliates) in the manner provided above.

                (e) The preemptive rights under this Section 5 shall not be assignable by either TCW, Hampton or SOLVation other than to a respective Affiliate thereof which also acquires Series F Preferred Stock or Common Stock therefrom. Section 5 hereof shall not be applicable to any holder of Series F Preferred Stock of Inland-Washington or Common Stock of Inland-Delaware if such holder holds less than 4% of the Company on a fully diluted basis.

                Section 6. Indemnification; Contribution.


                (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each holder of Registrable Stock, its officers, directors, partners and members (and officers and directors of such partners and members) and each person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages or liabilities arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement registering the disposition of Registrable Stock, any amendment or supplement thereto, any prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same arise out of or are based upon information furnished in writing to the Company by such indemnified person expressly for use therein and will reimburse, as incurred, such holder, officer, director, partner, member or controlling person for any reasonable legal or other expenses incurred by such holder, officer, director, partner, member or controlling person in connection with investigating, defending or appearing as a third party witness in connection with any such loss, claim, damage, or liability. In connection with an underwritten offering, the Company will indemnify, and reimburse for expenses, the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to holders of Registrable Stock.

                (b) Indemnification by Holders of Registrable Stock. In connection with any registration statement in which a holder of Registrable Stock is participating, such holder will furnish to the Company in writing such information with respect to the name and address of such holder and the amount of Registrable Stock held by such holder, the language, if any, contemplated under Section 3(a)(i)(A) hereof, and such other information as the Company shall reasonably request, for use in connection with any such registration statement or prospectus and agrees to indemnify the Company, its directors and officers, any underwriter (within the meaning of the Securities Act) for the Company or other persons selling securities pursuant to such registration statement, and each person who controls the Company, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information with respect to such holder so furnished in writing by such holder expressly for inclusion in any prospectus or registration statement. In no event shall the liability of any selling holder of Registrable Stock hereunder be greater in amount than the dollar amount of the net proceeds received by such holder upon the sale of the Registrable Stock giving rise to such indemnification obligation.

                (c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing as to which such person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to such indemnified party. The failure to notify the indemnifying party promptly of such commencement or threat shall not relieve the indemnifying party of its obligation to indemnify the indemnified party, except to the extent that the indemnifying party is actually prejudiced by such failure. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the indemnified party or parties with respect to such claim, unless in the reasonable judgment of any indemnified party an actual conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnified party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

                (d) Contribution. If the indemnification provided for in this Section 5 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact, has been made by, or related to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

               The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), no underwriter shall be required to contribute any amount in excess of the amount by which the underwriting discount applicable to the Registrable Stock purchased by it and distributed to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no selling holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Stock of such selling holder was offered to the public exceeds the amount of any damages which such selling holder has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

               The obligations of the Company pursuant to this Section 6 shall be further subject to such additional express agreements of the Company as may be required to facilitate an underwritten offering, provided that no such agreement shall in any way limit the rights of the holders of Registrable Stock under this Agreement, or create additional obligations of such holders not set forth herein, except as otherwise expressly agreed in writing by any such holders. The obligations of the Company pursuant to this Section 6 shall be in addition to any liability or obligation the Company may have at common law or otherwise.

               Section 7. Rule 144. The Company covenants that for so long as any holder owns any Registrable Stock and the Company is a public reporting company, that it will file, in a timely manner, the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, and it will take such further action as any holder of Registrable Stock may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Stock, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

               Section 8. Remedies. Each holder of Registrable Stock in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. If any party hereto fails to perform any of its obligations under this Agreement, then the defaulting party shall pay any and all costs and expenses incurred by the other party on account of such default, including, without limitation, court costs and reasonable attorneys' fees and disbursements. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.


               Section 9. Binding Effect; Transferees; Termination. Except to the extent otherwise provided herein, the provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. If the separate corporate existence of the Company shall cease, its successor corporation shall be subject to all the rights and obligations of this Agreement. A transferee of Registrable Stock, which acquires such securities from a holder of Registrable Stock in a transfer, whether in a public distribution or otherwise, which results in such transferred securities not being Registrable Stock in the hands of such transferee, shall not be a holder of Registrable Stock hereunder and shall not have any rights or obligations hereunder as a result of such transfer of Registrable Stock. Except as provided in the preceding sentence, a transferee of a holder of Registrable Stock, whether becoming such by sale, transfer, assignment, operation of law or otherwise, shall be deemed to be a holder of Registrable Stock hereunder and such transferee shall be entitled to the rights, and subject to the obligations, of such a holder hereunder; provided, (i) notice of such transfer (containing the name and address of the transferee) is given to the Company and (ii) such transferee agrees to be bound by the terms of this Agreement as a holder of Registrable Stock. This Agreement shall terminate as to any Person at such time as such Person no longer holds shares of Registrable Stock.


               Section 10. Amendments and Waivers. This Agreement may be amended, but only with the written consent of each party being adversely affected by such amendment; provided that the cutback provisions of Section 2 may be amended only with the consent of both (i) the holders of a majority of the Registrable Stock then held by TCW and its affiliates, and (ii) the holders of a majority of the Registrable Stock then held by Smith and its affiliates. No failure or delay (whether by course of conduct or otherwise) by the parties hereto in exercising any right, power or remedy which they may have under this Agreement shall operate as a waiver thereof or of any other right, power or remedy, nor shall any single or partial exercise by the parties hereto of any such right, power or remedy preclude any other or further exercise thereof or of any other right, power or remedy. No waiver or amendment of any provision of this Agreement and no consent to any departure therefrom shall ever be effective unless it is in writing and signed by each party being adversely affected by such waiver or consent; provided that the cutback provisions of Section 2 may be waived with the consent of both (i) the holders of a majority of the Registrable Stock then held by TCW and its affiliates, and (ii) the holders of a majority of the Registrable Stock then held by Smith and its affiliates, and then such waiver or consent shall be effective only in the specific instances and for the purposes for which given and to the extent specified in such writing. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the parties at law or in equity or otherwise.

               Section 11. Notices. All notices, requests, consents, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed sufficiently given or furnished upon delivery, when delivered by personal delivery, by telecopy, by delivery service with proof of delivery, or three days after being deposited in the U.S. mail as registered or certified United States mail, postage prepaid, if to a holder of Registrable Stock at the most current address given by such holder to the Company and, if to the Company, at:

                        Inland Resources Inc.
                        410 17th Street, Suite 700
                        Denver, Colorado 80202
                        Attn:  Marc MacAluso
                        Telephone: (303) 893-0102
                        Facsimile: (303) 893-0103


               Section 12. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, superseding all prior negotiations, preliminary agreements, correspondence or understandings, written or oral between the parties with respect to the subject matter hereof. Except as expressly provided herein, there are no representations or warranties of any party hereto.

               Section 13. Counterparts. Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

               Section 14. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.


               Section 15. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of New York without reference to the conflicts of the law provisions thereof.


               Section 16. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.



                         [REMAINDER OF PAGE LEFT BLANK]

               IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Registration Rights Agreement as of the date first written above.

                            INLAND RESOURCES INC.,
                               a Washington corporation



                            By:
                               -----------------------------------------
                               Marc MacAluso
                               Chief Executive Officer


                            INLAND HOLDINGS, LLC, a California limited
                               liability company,

                            By:  TRUST COMPANY OF THE WEST, a
                                 California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member



                                 By:
                                    ------------------------------------
                                     Arthur R. Carlson
                                     Managing Director



                                 By:
                                    ------------------------------------
                                     Thomas F. Mehlberg
                                     Managing Director



                            By:  PORTFOLIO NO. 1555 DR V SUB-CUSTODY
                                 PARTNERSHIP, L.P., a California limited
                                 partnership, Member

                                 By:  TCW ROYALTY COMPANY, a California
                                 corporation, Managing General Partner


                                 By:
                                    ------------------------------------
                                     Thomas F. Mehlberg
                                     Vice President

                            HAMPTON INVESTMENTS LLC,
                            a Delaware limited liability company


                            By:
                               ---------------------------------------
                            Name:
                                  ------------------------------------
                            Title:
                                  ------------------------------------



                            SOLVATION INC.,
                            a Delaware corporation


                            By:
                               ---------------------------------------
                            Name:
                                  ------------------------------------
                            Title:
                                  ------------------------------------

                                                                      EXHIBIT F




                                     FORM OF
                              DEVELOPMENT AGREEMENT
                              MONUMENT BUTTE FIELD
                       DUCHESNE AND UINTAH COUNTIES, UTAH


        This DEVELOPMENT AGREEMENT (this "Agreement") is made and entered into as of _____________, 2003 by and among Inland Resources Inc., a Washington corporation ("Inland"), Inland Production Company, a Texas corporation ("IPC"; together with Inland, the "Companies") and Smith Energy Partnership, assignee of Smith Management LLC ("Smith").

                                   WITNESSETH

        WHEREAS, the Companies, Inland Holdings, LLC and SOLVation Inc. (an affiliate of Smith) ("SOLVation") are parties to an Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the "Exchange Agreement");

        WHEREAS, Smith owns working or unit interests in various oil and gas leases and/or units (the "Smith Interests") covering lands generally within or about the Monument Butte Field, located in Duchesne and Uintah Counties, Utah (the "Field") in which IPC also owns working or unit interests (the "Joint Interests") and which are subject to various unit or joint operating agreements naming IPC as Operator or Unit Operator (the "Operating Agreements"); and

        WHEREAS, under the Exchange Agreement, it is a condition precedent to the obligations of SOLVation to effect the Smith Exchange (as defined in the Exchange Agreement) that the Companies and Smith execute and deliver this Agreement;

        NOW, THEREFORE, to induce SOLVation to consummate the Smith Exchange, and for the other valuable consideration (the receipt and adequacy of which is hereby acknowledged), and in further consideration of the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound to the terms hereof, agree as follows:

SECTION 1.     PACE OF DEVELOPMENT.

        1.1 The Companies will cause the Joint Interests to be developed at a pace such that the aggregate amount payable by Smith each calendar year under the Operating Agreements as its share of all amounts expended in the development of the Joint Interests and properly classifiable as "capital expenditures" under U.S. generally accepted accounting principles attributable to the Smith Interests (such aggregate amount payable in any calendar year period is referred to as "Smith Annual Capex" and in any calendar month period is referred to as "Smith Monthly Capex") would not reasonably be expected to exceed Smith Annual NOCF otherwise payable to Smith in such calendar year. For purposes of clarity, Smith Annual Capex and Smith Monthly Capex shall not include expenses incurred in normal operations, reworking or repair of the Joint Interests. For purposes of this Agreement, "Smith Annual NOCF" means for any calendar year, and "Smith Monthly NOCF" means for any month, the difference between (i) aggregate cash revenues paid or payable to Smith attributable to the Smith Interests' share of production minus (ii) amounts properly billed to Smith under the Operating Agreements for lease operating expenses (including production taxes) attributable to the Smith Interests.

        1.2 If for any reason, notwithstanding Section 1.1 above, in any month Smith Monthly Capex shall exceed Smith Available Monthly NOCF, the excess shall be deemed to be a trade payable from Smith to the Companies on an interest-free basis (in each case, a "Smith Trade Payable"). For purposes of this Agreement, "Smith Available Monthly NOCF" means, for any month (i) Smith Monthly NOCF minus (ii) the sum of (A) Smith Monthly Capex for such month and
(B) the amount of previous Smith Trade Payables recouped from Smith Monthly NOCF that month pursuant to Section 1.3.

        1.3 Smith authorizes the Companies to deduct capital expenditures and expenses attributable to the Smith Interests from revenues attributable to the Smith Interests unless and until Smith revokes such authorization, upon which revocation Smith shall promptly pay the same when and as due under the Operating Agreements. Smith further authorizes the Companies to deduct amounts otherwise payable to Smith as Smith Monthly NOCF to effect the recoupment of any outstanding Smith Trade Payables as contemplated by Section 1.2 above (i.e., provided that the amount of Smith Available Monthly NOCF shall not be less than zero) until all amounts of any outstanding Smith Trade Payables theretofore credited have been recouped. The Companies will provide to Smith a monthly statement reflecting for each month (i) Smith Monthly NOCF for such month, (ii) Smith Monthly Capex for such month, (iii) any Smith Trade Payable deemed made for such month pursuant to Section 1.2, (iv) any recoupment of any outstanding Smith Trade Payables effected by the Companies in such month permitted by
Section 1.3, (v) the total balance of any unrecouped or outstanding Smith Trade Payables deemed made pursuant to Section 1.2 and (vi) a calculation of Smith Available NOCF for such month.

        1.4 Smith agrees that so long as the pace of development of the Joint Interests is not in violation of Section 1.1 above, Smith will approve all AFE's proposed by the Companies with respect to the Joint Interests.

        1.5 The parties hereto expressly agree that notwithstanding any other provisions hereof which may be interpreted otherwise, nothing in this Agreement shall obligate any party hereto take any action or fail to take any action which would constitute a breach of, or result in a termination of, any Operating Agreement or any other contract, agreement or lease which constitutes or is binding upon the Joint Interests.

SECTION 2.     MISCELLANEOUS.

        2.1 Attorney's Fees and Expenses. If any party hereto fails to perform any of its obligations under this Agreement, then the defaulting party shall pay any and all costs and expenses incurred by the other party on account of such default, including, without limitation, court costs and reasonable attorneys' fees and disbursements. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

        2.2 Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. The Companies shall not sell or otherwise transfer any interest or any Joint Interest unless the transferee expressly and in writing for the benefit of Smith agrees to be bound hereby. Smith may not assign its rights hereunder to the purchaser or transferee of the Smith Interests other than an affiliate of Smith who acquires all of the Smith Interests and which agrees expressly and in writing to be bound hereby.

        2.3 Amendment and Waiver, etc. This Agreement may be amended, but only with the written consent of each of the parties hereto. No failure or delay (whether by course of conduct or otherwise) by the parties hereto in exercising any right, power or remedy which they may have under this Agreement shall operate as a waiver thereof or of any such right, power or remedy, nor shall any single or partial exercise by the parties hereto of any such right, power or remedy preclude any other or further exercise thereof or of any other right, power or remedy. No waiver of any provision of this Agreement and no consent to any departure therefrom shall ever be effective unless it is in writing and signed by each party being adversely affected by such waiver or consent, and then such waiver or consent shall be effective only in the specific instances and for the purposes for which given and to the extent specified in such writing. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the parties at law or in equity or otherwise.

        2.4 Counterparts. Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

        2.5 Term. This Agreement shall terminate as follows with respect to any Joint Interest upon the first to occur of: (i) termination of the Operating Agreement covering such interest; (ii) the sale or transfer by each of the Companies and Smith to a third party not affiliated with either the Companies or Smith of all of their respective interests therein in a single transaction or series of related transactions; or (iii) December 31, 2007.

        2.6 Notices. All notices, requests, consents, demand and other communications required or permitted under this Agreement shall be in writing an shall be deemed sufficiently given or furnished when delivered by personal delivery, by telecopy, by delivery service with proof of delivery, or three (3) days after being deposited in the U.S. mail as registered or certified United States mail, postage prepaid, at the addresses set forth on the signature pages hereto (unless changed by similar notice in writing given by the particular person whose address is to be changed).

        2.7 Original Agreement; Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, superseding all prior negotiations, preliminary agreements, correspondence or understandings, written or oral between the parties with respect to the subject matter hereof. Except as expressly provided herein, there are no representations or warranties of any party hereto.

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                    INLAND RESOURCES INC.,
                                    a Washington corporation

                                    By:
                                       ------------------------------------
                                       Marc MacAluso
                                       Chief Executive Officer

                                    410 17th Street, Suite 700
                                    Denver, Colorado 80202
                                    Attention:  Marc MacAluso
                                    Fax:  (303) 893-0103


                                    INLAND PRODUCTION COMPANY,
                                    a Texas corporation

                                    By:
                                       ------------------------------------
                                       Marc MacAluso
                                       Chief Executive Officer

                                    410 17th Street, Suite 700
                                    Denver, Colorado 80202
                                    Attention:  Marc MacAluso
                                    Telephone:  (303)893-0102
                                    Fax:  (303) 893-0103

                       SMITH ENERGY PARTNERSHIP,
                       a New York partnership

                       By: SOLVation Inc., a Delaware corporation, a General Partner

                            By:
                                 -----------------------------------------
                                 Thomas X. Fritsch
                                 Vice President

                       Address for Notices:

                       Smith Energy Partnership
                       c/o Smith Management LLC
                       885 Third Avenue, 34th Floor
                       New York, NY  10022
                       Attention:  General Counsel
                       Fax:  (212) 702-0145

                                                                       EXHIBIT G

                              TERMINATION AGREEMENT

               This TERMINATION AGREEMENT (this "Agreement") is dated as of _________ __, 2003 (but is effective as of the Effective Time, as defined in Section 8 hereof) by and among Inland Resources Inc., a Washington corporation ("Inland"), Inland Holdings, LLC, a California limited liability company ("TCW") and Hampton Investments LLC, a Delaware limited liability company ("Smith").

               WHEREAS, Inland, TCW and Smith are parties to that certain Amended and Restated Shareholders Agreement, dated as of August 2, 2001 (the "Shareholders Agreement");

               WHEREAS, Inland, Inland Production Company, TCW and SOLVation Inc. hereto are entering into that certain Exchange and Stock Issuance Agreement (the "Exchange Agreement") dated as of _________ __, 2003; and

               WHEREAS, it is a condition to the obligations of each of TCW and SOLVation Inc. (an affiliate of Smith) under the Exchange Agreement that each of Inland, TCW and Smith executes this Agreement to terminate the Shareholders Agreement, including any documentation related thereto.

               NOW, THEREFORE, in consideration of certain of their respective obligations under the Exchange Agreement, Inland, TCW and Smith hereby agree that:

               Section 1. TERMINATION. Inland, TCW and Smith hereby terminate the Shareholders Agreement, and none of Inland, TCW or Smith shall have any further rights or obligations to any other party with respect to the Shareholders Agreement. The Shareholders Agreement shall be null and void as of the Effective Time.

                Section 2. REPRESENTATIONS. Each of Inland, TCW and Smith represents and warrants that (a) it has all authority, consents and approvals necessary to enter into this Agreement and to perform fully its obligations hereunder and (b) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

               Section 3. FURTHER ASSURANCES. Each of Inland, TCW and Smith shall perform such acts and duly authorize, execute, acknowledge, deliver, file and record such additional releases, agreements, documents, instruments and certificates as may be reasonably necessary or appropriate to carry out the purposes of this Agreement.

               Section 4. SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto whether so expressed or not.

               Section 5. COUNTERPARTS. Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

               Section 6. SEVERABILITY. In the event that any one or more of the provisions, or portion thereof, contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision, or portion thereof, in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

               Section 7. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the law of the State of Washington.

               Section 8. SIMULTANEOUS EFFECTIVENESS. For purposes of this Agreement, the "Effective Time" is the time of the Closing, as defined in the Exchange Agreement.

               Section 9. DEFINITIONS. Capitalized terms not otherwise defined herein have the respective meanings set forth in the Exchange Agreement.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

               IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                        INLAND RESOURCES INC.,
                                        a Washington corporation


                                        By:
                                            ----------------------------
                                            Marc MacAluso
                                            Chief Executive Officer

                                        410 17th Street, Suite 700
                                        Denver, Colorado 80202
                                        Attention: Marc MacAluso
                                        Telephone:  (303) 893-0102
                                        Facsimile:  (303) 893-0103


                                        With a copy to:

                                        Andrews & Kurth L.L.P.
                                        1717 Main Street, Suite 3700
                                        Dallas, Texas  75201
                                        Attention:  Ronald L. Brown, Esq.
                                        Telephone:  (214) 659-4469
                                        Facsimile:  (214) 659-4819

                                 INLAND HOLDINGS LLC, a California limited liability company

                                 By: TRUST COMPANY OF THE WEST, a California
                                 trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member


                                 By:
                                      --------------------------------------
                                      Arthur R. Carlson
                                      Managing Director


                                 By:
                                      --------------------------------------
                                      Thomas F. Mehlberg
                                      Managing Director

                                 By:  TCW HOLDINGS NO. 1555 DR V SUB-CUSTODY
                                 PARTNERSHIP, L.P., a California limited
                                 partnership, Member

                                 By:  TCW ROYALTY COMPANY, a California
                                      corporation, Managing General Partner


                                      By:
                                         -----------------------------------
                                           Thomas F. Mehlberg
                                           Vice President

                                 Address for Notices:

                                 865 South Figueroa Street
                                 Los Angeles, California 90017
                                 Attention:  Arthur R. Carlson
                                 Attention:  Thomas F. Mehlberg
                                 Telephone:  (213) 244-0053
                                 Facsimile:  (213) 244-0604

                                 With a copy to:

                                 Milbank, Tweed, Hadley & McCloy LLP
                                 601 S. Figueroa Street, 30th Floor
                                 Los Angeles, California  90017
                                 Attention:  David A. Lamb, Esq.
                                 Telephone:  (213) 892-4000
                                 Facsimile:   (213) 629-5063

                                 HAMPTON INVESTMENTS, LLC,
                                 a Delaware limited liability company


                                 By:
                                       ----------------------------------
                                       Name:
                                       Title:



                                 Address for Notices:

                                 Hampton Investments LLC
                                 c/o Smith Management LLC
                                 885 3rd Avenue, 34th Floor
                                 New York, New York  10022
                                 Attention:  General Counsel
                                 Telephone:  (212) 888-5500
                                 Facsimile:  (212) 702-0145


                                 With a copy to:

                                 Akin Gump Strauss Hauer & Feld LLP
                                 711 Louisiana, Suite 1900
                                 Houston, Texas  77002
                                 Attention:  Jim L. Rice III
                                 Telephone:  (713) 220-8116
                                 Facsimile:  (713) 236-0822

                                                                       EXHIBIT H



                     [Form of Opinion of Counsel to Inland]


        1. Inland is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington and has full corporate power and authority to conduct its business as and to the extent now conducted. IPC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas and has full corporate power and authority to conduct its business as and to the extent now conducted.

        2. The authorized capital stock of Inland consists of _____________ shares of Common Stock and ___________ shares of Preferred Stock, ______________ of which are issued and outstanding. The Stock (as defined in the Exchange Agreement) is duly authorized, validly issued, outstanding, fully paid and nonassessable. The authorized capital stock of IPC consists of _____________ shares of Common Stock, of which ________________ are outstanding, and owned of record by Inland. IPC is duly qualified, licensed or admitted to do business and is in good standing in Utah.

        3. Each of the Exchange Agreement and the Transaction Documents to which the Companies are party has been duly and validly executed and delivered by each of Inland and IPC, as the case may be, and constitutes legal, valid and binding obligations of the Companies, enforceable against the Companies in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally.

        4. The execution, delivery and performance by the Companies of the Exchange Agreement and the Transaction Documents and the consummation of the transactions contemplated thereby, including without limitation the Merger, as such term is defined in the Investors' Agreement (collectively, the "Transactions") did not and will not (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of the Companies, (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation, or of any other Law or Order applicable to the Companies or any of their respective assets and properties or (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Companies to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under or (vi) result in the creation or imposition of any Lien upon the Companies or any of their respective assets and properties under any contract or agreement to which any of the Companies is a party, or by which any of their respective assets and properties is bound, which contract or agreement is required to be filed as an exhibit to any public filing made by Inland under the Securities and Exchange Act of 1934, as amended, within the five years preceding the date hereof.

        5. Other than the filing of the Schedule 13E-3 with the Commission, no consent, approval or action of, filing with or notice to any Governmental Person on the part of the Companies is required in connection with the execution, delivery and performance of the Exchange Agreement or any of the Transaction Documents to which it is a party or the consummation of the Transactions.

        6. To our knowledge, except as disclosed in Schedule 3.5, there are no actions or proceedings pending or threatened against, relating to or affecting the Companies or any of their respective assets and properties which
(a) could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions, or (b) if determined adversely to the Companies could reasonably be expected, individually or in the aggregate with other such actions or proceedings, to have a material adverse effect on the business or condition of the Company.

                                                                     EXHIBIT I-1

                     AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


        This AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this "Amendment") is dated as of ___________, 2003, by and between INLAND RESOURCES INC., a Delaware corporation (the "Company"), and Marc MacAluso ("Executive").

                                    RECITALS

        A. Inland Resources, Inc., a Washington corporation ("Inland") (the predecessor to the Company) and Executive are parties to that certain Employment Agreement effective as of February 1, 2001 (the "Employment Agreement").

        B. Inland has entered into a series of transactions that has resulted in the merger of Inland with and into the Company.

        C. The Company desires to enter into this Amendment and to continue to employ the Executive and wishes to be assured of his services on the terms and conditions set forth in the Employment Agreement and as set forth herein.

        D. The Executive desires to enter into this Amendment and to continue to be employed by the Company and to perform and serve the Company on the terms and conditions set forth in the Employment Agreement and as set forth herein.

                                    AGREEMENT

        NOW, THEREFORE, in consideration of the premises and the mutual covenants, terms and conditions set forth herein, the parties hereto agree as follows:

1.      AMENDMENT OF EMPLOYMENT AGREEMENT

        1.1 BONUS. The Company and Executive hereby agree that Section 3(b) of the Employment Agreement is hereby amended by deleting such section in its entirety and replacing such section with the following:

                "(b)    Bonus. In addition to the Base Salary, Employee shall be
eligible to receive a bonus of up to $50,000 for the 2003 calendar year contingent upon the Employer reaching or exceeding each of the annual performance targets set by the Board of Directors of Employer. Employer shall set the performance targets for each year of the term of this Agreement at the same time that the Board of Directors approves the budget for the year. The performance targets for 2003 are set forth on Exhibit A."

        1.2 EXHIBIT A. The Company and Executive hereby agree that Exhibit A of the Employment Agreement is hereby amended by deleting such exhibit in its entirety and replacing such Exhibit A with Exhibit A attached hereto.

        1.3 OPTIONS. The Company and Executive hereby agree that Section 4 of the Employment Agreement is hereby amended by deleting such section in its entirety and replacing such section with the following:

                "4.     OPTIONS. Pursuant to a Non-Qualified Stock Option
Agreement substantially in the form of Exhibit B attached hereto, Employer agrees to grant to Employee stock options to purchase 430 shares of the common stock of Inland Resources, Inc., a Delaware corporation ("IRI") (which shall constitute 4% of the common stock of IRI on a fully diluted basis), immediately after the merger of Employer into IRI."

2.      ACKNOWLEDGMENT

        2.1 ACKNOWLEDGMENT BY EXECUTIVE. The Executive hereby acknowledges that (i) performance targets for the time period from February 1, 2002 through February 2, 2003 ("Year 2") were not set by the Board of Directors, (ii) as of the date hereof, no bonuses are due and unpaid (the Executive hereby waives bonus eligibility for Year 2) and (iii) the stock options to purchase common stock of Inland previously granted to the Executive will be cancelled upon consummation of the merger of Inland with and into the Company.

3.      GENERAL PROVISIONS

        3.1 ENTIRE AGREEMENT. This Amendment, together with the Employment Agreement, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

        3.2 GOVERNING LAW. This Amendment and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state.

        3.3 EMPLOYMENT AGREEMENT; INCORPORATION BY REFERENCE. Except as expressly set forth in this Amendment, the Employment Agreement shall remain in full force and effect, and the General Provisions contained in Section 12 of the Employment Agreement shall apply to this Amendment as if such provisions were set forth herein.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

                                            INLAND RESOURCES INC.,
                                            a Delaware corporation


                                            By:
                                                 --------------------------
                                                 Name:
                                                 Title:

                                            EXECUTIVE


                                            -------------------------------
                                            Name:

                                    EXHIBIT A


                            2003 PERFORMANCE TARGETS



Successful completion of each of the following targets in the 2003 calendar year will result in the payment of a $10,000 bonus for each target achieved by Inland Resources Inc. on or before February 28, 2004.


1.      Raise $15 million in new capital

2.      Produce and sell 1.7 million barrels of oil equivalent

3.      Exceed $23 million of EBITDA

4.      Drill and complete 40 wells

5.      Not to exceed $11.5 million of Total Operating Expenses

Items 2-5 above to be calculated similar to the attached Schedule I.

                                                                     EXHIBIT I-2

                     AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


         This AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this "Amendment") is dated as of ___________, 2003, by and between INLAND RESOURCES INC., a Delaware corporation (the "Company"), and Bill I. Pennington ("Executive").

                                    RECITALS

         A. Inland Resources, Inc., a Washington corporation ("Inland") (the predecessor to the Company) and Executive are parties to that certain Employment Agreement effective as of February 1, 2001 (the "Employment Agreement").

         B. Inland has entered into a series of transactions that has resulted in the merger of Inland with and into the Company.

         C. The Company desires to enter into this Amendment and to continue to employ the Executive and wishes to be assured of his services on the terms and conditions set forth in the Employment Agreement and as set forth herein.

         D. The Executive desires to enter into this Amendment and to continue to be employed by the Company and to perform and serve the Company on the terms and conditions set forth in the Employment Agreement and as set forth herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the premises and the mutual covenants, terms and conditions set forth herein, the parties hereto agree as follows:

1.       AMENDMENT OF EMPLOYMENT AGREEMENT

         1.1 BONUS. The Company and Executive hereby agree that Section 3(b) of the Employment Agreement is hereby amended by deleting such section in its entirety and replacing such section with the following:

                  "(b)     Bonus. In addition to the Base Salary, Employee shall
be eligible to receive a bonus of up to $50,000 for the 2003 calendar year contingent upon the Employer reaching or exceeding each of the annual performance targets set by the Board of Directors of Employer. Employer shall set the performance targets for each year of the term of this Agreement at the same time that the Board of Directors approves the budget for the year. The performance targets for 2003 are set forth on Exhibit A."

         1.2 EXHIBIT A. The Company and Executive hereby agree that Exhibit A of the Employment Agreement is hereby amended by deleting such exhibit in its entirety and replacing such Exhibit A with Exhibit A attached hereto.

         1.3 OPTIONS. The Company and Executive hereby agree that Section 4 of the Employment Agreement is hereby amended by deleting such section in its entirety and replacing such section with the following:

                  "4.      OPTIONS. Pursuant to a Non-Qualified Stock Option
Agreement substantially in the form of Exhibit B attached hereto, Employer agrees to grant to Employee stock options to purchase 323 shares of the common stock of Inland Resources, Inc., a Delaware corporation ("IRI") (which shall constitute 3% of the common stock of IRI on a fully diluted basis), immediately after the merger of Employer into IRI."

2.       ACKNOWLEDGMENT

         2.1 ACKNOWLEDGMENT BY EXECUTIVE. The Executive hereby acknowledges that (i) performance targets for the time period from February 1, 2002 through February 2, 2003 ("Year 2") were not set by the Board of Directors, (ii) as of the date hereof, no bonuses are due and unpaid (the Executive hereby waives bonus eligibility for Year 2) and (iii) the stock options to purchase common stock of Inland previously granted to the Executive will be cancelled upon consummation of the merger of Inland with and into the Company.

3.       GENERAL PROVISIONS

         3.1 ENTIRE AGREEMENT. This Amendment, together with the Employment Agreement, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

         3.2 GOVERNING LAW. This Amendment and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state.

         3.3 EMPLOYMENT AGREEMENT; INCORPORATION BY REFERENCE. Except as expressly set forth in this Amendment, the Employment Agreement shall remain in full force and effect, and the General Provisions contained in Section 12 of the Employment Agreement shall apply to this Amendment as if such provisions were set forth herein.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

                                             INLAND RESOURCES INC.,
                                             a Delaware corporation


                                             By:
                                                  --------------------------
                                                  Name:
                                                  Title:

                                             EXECUTIVE


                                             -------------------------------
                                             Name:

                                    EXHIBIT A


                            2003 PERFORMANCE TARGETS



Successful completion of each of the following targets in the 2003 calendar year will result in the payment of a $10,000 bonus for each target achieved by Inland Resources Inc. on or before February 28, 2004.


1.       Raise $15 million in new capital

2.       Produce and sell 1.7 million barrels of oil equivalent

3.       Exceed $23 million of EBITDA

4.       Drill and complete 40 wells

5.       Not to exceed $11.5 million of Total Operating Expenses

Items 2-5 above to be calculated similar to the attached Schedule I.

                                                                       EXHIBIT J

                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                              INLAND RESOURCES INC.

         Pursuant to RCW 23B.10.060 and RCW 23B.06.020 of the Washington Business Corporation Act, the undersigned corporation (the "Corporation") hereby submits the following amendment(s) to the corporation's Articles of Incorporation.

         1.       The name of the Corporation is Inland Resources Inc.

         2. The date of filing the original Articles of Incorporation with the Secretary of State of Washington is August 12, 1985.

         3. The Articles of Incorporation of the Corporation are amended by deleting paragraphs 2, 3 and 4 of Article IV and replacing same with the following:

         "2. 1,100,000 shares of Class A preferred stock, par value $.001 per share, shall be designated Series F Preferred Stock (the "Series F Preferred Stock"). The Series F Preferred Stock shall have the following voting powers, preferences and relative participating, optional and other special rights, qualifications, limitations and restrictions:

                  (i) RANKING. The Series F Preferred Stock shall rank senior to all other capital stock of the Corporation. No capital stock ranking pari passu to the Series F Preferred Stock shall be issued without the written consent of holders of a majority of the Series F Preferred Stock.

                  (ii)     LIQUIDATION RIGHTS.

                           (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of each share of Series F Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, whether such assets are capital, surplus or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of the Common Stock, an amount in cash equal to $100 for each share of such Series F Preferred Stock, as adjusted for any stock dividends, combinations or splits with respect to such share (the "Liquidation Preference").

                           (b) After the payment or distribution to the holders of the Series F Preferred Stock of their full preferential amounts, the holders of

                                    Common Stock then outstanding shall be
                                    entitled to receive all the remaining assets of the Corporation.

                           (c) If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of Series F Preferred Stock pursuant to subparagraph (a) shall be insufficient to permit the payment to such shareholders of the full preferential amounts required by such subparagraph, then all of the assets of the Corporation to be distributed shall be distributed ratably to the holders of outstanding Series F Preferred Stock based on the number of shares held by each holder, and the holders of Common Stock shall receive no distribution upon such liquidation, dissolution or winding up of the Corporation.

                  (iii) NO REDEMPTION. The Series F Preferred Stock is not redeemable by the Corporation or by the Holders of the Series F Preferred Stock.

                  (iv) CONVERSION. Shares of Series F Preferred Stock shall be automatically converted into shares of Common Stock, on the terms and conditions set forth below:

                           (a) Automatic Conversion. At such time as the Articles of Incorporation of the Corporation are amended to increase the authorized shares of Common Stock to permit the conversion of all of the Series F Preferred Stock (the "Authorization Date"), each share of Series F Preferred Stock shall be automatically converted into the number of shares of Common Stock which result from dividing the Liquidation Preference by the Conversion Price per share (as defined herein) in effect at the time of such conversion. The initial Conversion Price per share shall be $1.00, and such initial Conversion Price shall be subject to adjustment from time to time as provided herein (the "Conversion Price"). Upon conversion of the Series F Preferred Stock, each holder thereof shall be entitled to receive that number of shares of Common Stock into which such holder's shares of Series F Preferred Stock has been converted.

                           (b) Effect on Conversion Price of Certain Events. For purposes of determining adjustments to the Conversion Price, the following will be applicable:

                                    (1)      Issuance of Rights or Options. If
                                             the Corporation in any manner
                                             grants any rights or options to
                                             subscribe for or to purchase Common
                                             Stock or any stock or other
                                             securities convertible into or
                                             exchangeable for Common Stock,
                                             other than shares of Common Stock
                                             issued or issuable to officers,
                                             directors or employees of, or
                                             consultants and advisors to, the
                                             Corporation pursuant to a stock
                                             grant, option plan or purchase plan
                                             or other stock incentive program or
                                             arrangement approved by the Board
                                             of Directors for employees,
                                             directors, consultants or advisors
                                             to the Corporation (such rights or
                                             options being herein called
                                             "Options" and such convertible or
                                             exchangeable stock or securities
                                             being herein called "Convertible
                                             Securities"), and the price per
                                             share for which Common Stock is
                                             issuable upon the exercise of such
                                             Options or upon conversion or
                                             exchange of such Convertible
                                             Securities is less than the Fair
                                             Market Value thereof in effect
                                             immediately prior to the time of
                                             the granting of such Options, then
                                             the total maximum number of shares
                                             of Common Stock issuable upon the
                                             exercise of such Options or upon
                                             conversion or exchange of the total
                                             maximum amount of such Convertible
                                             Securities issuable upon the
                                             exercise of such Options will be
                                             deemed to be outstanding and to
                                             have been issued and sold by the
                                             Corporation for such price per
                                             share. For purposes of this
                                             paragraph, the "price per share for
                                             which Common Stock is issuable"
                                             will be determined by dividing (y)
                                             the total amount, if any, received
                                             or receivable by the Corporation as
                                             consideration for the granting of
                                             such Options, plus the minimum
                                             aggregate amount of additional
                                             consideration payable to the
                                             Corporation upon exercise of all
                                             such Options, plus in the case of
                                             such Options which relate to
                                             Convertible Securities, the minimum
                                             aggregate amount of additional
                                             consideration, if any, payable to
                                             the Corporation upon the issuance
                                             or sale of such Convertible
                                             Securities and the conversion or
                                             exchange thereof, by (z) the total
                                             maximum number of shares of Common
                                             Stock issuable upon the exercise of
                                             such Options or upon the conversion
                                             or exchange of all such Convertible
                                             Securities issuable upon the
                                             exercise of such Options. No
                                             further adjustment of the
                                             Conversion Price will be made when
                                             Convertible Securities are actually
                                             issued upon the exercise of such
                                             Options or when Common Stock is
                                             actually issued upon the exercise
                                             of such Options or the conversion
                                             or exchange of such Convertible
                                             Securities.

                                    (2)      Issuance of Convertible Securities.
                                             If the Corporation in any manner
                                             issues or sells any Convertible
                                             Securities and the price per share
                                             for which Common Stock is issuable
                                             upon such conversion or exchange is
                                             less than the Fair Market Value
                                             thereof in effect immediately prior
                                             to the time of such issue or sale,
                                             then the maximum number of shares
                                             of Common Stock issuable upon
                                             conversion or
                                             exchange of such Convertible
                                             Securities will be deemed to be
                                             outstanding and to have been issued
                                             and sold by the Corporation for
                                             such price per share. For the
                                             purposes of this paragraph, the
                                             "price per share for which Common
                                             Stock is issuable" will be
                                             determined by dividing (y) the
                                             total amount received or receivable
                                             by the Corporation as consideration
                                             for the issue or sale of such
                                             Convertible Securities, plus the
                                             minimum aggregate amount of
                                             additional consideration, if any,
                                             payable to the Corporation upon the
                                             conversion or exchange thereof, by
                                             (z) the total maximum number of
                                             shares of Common Stock issuable
                                             upon the conversion or exchange of
                                             all such Convertible Securities. No
                                             further adjustment of the
                                             Conversion Price will be made when
                                             Common Stock is actually issued
                                             upon the conversion or exchange of
                                             such Convertible Securities, and if
                                             any such issue or sale of such
                                             Convertible Securities is made upon
                                             exercise of any Options for which
                                             adjustments of the Conversion Price
                                             had been or are to be made pursuant
                                             to other provisions of this
                                             paragraph (iv), no further
                                             adjustment of the Conversion Price
                                             will be made by reason of such
                                             issue or sale.

                                    (3)      Change in Number of Options, Option
                                             Price or Conversion Rate. If the
                                             number of Options available, the
                                             purchase price provided for in any
                                             Options, the additional
                                             consideration, if any, payable upon
                                             the conversion or exchange of any
                                             Convertible Securities, or the rate
                                             at which any Convertible Securities
                                             are convertible into or
                                             exchangeable for Common Stock shall
                                             change at any time (other than a
                                             change resulting from the
                                             antidilution provisions thereof),
                                             the Conversion Price in effect at
                                             the time of such change will be
                                             readjusted to the Conversion Price
                                             which would have been in effect at
                                             such time had such Options or
                                             Convertible Securities still
                                             outstanding provided for such
                                             changed number, purchase price,
                                             additional consideration or changed
                                             conversion rate, as the case may
                                             be, at the time initially granted,
                                             issued or sold.

                                    (4)      Treatment of Expired Options and
                                             Unexercised Convertible Securities.
                                             Upon the expiration of any Option
                                             or the termination of any Option or
                                             the termination of any right to
                                             convert or exchange any Convertible
                                             Security without the exercise of
                                             any such Option or right, the
                                             Conversion Price then in effect
                                             hereunder will be adjusted to the
                                             Conversion Price which would have
                                             been in effect at the time of such
                                             expiration or termination had such
                                             Option or Convertible

                                             Security, to the extent outstanding
                                             immediately prior to such
                                             expiration or termination, never
                                             been issued.

                           (c)      For the purposes of this paragraph (iv):

                                    (1)      Calculation of Consideration
                                             Received. If any Common Stock is
                                             issued or sold or deemed to have
                                             been issued or sold for cash, the
                                             consideration received therefor
                                             will be deemed to be the net amount
                                             received by the Corporation
                                             therefor. In case any Common Stock
                                             is issued or sold or deemed to have
                                             been issued or sold for a
                                             consideration other than cash, the
                                             amount of the consideration other
                                             than cash received by the
                                             Corporation will be the fair value
                                             of such consideration, except where
                                             such consideration consists of
                                             securities, in which case the
                                             amount of consideration received by
                                             the Corporation will be the Fair
                                             Market Value thereof. If any Common
                                             Stock is issued or deemed to be
                                             issued in connection with any
                                             merger in which the Corporation is
                                             the surviving corporation, the
                                             amount of consideration therefor
                                             will be deemed to be the fair value
                                             of such portion of the net assets
                                             and business of the nonsurviving
                                             corporation as is attributable to
                                             such Common Stock. The fair value
                                             of any consideration other than
                                             cash and securities will be
                                             determined jointly by the
                                             Corporation and the holders of a
                                             majority of the outstanding Series
                                             F Preferred Stock.

                                    (2)      Integrated Transactions. In case
                                             any Option or Convertible Security
                                             is issued in connection with the
                                             issue or sale of other securities
                                             of the Corporation, together
                                             comprising one integrated
                                             transaction in which no specific
                                             consideration is allocated to such
                                             Option or Convertible Security by
                                             the parties thereto, the Option or
                                             Convertible Security will be deemed
                                             to have been issued without
                                             consideration.

                           (d) Certain Definitions. For purposes of this paragraph (iv), "Common Stock Deemed Outstanding" shall mean the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock issuable upon the exercise, exchange, or conversion of all outstanding securities exercisable or exchangeable for, or convertible into, shares of Common Stock but excluding issued and outstanding options to purchase Common Stock with an exercise price per share in excess of the Fair Market Value thereof (as adjusted for stock splits, consolidations and the like). For purposes of this paragraph (iv), "Fair Market Value" means, with respect to any shares of stock or other securities, (1) if such stock or securities are listed or admitted to trading on a national securities exchange or on NASDAQ, the arithmetic average per share of the closing bid prices for such security on each of the ten (10) consecutive trading days immediately preceding such date of determination (all such determinations to be appropriately adjusted for any stock dividend, stock split or similar transaction during the pricing period) and (2) if such stock or security is not so listed or admitted to unlisted trading privileges, the current fair market value of such stock or security as determined jointly by the Corporation and the holders of a majority of the outstanding Series F Preferred Stock; provided that in the case of clause (1), if the issuance of such stock or securities is publicly announced prior to the date of issuance, but not more than 30 days prior to such issuance, the date of determination shall be the date of such announcement.

                           (e) Certain Events. If any event occurs of the type contemplated by the provisions of this paragraph (iv) but not expressly provided for by such provisions, then the Corporation's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series F Preferred Stock; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this paragraph (iv) or decrease the number of shares of Common Stock issuable upon conversion of each share of Series F Preferred Stock.

                           (f) Mechanics of Conversion. Promptly following the Authorization Date, the Corporation shall mail to record holders of the Series F Preferred Stock at the address for such holders on the books of the Corporation, notice of conversion of the Series F Preferred Stock. After notification of conversion by the Corporation, a holder of Series F Preferred Stock shall surrender all such holder's certificates therefor, duly endorsed, at the office of the Corporation or at the offices of any transfer agent for the Series F Preferred Stock or Common Stock (or at such other place designated by the Corporation in the notice of conversion). Upon receipt by the Corporation of a holder's Series F Preferred Stock, the Corporation shall promptly issue and deliver to such holder of Series F Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the Authorization Date, and the person or persons whom the Corporation's records indicate are entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the day immediately following such date. The certificate or certificates representing the shares of Common Stock issued upon such conversion shall contain the same restrictive legends, if any, included on the certificate or certificates of Series F Preferred Stock surrendered, unless the shares of Common Stock issuable upon such conversion have been registered under the Securities Act of 1933, as amended, and qualified or registered under applicable state securities laws.

                           (g) Adjustment for Stock Splits, Distributions or Subdivisions. If the Corporation shall at any time or from time to time after the first issuance of the Series F Preferred Stock (the "Issuance Date") issue additional shares of Common Stock to holders of Common Stock pursuant to a share dividend, share distribution, subdivision, share split or reclassification, then concurrently with the effectiveness of such event, the Conversion Price in effect immediately prior to such event shall be proportionately decreased and the number of shares issuable on conversion of a share of Series F Preferred Stock (the "Series F Conversion Shares") immediately prior to such event shall be proportionately increased.

                           (h)      Adjustments for Combinations or
                                    Consolidations. If the Corporation shall at any time or from time to time after the Issuance Date, combine or consolidate, by reclassification, reverse split or otherwise, into a lesser number of shares of Common Stock, then concurrently with the effectiveness of such event, the Conversion Price in effect immediately prior to such event shall be proportionately increased and the number of Conversion Shares issuable upon conversion of the Series F Preferred Stock immediately prior to such event shall be proportionately decreased.

                           (i) Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this paragraph
                                    (iv)) or a merger or consolidation of the Corporation with or into another corporation, or the transfer of all or substantially all of the Corporation's properties and assets to any other person, or a compulsory share exchange, then, as a part of such reorganization, merger, consolidation, sale or share exchange, provision shall be made so that the holders of a share of Series F Preferred Stock shall thereafter be entitled to receive, upon conversion of Series F Preferred Stock, the number of shares of stock or other securities or property receivable upon such reorganization, merger, consolidation, sale or share exchange by holders of the number of shares of Common Stock into which such share of Series F Preferred Stock might have been converted immediately prior to such reorganization, merger, consolidation, sale or share exchange.

                           (j) Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price or the number of shares of Common Stock or other securities issuable upon conversion of Series F Preferred Stock, the Corporation, at its expense, shall cause independent public accountants of recognized standing selected by the Corporation (who may be the independent public accountants then auditing the books of the Corporation) or the chief financial officer of the Corporation, at the Board's option, to compute such adjustment or readjustment in accordance with the Corporation's Articles of Incorporation and prepare a certificate showing such adjustment or readjustments to be mailed, by first class mail, postage prepaid, to each registered holder of Series F Preferred Stock at the holder's address as shown in the Corporation's books. The certificates shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

                           (k) Notices of Record Date. In the event (1) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (2) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation or any compulsory share exchange or any transfer of all or substantially all of the assets of the Corporation to, or any merger or consolidation with, any other any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series F Preferred stock at least thirty
                                    (30) days prior to the record date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification or recapitalization, compulsory share exchange, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and a description of such transaction, and (C) the time, if any, when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification or recapitalization, compulsory share exchange, transfer, consolidation, merger, dissolution, liquidation or winding up.

                           (l) No Fractional Shares. No fractional shares of Common Stock shall be issued upon the happening of any event as set forth in this paragraph (iv). In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to (1) the product of such fraction multiplied by the fair market value of one share of the Corporation's Common Stock on the date of conversion, as determined by the closing price (or "last trade" price, if applicable) on the day prior to the date of conversion, if such shares are listed and trading primarily on one or more national securities exchange or (2) the product of such fraction multiplied by a value of one share of the Corporation's Common Stock on the date of conversion, as determined by the Board in good faith using methods it considers appropriate.

                           (m)      Stock Issuable Upon Conversion. The
                                    Corporation shall take all such reasonable corporate action as may be necessary to increase the number of authorized but unissued shares of Common Stock, solely for the purpose of effecting the automatic conversion of shares of Series F Preferred Stock provided for in this paragraph (iv), to such number of shares of Common Stock as shall be sufficient to effect the conversion of all outstanding shares of Series F Preferred Stock.

                           (n) Notices Deemed Given. Any notice required by the provisions of this paragraph (iv) to be given to the holders of shares of Series F Preferred Stock shall be deemed given five
                                    (5) business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

                  (v) VOTING RIGHTS. Each holder of a share of Series F Preferred Stock shall be entitled to vote with the Common Stock on a share-for-share basis on all matters submitted to the shareholders of the Corporation for approval. Holders of the Series F Preferred Stock shall be entitled to such number of votes with respect to their Series F Preferred Stock as shall equal the total number of shares of Common Stock into which their shares of Series F Preferred Stock are then convertible (regardless of whether the holder thereof is then permitted to effect such conversion), rounded up to the nearest whole share. Except as otherwise expressly provided herein or as mandated by law, the holders of shares of Common Stock and the Series F Preferred Stock shall vote together and not as separate voting groups. In the event voting as a separate voting group by the holders of Series F Preferred Stock is expressly required by Washington law, any vote by the holders of Series F Preferred Stock as a separate voting group shall be effective if approved by a majority of the outstanding shares of Series F Preferred Stock.

                  (vi)     CERTAIN RESTRICTIONS.

                           (a) So long as any shares of Series F Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series F Preferred Stock:

                                    (1)      create (by reclassification or
                                             otherwise) any new class or series
                                             of preferred stock or effect any
                                             issuance of additional Series F
                                             Preferred Stock;

                                    (2)      take or approve any action that
                                             results in any merger,
                                             reorganization, sale of control, or
                                             any other transaction in which all
                                             or substantially all of the assets
                                             of the Corporation are sold,
                                             transferred or otherwise disposed
                                             of, or a substantial portion of the
                                             assets are licensed;

                                    (3)      authorize, issue or obligate itself
                                             to issue shares of any equity
                                             security, including securities
                                             exercisable into equity securities,
                                             which rank senior to or on a parity
                                             with the Series F Preferred Stock
                                             with respect to rights to receive
                                             distributions upon liquidation,
                                             with respect to dividends or with
                                             respect to redemption or in any
                                             other manner;

                                    (4)      increase or decrease the number of
                                             authorized shares of Common Stock
                                             or the Series F Preferred Stock;


                                    (5)      redeem, purchase, or otherwise
                                             acquire (or pay into or set aside
                                             for a sinking fund for such
                                             purpose) any of the Common Stock;
                                             provided, however, that this
                                             restriction shall not apply to the
                                             repurchase of shares of Common
                                             Stock from employees, officers,
                                             directors, consultants or other
                                             persons performing services for the
                                             Corporation or any subsidiary
                                             pursuant to agreements under which
                                             the Corporation has the option to
                                             repurchase such shares at cost or
                                             at cost plus interest upon the
                                             occurrence of certain events, such
                                             as the termination of employment;

                                    (6)      amend, alter, waive or repeal any
                                             provision of the Articles of
                                             Incorporation, by-laws, or the
                                             resolution providing for the
                                             issuance of the Series F Preferred
                                             Stock, or pass any shareholder
                                             resolutions, including such action
                                             effected by merger or similar
                                             transaction in which the
                                             Corporation is the surviving
                                             corporation, or approve or take any
                                             other action that would change any
                                             of the rights, preferences or
                                             privileges provided for herein for
                                             the benefit of any shares of the
                                             Series F Preferred Stock;

                                    (7)      issue any new indebtedness, other
                                             than pursuant to the Corporation's
                                             modified credit facility in effect
                                             at the date of filing of these
                                             Articles of Amendment; or

                                    (8)      increase the maximum number of
                                             board members beyond six members.

                           (b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph
                                    (a) of this section, purchase or otherwise acquire such shares at such time and in such manner.

                  (vii) NO REISSUANCE OF SERIES F PREFERRED STOCK. No share or shares of Series F Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares of Series F Preferred Stock which the Corporation shall be authorized to issue and all such shares shall be returned to authorized but unissued shares of Class A preferred stock, par value $.001 per share, of the Corporation and may be issued or further designated, as determined by the Board in accordance with the Articles of Incorporation and applicable law.

                  (viii) COMMON STOCK. The term "Common Stock", as used herein, means the Corporation's Common Stock, par value $.00l per share.

                  (ix) AMENDMENTS. There shall be no amendment, modification or waiver of the terms of this paragraph 2 of Article IV without the prior written consent of holders of at least a majority of the Series F Preferred Stock, outstanding at such time."

         4.       The date of adoption of this amendment was _______ __, 2003.

         5. The amendment was duly adopted by the board of directors in accordance with the provisions of RCW 23B.06.020 and RCW 23B.10.020.

         6.       These Articles of Amendment will be effective upon filing.

         DATED:   ___________ __, 2003



                                            INLAND RESOURCES INC.

                                            By:
                                                --------------------------------
                                                Marc MacAluso
                                                Chief Executive Officer

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.1
                                  SUBSIDIARIES

a. On April 28, 1993, the name of Inland Gold and Silver Corp.(a Washington corporation) was changed to Inland Resources Inc. For the past five years, Inland Resources Inc.'s places of business have been:

                  1998 until Present
                  410 Seventeenth Street, Suite 700
                  Denver, CO  80202

                  June 1993 until 1998
                  475 Seventeenth Street, Suite 1500
                  Denver, CO  80202

                  Prior to June 1993
                  East 5503 Broadway
                  Spokane, WA  99212

b. On July 1, 1995, the name of Lomax Exploration Company (a Texas corporation) was changed to Inland Production Company. For the past five years, Inland Production Company's places of business have been:

                  October 1998 until Present
                  10530 South County Road #33     Also  410 Seventeenth Street
                  Duchesne County, UT  84052            Suite 700
                                                        Denver, CO  80202

                  October 1994 until 1998
                  P.O. Box 1446
                  West Pole Road
                  Roosevelt, UT  80466

                  June 1993 through September 1994
                  77 West, 200 South, Suite 402
                  Salt Lake City, UT 84101

                  Prior to June 1993
                  13405 Northwest Freeway, Suite 314
                  Houston, TX  77040

c. On January 6, 2003, Eagle Drilling Services Inc. (a Utah corporation) was formed as a wholly owned subsidiary of Inland Resources Inc. Eagle Drilling Services Inc place of business is 410 Seventeenth Street, Suite 700, Denver CO 80202.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.1
                            SUBSIDIARIES (CONTINUED)

Subsidiaries

a. Inland Production Company - 100% owned by Inland Resources Inc. The 174,889 shares of Inland Production Company's common stock are pledged to the senior banks.

b. Eagle Drilling Services Inc. - 100% owned by Inland Resources Inc. The 10,000 shares of Eagle Drilling Services Inc.'s common stock are pledged to the senior banks.

Partnership Interests

a.       Inland Production Company is a General Partner in the following Limited
         Partnerships:

                  LOEX Properties 1983, LTD; a Texas limited partnership; Inland Production Company has a 3.5% interest in the partnership. The partnership's principal place of business is 410 Seventeenth Street, Suite 700, Denver, CO, 80202.

                  LOEX Properties 1984, LTD; a Texas limited partnership; Inland Production Company has a 0.62% interest in the partnership. The partnership's principal place of business is 410 Seventeenth Street, Suite 700, Denver, CO, 80202.

b. Inland Production Company is a Managing Partner in the following General Partnerships:

                  West Monument Butte Pipeline Company; a Texas general partnership; Inland Production Company has an 83.9% interest in the partnership. The partnership's principal place of business is 410 Seventeenth Street, Suite 700, Denver, CO, 80202.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.2
                             CONVERTIBLE SECURITIES

1997 PLAN:
                                     Option         Expiration     Exercise          Option Shares
      Individual                   Grant Date          Date          Price             12/31/02
      ----------                   ----------       ----------     --------          -------------
Paul C. Schorr IV                    4/30/97         4/30/07        $90.00                   600
Paul C. Schorr IV                    6/30/98         6/30/08        $84.40                   600
                                                                                      ----------
                         Total                                                             1,200
                                                                                      ----------

Gregory S. Anderson                  6/30/98         6/30/08        $84.40                   600
                                                                                      ----------

Richard F. Conway                    4/30/97         4/30/07        $90.00                   600
                                                                                      ----------

Mike Guinn                          12/12/97        12/12/07       $110.00                   800
Mike Guinn                          10/14/99        10/14/09        $10.00                 3,000
                                                                                      ----------
                         Total                                                             3,800
                                                                                      ----------

GRAND TOTAL 1997 OPTIONS                                                                   6,200
                                                                                      ==========

1988 PLAN:
                                  Option        Expiration     Exercise          Option Shares
      Individual                 Grant Date        Date          Price              12/31/02
      ----------                 ----------     ----------     --------          -------------

James F. Etter                      2/23/93       2/23/03      $43.7500                  20
James F. Etter                      4/28/93       4/28/03      $34.0000                  20
James F. Etter                       6/4/93        6/4/03      $41.0000                  20
James F. Etter                       8/6/93        8/6/03      $43.7500                  20
James F. Etter                     10/28/93      10/28/03      $40.6300                  20
James F. Etter                      1/20/94       1/20/04      $43.7500                  20
James F. Etter                       4/8/94        4/8/04      $34.0000                  20
James F. Etter                      4/27/94       4/27/04      $37.5000                  20
James F. Etter                      8/10/94       8/10/04      $37.5000                  20
James F. Etter                      5/26/95       5/26/05      $34.0000                 100
James F. Etter                      5/22/96       5/22/06      $50.0000                 100
                                                                                 ----------
                         Total                                                          380
                                                                                 ----------

Robert W. O'Brien                   2/23/93       2/23/03      $43.7500                  20
Robert W. O'Brien                   4/28/93       4/28/03      $34.0000                  20
Robert W. O'Brien                    6/4/93        6/4/03      $41.0000                  20
Robert W. O'Brien                    8/6/93        8/6/03      $43.7500                  20
Robert W. O'Brien                  10/28/93      10/28/03      $40.6300                  20
Robert W. O'Brien                   1/20/94       1/20/04      $43.7500                  20
Robert W. O'Brien                    4/8/94        4/8/04      $34.0000                  20
Robert W. O'Brien                   4/27/94       4/27/04      $37.5000                  20
Robert W. O'Brien                   8/10/94       8/10/04      $37.5000                  20
                                                                                 ----------
                         Total                                                          180
                                                                                 ----------

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.2
                       CONVERTIBLE SECURITIES (CONTINUED)

1988 PLAN, CONTINUED:

                                          Option        Expiration     Exercise          Option Shares
   Individual                           Grant Date         Date          Price             12/31/02
   ----------                           ----------      ----------     --------          -------------
Robert M. Carroll                           2/23/93       2/23/03      $43.7500                 20
Robert M. Carroll                           4/28/93       4/28/03      $34.0000                 20
Robert M. Carroll                            8/6/93        8/6/03      $43.7500                 20
Robert M. Carroll                          10/28/93      10/28/03      $40.6300                 20
Robert M. Carroll                           1/20/94       1/20/04      $43.7500                 20
Robert M. Carroll                            4/8/94        4/8/04      $34.0000                 20
Robert M. Carroll                           4/27/94       4/27/04      $37.5000                 20
Robert M. Carroll                           8/10/94       8/10/04      $37.5000                 20
                                                                                          ---------
                             Total                                                             160
                                                                                          ---------

John A. Pring Jr.                           2/23/93       2/23/03      $43.7500                 20
John A. Pring Jr.                           4/28/93       4/28/03      $34.0000                 20
John A. Pring Jr.                            6/4/93        6/4/03      $41.0000                 20
John A. Pring Jr.                            8/6/93        8/6/03      $43.7500                 20
John A. Pring Jr.                          10/28/93      10/28/03      $40.6300                 20
John A. Pring Jr.                           1/20/94       1/20/04      $43.7500                 20
John A. Pring Jr.                            4/8/94        4/8/04      $34.0000                 20
John A. Pring Jr.                           4/27/94       4/27/04      $37.5000                 20
John A. Pring Jr.                           8/10/94       8/10/04      $37.5000                 20
                                                                                          ---------
                             Total                                                             180
                                                                                          ---------

John J. Crabb                               2/23/93       2/23/03      $43.7500                 20
John J. Crabb                               4/28/93       4/28/03      $34.0000                 20
John J. Crabb                                6/4/93        6/4/03      $41.0000                 20
John J. Crabb                                8/6/93        8/6/03      $43.7500                 20
John J. Crabb                              10/28/93      10/28/03      $40.6300                 20
John J. Crabb                               1/20/94       1/20/04      $43.7500                 20
John J. Crabb                                4/8/94        4/8/04      $34.0000                 20
John J. Crabb                               4/27/94       4/27/04      $37.5000                 20
John J. Crabb                               8/10/94       8/10/04      $37.5000                 20
John J. Crabb                               9/21/94       9/21/04      $31.2500                100
John J. Crabb                               5/26/95       5/26/05      $34.0000                100
                                                                                          --------
                             Total                                                             380
                                                                                          --------

T Brooke Farnsworth                         9/21/94       9/21/04      $31.2500                100
T Brooke Farnsworth                         5/26/95       5/26/05      $34.0000                100
T Brooke Farnsworth                         5/22/96       5/22/06      $50.0000                100
                                                                                          --------
                             Total                                                             300
                                                                                          --------

John D. Lomax                               5/22/96       5/22/06       $50.0000               100
                                                                                          --------

Richard F. Conway                           5/22/96       5/22/06       $50.0000               100
                                                                                          --------

GRAND TOTAL 1988 OPTIONS                                                                     1,780
                                                                                          ========

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.2
                       CONVERTIBLE SECURITIES (CONTINUED)

                                            Option       Expiration     Exercise      Option Shares
    Individual                            Grant Date        Date          Price          12/31/02
    ----------                            ----------     ----------     --------      -------------
Other Options:
Marc MacAluso (1)                            2/1/01        2/1/09        $1.63            90,000
Marc MacAluso (1)                            2/1/01        2/1/09        $2.84            60,000
                                                                                      ----------
                             Total                                                       150,000
                                                                                      ----------

Bill Pennington (1)                          2/1/01        2/1/09        $1.63            90,000
Bill Pennington (1)                          2/1/01        2/1/09        $2.84            60,000
                                                                                      ----------
                             Total                                                       150,000
                                                                                      ----------

                                                                                      ----------
William T. War                               8/2/00        8/2/05        $9.37            25,000
                                                                                      ----------

GRAND TOTAL -OTHER                                                                       325,000
                                                                                      ==========


         (1) Pursuant to their employment agreements, dated effective February 1, 2001, the Company agreed to grant each of Mr.MacAluso and Mr. Pennington options to purchase 90,000 shares of the Company's Common Stock at an exercise price of $1.625 per share and options to purchase 60,000 shares of the Company's Common Stock at an exercise price of $2.84 per share, with such options vesting ratably over twelve fiscal quarters, with the first one-twelfth vesting on March 1, 2001. However, Mr. Pennington is fully vested in his 150,000 options due to change of control of the Company as of August 2, 2001, and Mr. MacAluso's options will be fully vested after the Transaction contemplated herein. The options for 90,000 shares each (representing approximately 3 percent of the outstanding shares of the Company) are also subject to automatic increase upon the issuance of additional shares by the Company in a pro rata amount based on the percentage increase in the number of outstanding shares of the Company. The exercise price for such new options would be the same as the issue price of the new shares issued by the Company.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.3
                              FINANCIAL INFORMATION

The Company's financial statements for the year ended December 31, 2001 are being restated and reaudited by the Company's new auditors, KPMG, LLC. In 2001 and prior years, the Company entered into certain commodity derivative contracts with Enron North America Corp. ("ENAC"), a subsidiary of Enron Corp. ("Enron"). On December 2, 2001, Enron and ENAC filed for Chapter 11 bankruptcy, and the Company determined that the ENAC contracts no longer qualified for cash flow hedge accounting under Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"). Consequently, the Company recorded a loss of $5.5 million for the year ended December 31, 2001 and deferred a corresponding amount in accumulated other comprehensive income, based on the estimated fair value of the derivative contracts based on future commodity prices at November 28, 2001.

The Company subsequently determined it should have ceased accounting for the derivative contracts as hedges at an earlier date, corresponding to the deterioration in the credit of ENAC and Enron in mid October 2001. At this date, changes in the fair value of the derivatives no longer were considered effective in offsetting changes in the cash flows of the hedged production. Accordingly, the Company adjusted the loss and the corresponding amount deferred in other comprehensive income previously recorded to reflect the estimated fair value of the derivative contracts at that date of $2.2 million. An adjustment was also recorded to reclassify to earnings $480,000 for the year ended December 31, 2001, representing the portion of the fair value of the derivative attributable to the originally scheduled settlements in 2001.

As a result, the Company has restated the accumulated other comprehensive income and accumulated deficit balances included in the accompanying December 31, 2001 balance sheet to reflect the adjustments discussed above.

On August 2, 2001, the Company's Series D Preferred and Series E Preferred stock held by Inland Holdings LLC, a company controlled by TCW Asset Management Company ("TCW") were exchanged for an unsecured subordinated note due September 30, 2009 and $2 million in cash from the Company. The note amount was for $98,968,964 and represented the face value plus accrued dividends of the Series D Preferred stock as of August 2, 2001. As a result of the exchange, the Company retired both the Series D and Series E Preferred stock.

When recording the transaction discussed above, the Company originally recorded additional accretion on the Series D and Series E Preferred stock of $9,092,000 and $2,542,000, respectively, as decreases to additional paid-in capital. In addition due to the related party nature of the transaction, the difference between the aggregate subordinated note balance and $2 million cash paid to TCW and the aggregate liquidation value of the Series D and Series E Preferred stock (including the additional accretion) plus accrued dividends resulted in an increase to additional paid-in capital of $13,083,00. Further when calculating net income (loss) attributable to common stockholders for the year ended December 31, 2001, the Company included the $13,083,000 increase to additional paid-in capital as the component of net income (loss) attributable to common stockholders, but did not include the aggregate $11,634,000 decrease to additional paid-in capital as a component of net income (loss) attributable to common stockholders.

As a result, the Company has restated the accompanying statement of stockholders' equity for the year ended December 31, 2001 to eliminate the additional accretion of $11,634,000 and to correspondingly reduce the excess carrying value of the Series D and Series E Preferred stock from $13,083,000 to $1,449,000. There was no net impact to stockholders' equity as a result of these adjustments. However, the Company has restated net income (loss) attributable to common stockholders to reflect the reduction to the excess carrying value of the Series D and Series E Preferred stock from $13,083,000 to $1,449,000.

 The report of KPMG LLP that accompanies the restated financial statements as of and for the year ended December 31, 2001, contained in Amendment No. One to Form 10K/A, states that "the Company has suffered losses from operations, has a net capital deficiency and has defaulted on its senior indebtedness subsequent to year-end which raise substantial doubt about its ability to continue as a going concern".

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.5
                                   LITIGATION

a. WEXPRO CASE. Inland Refining, Inc. ("IRI") was joined in a suit brought against Crysen Refining ("Crysen") by Wexpro Company (WEXPRO COMPANY, Plaintiff vs. CRYSEN REFINING, INC. a.k.a. SOUND REFINING, INC. INLAND REFINING INC., and JOHN DOES I-X in the Third District court in and for Salt Lake County, State of Utah, Case No. 990911524CN), alleging that payment for crude oil purchased by Crysen in 1993 amounting to $43,556 was not made. IRI purchased Crysen in December 31, 1997. In January 2000, IRI was sold to Silver Eagle Inc., but Inland Resources Inc. retained any potential liability associated with the Wexpro complaint. IRI claims no liability for such earlier claims.

                              DISCLOSURE SCHEDULE
                                  SCHEDULE 3.6
                            UNDISCLOSED LIABILITIES


None.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.7
                              CONSENTS / APPROVALS

  Consent to the Transactions in the Agreement are subject to approval by the
                           Company's Senior Lenders.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.10
                              COMPLIANCE WITH LAWS



None.

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.13
                                   ERISA PLANS



         Currently existing ERISA Plans of Inland Resources Inc. and Inland Production Company:

                  o        Inland Resources Inc. 401 (k) Plan

                  o        Inland Resources Inc. Employee Benefits Trust

                  o        Inland Resources Inc. 125 Cafeteria Plan

                               DISCLOSURE SCHEDULE
                                  SCHEDULE 3.16
                                  ENVIRONMENTAL


None.

                                                                     EXHIBIT B


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Amendment No. 12 to Schedule 13D dated February 13, 2003 ("Schedule 13D"), with respect to the shares of common stock, par value $.001 per share, of Inland Resources Inc. is, and any subsequent amendments to the Schedule 13D executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any subsequent amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement dated February 13, 2003.


                                        HAMPTON INVESTMENTS LLC
                                        By:  JWA Investments IV LLC,
                                             Managing Member


                                        By: /S/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Vice President



                                        JWA INVESTMENTS IV LLC


                                        By: /S/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Vice President



                                        SOLVATION INC.


                                        By: /S/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Vice President

                                        SDR GROUP HOLDINGS, INC.


                                        By: /S/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Vice President



                                        PENGO INDUSTRIES, INC.


                                        By: /S/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Vice President



                                        PENGO CAPITAL LLC


                                        By: /S/ JOHN W. ADAMS
                                           ------------------------------------
                                           John W. Adams
                                           Managing Member



                                          /S/ JOHN W. ADAMS
                                        ---------------------------------------
                                        JOHN W. ADAMS